2005
Annual Report and Accounts

WORLDWIDE ENERGY MOVERS

TEN LTD

TSAKOS ENERGY NAVIGATION LTD

Fleet Profile

CRUDE OIL
VLCC
SUEZMAX
AFRAMAX
PRODUCTS/CLEAN
AFRAMAX LR2
PANAMAX
HANDYMAX MR2
HANDYSIZE MR1
LNG
EXISTING
ON ORDER
CONVENTIONAL
LNG

VLCC

SUEZMAX

AFRAMAX

PANAMAX

HANDY

LNG

- ✓ Modern Diversified Fleet
- ✓ One of the Largest Ice-Class Fleets in the World
- ✓ Suitable for Transportation of Crude Oil Refined Petroleum Products and other Liquid Cargoes

Future DWT Growth

6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
0
2005
2006
2007
2008

Average Deadweight Age (April 2006):	5.9 years
Total Deadweight Tonnes 51 vessels:	5,292,000 dwt

For more information visit our website: www.tenn.gr

CONTENTS

Chairman's Letter	A2
Board of Directors and Officers	A5
TEN's Board Committees	A6
Financial Highlights	A8
TEN Growth Charts	A9
Form 20-F	see blue pages
TEN's Fleet	A17
TEN's Fleet Under Construction	A18
Shareholder Information	A19

CHAIRMAN'S LETTER

April 10th, 2006

Dear Fellow Shareowner:

2005 like the previous year was challenging, exciting and different. Tsakos Energy Navigation (TEN), once again, generated record profits and rewarded its shareowners with greater dividends while at the same time executing a share repurchase program. Even more importantly TEN made considerable progress in fleet modernization and prepared the ground works for major expansion initiatives taken early this year. Future prospects are bright. The leadership position in the ice-class and in refined product tankers arena holds special promise.

HIGHLIGHTS OF 2005

- Record profit of $161.8 million up 12.9%.
- Record earnings per share of $8.18 (basic) vs. $7.53 in 2004.
- Declared cash dividends of $2.10 attributable to 2005 operations payable $1.00 in October 2005 and $1.10 in April 2006, as compared with $1.65 attributable to 2004 and $1.00 attributable to 2003 operations.
- Repurchased 1,016,790 shares in 2005 and a further 108,500 shares earlier this year thereby retiring 5.6% of outstanding shares.
- Took delivery of five newbuildings.
- Sold five vessels and one newbuilding contract with gains of $45.3 million.

MILESTONES SINCE INCEPTION

It is always useful to remember from whence one came. The start-up company of late 1993 has developed both physically and strategically. Today, TEN is a strong enterprise well equipped for the challenges and opportunities ahead. A short list of achievements includes:

- Fifteen modern vessels were acquired earlier this year expanding the fleet to 51 ships including 16 newbuilding contracts for delivery in 2006/2007/2008. The initial fleet in late 1993 was 4 ships.
- A new building program of 41 vessels since 1997 at very favorable prices.
- A leadership position in the ice-class market with 24 ships including 11 newbuilding contracts, varying from handysize up to suezmax enabling TEN to service a wide range of client needs.
- A resulting fleet comprised of ships of all sizes ranging from handysize up to VLCC with a balance of crude transporters (24), product carriers (26) and LNG (1) that position TEN to serve the full range of clients needs.
- After twelve years of continuous profitability in a highly cyclical industry net income reached $161.8 million in 2005 as compared with $2.6 million in 1994.
- Cash dividends of $40.4 million are attributable to 2005 operations and a further $ 41.7 million has been invested in share repurchases.

TANKER INDUSTRY CHALLENGES

We observed in last year's letter that acceptable and desirable tanker tonnage was being redefined. The interim twelve months have confirmed the trend. The preference for young double-hulled ships is clear as to both prompt employability and charter rate differentials. The continuing growth in the world demand for petroleum and its products has largely absorbed the parallel growth in the available tanker fleet. Not only has the quantity of oil transported grown but the distances of delivery have likewise expanded. The increasingly tight supply of refinery capacity has also created a growing need for re-export of products. It has placed a premium on light gravity or sweet crude to feed older technology refineries, which also promotes longer trade routes. If these trends continue, the buildup of tonnage in early future years should not seriously disrupt the current supply/demand relationship.

ANNUAL REPORT AND ACCOUNTS 2005

A 2

Looking farther ahead the real challenge will be to provide replacements for the retirements mandated by the end of 2010. Another form of retirement is also on the horizon. Highly skilled seafarers are in short supply and new entrants to the profession are insufficient to meet future needs. This will be a special challenge to operators of LNG carriers and ice-class tankers, which require extensive training and special skills.

A more mundane but equally serious challenge is rapidly rising operating costs. Highly qualified personnel is increasingly expensive. Cleaner bunkers compound the effect of higher oil prices. Insurance premiums are pressured by natural disasters and terrorism events. Regulatory requirements for shipboard and land based procedures are increasingly complex. Corporate governance and other compliance demands have escalated overhead costs. Significantly, higher capital needs to finance much higher vessel prices are pressured by rapidly rising interest rates. The prospects of a weaker dollar are an added burden.

The definition of critical mass in the tanker industry has grown to a new level. Benefits of scale should help to address many of the above cited pressures. This has ignited the push for industry consolidation, which will surely accelerate during the balance of the decade. TEN believes these pressures and developments will benefit the tanker industry, the company, and the clients it serves.

OUTLOOK FOR 2006

The world economy has maintained its growth momentum. The U.S.A. continues to be the primary locomotive sustaining many exports dependent economies. Additionally, there are encouraging signs that Japan is awakening from its long slumber and Europe has edged away from the edge of recession. The key beneficiaries are the natural resource producers and the suppliers of low cost consumer goods and services. China, India, the Pacific Rim, segments of Latin America, and most of the oil exporters are experiencing record growth and new found wealth. A much wider and stronger consumer base has developed with much of it directed to products and services requiring energy and particularly petroleum. Oil consumption leaped 2.4% in 2003, 3.4% in 2004, 1.8% in 2005, and is projected to increase another 1.8% this year. This has put considerable pressure on the supply side with resulting high oil prices. There is concern that these price levels for oil could result in demand destruction; however, anecdotal evidence suggests that it has been limited. A parallel concern is that capacity to produce and refine petroleum has not kept pace with the growth in consumption. Long lead times are required to expand such capabilities and in the meantime higher prices are a likely consequence. Obviously, high prices for oil products are not beneficial to the transport segment of the industry, which depends on volume and is penalized by high bunker expenses.

Tanker capacity grew significantly in 2005 reflecting sharply higher deliveries and unexpectedly low removals. This helped to ease the unusually tight supply conditions of 2004 and early 2005. On balance, the industry has operated in a good chartering environment; albeit, not at the " perfect storm" levels of 2004. Tanker capacity is expected to expand again in 2006, but at a more modest pace than last year. Meanwhile, oil demand and related ton/miles requirements should continue to grow. Overall, the supply / demand relationship should remain within historical boundaries.

As noted earlier, managements will need to search for cost containment measures while maintaining high standards of safety and reliability of service. Scale will most likely attract the greatest interest. On balance, the industry will be pressed to match the earnings of 2004 and 2005. However, 2006 should provide acceptable profits for the fourth consecutive year.

ANNUAL REPORT AND ACCOUNTS 2005
A3

TEN'S PROSPECTS

TEN's longer term prospects are very promising. Built-in expansion will help to control the burden of overhead costs. The leadership position in ice-class capability should provide an edge in serving the needs of that growing market. The breadth of the fleet should continue to attract clients with broad-based needs. The low cost basis of one of the youngest and most modern tanker fleets in the world should contribute to TEN's ability to effectively compete as a low cost provider of top quality service. At the risk of redundancy observations in last year's letter remain highly relevant. A paraphrase and update of those views follows:

TEN is well positioned to compete in the demanding environment highlighted earlier. The human strengths of the commercial and technical managers within the Tsakos Group are invaluable. They bring over three decades of experience and longstanding customer ties to support operations. They also permit TEN to draw on a large pool of mature and skilled seafarers. The business model has also proven its merit. The essence of this model is balance. The chartering policy, which emphasizes high fleet employment, assured minimum revenues and breathing room to participate in rising freight markets has produced consistent and growing profits through three shipping cycles in the last eleven years. Likewise risk management has tempered financing cost volatility through interest rate hedging positions that should provide comfort in the future. Highly fortuitous timing of newbuilding orders has also built less visible shareholders value, which combined with a strategic and opportunistic sales policy has contributed significant capital gains and competitive provisions for depreciation.

Net asset value, which theoretically represents the liquidation value of an enterprise, has appreciated dramatically over the past three years. Newbuilding contract prices have risen sharply in the interim reflecting the charter rate environment, sharply higher materials and component prices, as well as the restricted availability of berths into late 2008. Second-hand prices remain strong reflecting immediate availability for employment. Based on guidance from independent ship brokers TEN estimates that the resale value of its 32 owned vessels, the excess market value of 3 chartered-in vessels over TEN's repurchase option prices, and the resale value of its new building contracts versus contract prices exceed carrying value by approximately $800 million. This reflects an even stronger financial position than that displayed in the conventional balance sheet and provides a solid foundation for future growth.

ANNUAL GENERAL MEETING

Our shareowners' Annual General Meeting (AGM) will be held in Athens, Greece on the 1st of June at 14:00. The key proposals will be the election of two directors and the appointment of auditors for the current fiscal year. The AGM is where sound corporate governance begins. Your participation by proxy or preferably in person is essential. As an added attraction, Athens is again hosting "Poseidonia", the premier shipping conference. That's an extra dividend for all attendees of our AGM.

On behalf of the entire Board of Directors I wish to congratulate and thank our management for an outstanding performance throughout the twelve years history of the enterprise. The results of 2005 were exceptional. Most importantly the foundation for increasing shareholder value is firmly in place. These achievements have been only partially recognized. The total return for shareowners in Calendar 2005 was better than the peer group but only 7.9%. Nevertheless, the aggregate return to shareowners since the offering price of $15 (when listed on the NYSE in March 2002) has been 194%. The support of our shareowners is very much appreciated and we will continue to work to deserve your confidence.

Yours sincerely,

D. John Stavropoulos
Chairman of the Board

ANNUAL REPORT AND ACCOUNTS 2005
A 4

Financial Highlights

(Expressed in thousands of US Dollars – except share data)
(In accordance with United States Generally Accepted Accounting Principles)

	2005	2004	2003
VOYAGE REVENUES, NET OF COMMISSIONS	284,019	305,213	230,069
OPERATING INCOME	154,765	145,463	70,677
NET INCOME	161,755	143,290	59,052
EARNINGS PER SHARE (BASIC)	8.18	7.53	3.45
EARNINGS PER SHARE (DILUTED)	8.17	7.51	3.44
TOTAL ASSETS	1,089,174	938,969	825,507
TOTAL LIABILITIES	481,988	419,448	510,938
STOCKHOLDERS' EQUITY	607,186	519,521	314,569
OUTSTANDING SHARES AT YEAR END	19,177,195	20,175,536	17,151,623
WEIGHTED AVERAGE OUTSTANDING SHARES (BASIC)	19,772,270	19,034,727	17,134,347
WEIGHTED AVERAGE OUTSTANDING SHARES (DILUTED)	19,786,846	19,080,975	17,187,859
STOCKHOLDERS' EQUITY PER SHARE OF COMMON STOCK	31.66	25.75	18.34
SHARE PRICE (AS OF DECEMBER 31) *(see note 1 below)*	36.67	35.79	18.45
NUMBER OF VESSELS AT YEAR END *(see note 2 below)*	25	26	27
TOTAL DWT	2,924,944	2,812,655	2,681,552
AVERAGE DEADWEIGHT AGE OF VESSELS	6.3	7.5	6.5

DIVIDEND PER SHARE
2.5
2.0
1.5
1.0
0.5
0.0
0.70
1.00
1.65
2.10
2002
2003
2004
2005

TOTAL ASSETS
(in thousands of US Dollars)
1200
1000
800
600
400
200
0
825,507
938,969
1,089,174
2002
2003
2004
2005

SHARE PRICE
40
35
30
25
20
15
10
5
0
18.45
35.79
36.67
2002
2003
2004
2005

NOTE 1: As quoted on the New York Stock Exchange.
NOTE 2: The number of vessels at the year end includes:

- The **M/T Olympia**, a double hull Aframax tanker that was sold through a sale and leaseback arrangement in October 1999 and is time-chartered back from the buyers until October 2007.

- The **M/T Cape Baker** and **M/T Cape Balboa**, two double hull Suezmax tankers that were sold through a sale and leaseback arrangement in 2003 and were time-chartered back by TEN for a minimum period of five years.

ANNUAL REPORT AND ACCOUNTS 2005
A8

TEN GROWTH CHARTS

OPERATING INCOME
(in million US$)

(US$)
200
150
100
50
0
0.9
4.4
6.5
9.2
17.8
23.9
17.0
30.8
38.0
14.4
70.7
145.5
154.8
1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005

Data adjusted to reflect bonus share distributions of:
5.0% in June 1995, 2.5% in June 1996, 2.0% in June 1997, 2.2% in June 1998.

NET INCOME
(in million US$)

(US$)
200
150
100
50
0
0.6
2.6
3.7
3.3
8.6
9.2
4.4
14.1
24.6
3.9***
59.1
143.3
161.8
1993* 1994 1995** 1996 1997 1998 1999 2000 2001 2002 2003 2004**** 2005*****
I A S
U S G A A P

* For 101 days of operation only.
** Includes the capital gain from the sale of M/T Vergina I.
*** Includes a non-cash charge for the value impairment of two vessels totalling $10.8 million.
**** Includes the capital gain from the sale of vessels.
***** Includes the capital gain from the sale of vessels.

RETURN ON EQUITY

(%)
50
40
30
20
10
0
1.9
8.0
10.4
8.4
7.5
7.2
3.1
10.5
16.8
7.4
22.1
45.1
32.0
1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005

Based on Shareholders' Equity at beginning of the year.

EPS (Basic)

($)
10.00
8.00
6.00
4.00
2.00
0.00
0.43
1.83
2.30
2.48
2.31
2.64
0.44
1.43
2.56
1.12
3.45
7.53
8.18
1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005
I A S
U S G A A P

ANNUAL REPORT AND ACCOUNTS 2005
A9

The 1993-1999 financial data is in accordance with International Accounting Standards (IAS) while 2000-2005 is in accordance with US Generally Accepted Accounting Principles (US GAAP)

SHAREHOLDERS' EQUITY
(in million US$)

(US$)
800
700
600
500
400
300
200
100
0
32.7
35.3
39.0
114.7
129.0
138.3
134.3
146.6
171.1
267.4
314.6
519.5
608.4
1993* 1994 1995 1996** 1997 1998 1999 2000 2001 2002*** 2003 2004**** 2005

* Oslo Stock Exchange IPO September 1993.
** Secondary Equity offering December 1996.
*** New York Stock Exchange IPO March 2002.
**** Secondary Equity offering May 2004.

FLEET GROWTH
(in million dwt)

(dwt)
3.0
2.5
2.0
1.5
1.0
0.5
0.0
0.23
0.27
0.32
0.70
0.80
1.30
1.42
1.42
1.42
2.23
2.68
2.82
2.93
1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005
4 ships 5 ships 6 ships 11 ships 12 ships 15 ships 16 ships 16 ships 16 ships 22 ships 27 ships 26 ships 25 ships

FLEET UTILIZATION

(%)
100
80
60
40
20
0
100.0
96.8
96.3
98.7
98.2
96.4
97.0
96.1
98.6
93.8
93.0
97.6
96.5
Average industry utilization rate 92%
1993* 1994 1995 1996** 1997 1998 1999 2000 2001 2002 2003 2004 2005
4 ships 5 ships 6 ships 11 ships 12 ships 15 ships 16 ships 16 ships 16 ships 22 ships 27 ships 26 ships 25 ships

* For 101 days of operation only.
** Represents only the seven vessels that operated for the full year, and excludes the four vessels added in late December 1996.

AVERAGE FLEET AGE

(Years)
12
10
8
6
4
2
0
10.0
10.3
10.2
9.6
9.8
6.4
7.2
8.3
9.3
6.8
6.5
7.5
6.3
1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005
4 ships 5 ships 6 ships 11 ships 12 ships 15 ships 16 ships 16 ships 16 ships 22 ships 27 ships 26 ships 25 ships

ANNUAL REPORT AND ACCOUNTS 2005
A10

DELIVERING ENERGY TO THE WORLD

APOLLON
ARIES
ALASKA
AJAX
AFRODITE
OLYMPIA
OPAL QUEEN
ARIADNE
ARCHANGEL
EURONIKE
HESNES
ARTEMIS
PARTHENON
AZTEC
ATHENS 2004
VICTORY III
LIBRA
CRUX
MARATHON
VERGINA II
INCA
TRIATHLON
DELPHI
DIDIMON
MAYA
CAPE BAKER
CAPE BALBOA

TEN's Headquarters

Fleet Technical Manager
Tsakos Shipping & Trading S.A.

TEN's NEWBUILDING PROGRAM
ARCTIC
ANTARCTIC
ANDROMEDA
AEGEAS
BYZANTION
BOSPOROS
ANTARES
ARION
PROMITHEAS
PROTEAS
PROPONTIS
H/N 1344
SILIA T
MARIA TSAKOS
MILLENNIUM
LA MADRINA
ANDES
LA PRUDENCIA
entional Crude/Products
Ice - Class Crude/Products
LNG

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-3136

TSAKOS ENERGY NAVIGATION LIMITED

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Bermuda

(Jurisdiction of incorporation or organization)

367 Syngrou Avenue

175 64 P. Faliro

Athens, Greece

011-30210-9407710

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, par value $1.00 per share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

As of December 31, 2005, there were 19,177,195 shares of the registrant’s Common Shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

Note–Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒     No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer   ☒                Accelerated filer   ☒                 Non-accelerated filer  ☒

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17          Item 18    ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐    No  ☒

FORWARD-LOOKING INFORMATION

This Annual Report on Form 20-F contains forward-looking statements based on beliefs of our management. Any statements contained in this Annual Report on Form 20-F that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events, including:

•	general economic and business conditions;

•	global and regional political conditions;

•	acts of terrorism and other hostilities;

•	availability of and demand for crude oil and petroleum products;

•	demand for crude oil and petroleum product substitutes;

•	actions taken by OPEC and major oil producers and refiners;

•	competition in the marine transportation industry;

•	developments in international trade;

•	international trade sanctions;

•	changes in seaborne and other transportation patterns;

•	our ability to find new charters for our vessels at attractive rates;

•	capital expenditures;

•	meeting our requirements with customers;

•	tanker supply and demand;

•	interest rate movements; and

•	foreign exchange

The words “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to us are intended to identify such forward-looking statements. Such statements reflect our current views and assumptions and all forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect our future financial results are discussed more fully under “Key Information — Risk Factors”, as well as elsewhere in this Annual Report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission (“SEC”). We caution readers of this Annual Report not to place undue reliance on these forward-looking statements, which speak only as of their dates. We undertake no obligation to publicly update or revise any forward-looking statements.

PART I

Tsakos Energy Navigation Limited is a Bermuda company that is referred to in this Annual Report on Form 20-F, together with its subsidiaries, as Tsakos Energy Navigation, “the Company,” “we,” “us,” or “our.” This report should be read in conjunction with our consolidated financial statements and the accompanying notes thereto, which are included in Item 18 to this report.

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

Selected Consolidated Financial Data

The following table presents selected consolidated financial and other data of Tsakos Energy Navigation for each of the five years in the five year period ended December 31, 2005. The table should be read together with “Item 5. Operating and Financial Review and Prospects.” The selected consolidated financial data of Tsakos Energy Navigation is a summary of, is derived from and is qualified by reference to, our consolidated financial statements and notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”) and have been audited for the years ended December 31, 2002, 2003, 2004 and 2005 by Ernst & Young (Hellas) Certified Auditors Accountants S.A. (“Ernst & Young”), independent auditors, and for the year ended December 31, 2001 by Arthur Andersen (“Arthur Andersen”), independent auditors.

On May 30, 2002, we dismissed Arthur Andersen as our independent auditors. The report of Arthur Andersen on the Company’s financial statements for the year ended December 31, 2001 did not contain an adverse opinion, disclaimer of opinion or qualification or modification as to uncertainty, audit scope or accounting principles. During the year ended December 31, 2001, there were no disagreements with Arthur Andersen on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedures. During the year ended December 31, 2001, there were no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K).

At the same time as the Company dismissed Arthur Andersen as its auditors, it engaged Ernst & Young to act as its independent auditors as successor to Arthur Andersen. During the year ended December 31, 2001 and the subsequent interim period to May 30, 2002, the Company did not consult with Ernst & Young regarding (i) either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, or (ii) any matter that was either the subject of disagreement on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures or a reportable event (as defined in Item 304(a)(1)(v) of Regulation S-K).

The action to dismiss Arthur Andersen as the Company’s independent auditors and to replace them with Ernst & Young was taken by the board of directors on the recommendation of its audit committee.

Our audited consolidated statements of income, stockholders’ equity and cash flows for the years ended December 31, 2003, 2004 and 2005, and the consolidated balance sheets at December 31, 2004 and 2005, together with the notes thereto, are included in “Item 18. Financial Statements” and should be read in their entirety.

Selected Consolidated Financial and Other Data

(Dollars in thousands, except per share amounts and fleet data)

	2001	2002	2003	2004	2005
Income Statement Data
Voyage revenues	$125,029	$130,004	$241,365	$318,278	$295,623
Expenses
Commissions	6,379	6,364	11,296	13,065	11,604
Voyage expenses	14,395	25,125	48,152	42,109	35,970
Charter hire expense	7,041	7,713	13,145	24,341	24,317
Vessel operating expenses (1)	28,695	32,347	49,949	53,900	52,945
Depreciation	21,250	24,429	32,877	35,377	35,697
Impairment loss	—	10,781	—	—	—
Amortization of deferred dry-docking costs	5,119	4,315	7,835	8,753	6,583
Provision for doubtful receivables	—	—	700	933	40
Management fees	3,132	3,239	4,470	5,328	5,460
Stock option compensation expense	258	—	—	—	—
General and administrative expenses	792	1,261	2,415	3,099	3,631
Management incentive award	—	—	—	2,500	2,500
Foreign currency losses (gains)	24	84	389	185	(181)
Amortization of deferred gain on sale of vessels	—	—	(541)	(3,167)	(3,168)
Gain on sale of vessels	—	—	—	(13,608)	(34,540)
Operating income	37,944	14,346	70,677	145,463	154,765
Other expenses (income):
Gain on sale of non-operating vessels	—	—	—	(7,757)	(10,765)
Interest and finance costs, net	14,542	11,385	12,372	10,135	11,247
Interest income	(1,214)	(736)	(387)	(761)	(7,360)
Share of profits of joint-venture	—	(197)	(602)	—	—
Other, net	—	—	242	556	(112)
Total other expenses (income), net	13,328	10,452	11,625	2,173	(6,990)
Net income	$24,616	$3,894	$59,052	$143,290	161,755
Per Share Data
Earnings per share, basic	$2.56	$0.25	$3.45	$7.53	$8.18
Earnings per share, diluted	$2.54	$0.25	$3.44	$7.51	$8.17
Weighted average number of shares, basic	9,634,323	15,717,065	17,134,347	19,034,727	19,772,270
Weighted average number of shares, diluted	9,705,381	15,854,904	17,187,859	19,080,975	19,786,846
Dividends per common share, paid	$—	$0.50	$0.70	$1.20	$1.95
Cash Flow Data
Net cash from operating activities	43,454	32,745	84,184	153,606	146,903
Net cash used in investing activities	(19,109)	(256,984)	(91,837)	(92,663)	(108,969)
Net cash from (used in) financing activities	(20,841)	230,639	54,792	(30,834)	(9,087)
Balance Sheet Data
Cash and cash equivalents	$33,274	$39,674	$86,813	$116,922	$145,769
Cash, restricted	7,815	7,000	—	1,453	271
Investments	—	—	—	10,000	32,121
Advances for vessels under construction	33,008	41,963	33,420	121,260	150,428
Vessels, net book value	345,463	553,143	654,662	636,274	711,362
Total assets	444,261	694,545	825,507	938,969	1,089,174
Long-term debt, including current portion	244,459	385,952	452,620	365,164	433,519
Total stockholders’ equity	171,068	267,444	314,569	519,521	607,186
Fleet Data
Average number of vessels (2)	16.0	18.0	25.7	27.3	26.1
Number of vessels (at end of period) (2)	16.0	22.0	27.0	26.0	25.0
Average age of fleet (in years) (3)	9.3	6.8	6.5	7.5	6.3
Earnings capacity days (4)	5,840	6,587	9,386	9,988	9,527
Off-hire days (5)	81	410	663	241	335
Net earnings days (6)	5,759	6,177	8,723	9,747	9,192
Percentage utilization (7)	98.6%	93.8%	92.9%	97.6%	96.5%
Average TCE per vessel per day (8)	$19,002	$16,676	$22,639	$28,722	$28,645
Vessel operating expenses per ship per day (9)	$5,622	$5,498	$5,946	$6,286	$6,534
Vessel overhead burden per ship per day (10)	$672	$683	$734	$1,094	$1,217

(1)	Vessel operating expenses are costs that vessel owners typically bear, including crew wages and expenses, vessel supplies and spares, insurance, tonnage tax, routine repairs and maintenance, and other direct operating costs.

(2)	Includes chartered vessels, but excludes vessels from the Company’s joint venture, LauriTen Ltd., which existed between October 2002 and August 2003.

(3)	The average age of our fleet is the age of each vessel in each year from its delivery from the builder, weighted by the vessel’s deadweight tonnage (“dwt”) in proportion to the total dwt of the fleet for each respective year.

(4)	Earnings capacity days are the total number of days in a given period that we own or control vessels.

(5)	Off-hire days are days related to repairs, dry-dockings and special surveys, vessel upgrades and initial positions after delivery of new vessels.

(6)	Net earnings days are the total number of days in any given period that we own vessels less the total number of off-hire days for that period.

(7)	Percentage utilization represents the percentage of earnings capacity days that the vessels were actually employed, i.e., earnings capacity days less off-hire days.

(8)	The shipping industry uses time charter equivalent, or TCE, to calculate revenues per vessel in dollars per day for vessels on voyage charters. The industry does this because it does not commonly express charter rates for vessels on voyage charters in dollars per day. TCE allows vessel operators to compare the revenues of vessels that are on voyage charters with those on time charters. For vessels on voyage charters, we calculate TCE by taking revenues earned on the voyage and deducting the voyage costs and dividing by the actual number of voyage days. For vessels on bareboat charter, for which we do not incur either voyage or operation costs, we calculate TCE by taking revenues earned on the charter and adding a representative amount for vessel operating expenses. TCE differs from average daily revenue earned in that TCE is based on revenues before commissions and does not take into account off-hire days.

(9)	Vessel operating expenses per ship per day represents vessel operating expenses divided by the earnings capacity days of vessels incurring operating expenses. Earnings capacity days of vessels on bareboat or chartered-in have been excluded.

(10)	Vessel overhead burden per ship per day is the total of management fees, management incentive awards and general and administrative expenses divided by the total number of earnings capacity days.

Capitalization and Indebtedness

Not Applicable.

Reasons For the Offer and Use of Proceeds

Not Applicable.

Risk Factors

Risks Related To Our Industry

The tanker industry is highly dependent upon the crude oil and petroleum products industries.

The employment of our vessels is driven by the availability of and demand for crude oil and petroleum products, the availability of modern tanker capacity and the scrapping, conversion or loss of older vessels. Historically, the world oil and petroleum markets have been volatile and cyclical as a result of the many conditions and events that affect the supply, price, production and transport of oil, including:

•	increases and decreases in the demand for crude oil and petroleum products;

•	availability of crude oil and petroleum products;

•	demand for crude oil and petroleum product substitutes, such as natural gas, coal, hydroelectric power and other alternate sources of energy that may, among other things, be affected by environmental regulation;

•	actions taken by OPEC and major oil producers and refiners;

•	global and regional political and economic conditions;

•	developments in international trade;

•	international trade sanctions;

•	environmental factors;

•	weather; and

•	changes in seaborne and other transportation patterns.

The economic expansion in the U.S., Chinese and Indian economies, and the improved performance of the Japanese economy, with their impact on Pacific Rim and Latin American activity, maintained, albeit at a slower pace, the strong demand for crude oil and oil products seen during 2004 and 2005. The strong demand for crude oil and oil products was also supported by seasonal and environmental factors and the need to restore depleted oil inventories in the U.S. and the other major Organization for Economic Cooperation and Development importing countries. However, if the production of and demand for crude oil and petroleum products slow in the future, a corresponding decrease in shipments of these products could have an impact on the employment of our vessels and the charter rates that they command. In particular, the charter rates that we earn from our spot charters, contracts of affreightment and vessels employed in pools may decline. In addition, overbuilding of tankers has, in the past, led to a decline in charter rates. If the supply of tanker capacity increases and the demand for tanker capacity does not, the charter rates paid for our vessels could materially decline. The resulting decline in revenues could have a material adverse effect on our revenues and profitability.

The global tanker industry is highly competitive.

We operate our fleet in a highly competitive market. Our competitors include owners of VLCCs, Suezmax, Aframax, Panamax and Handysize tankers. These competitors include other independent tanker companies, as well as national and independent oil companies, some of whom have greater financial strength and capital resources than we do. Competition in the tanker industry is intense and depends on price, location, size, age, condition, and the acceptability of the available tankers and their operators to potential charterers.

Terrorist attacks and international hostilities can affect the tanker industry, which could adversely affect our business.

An attack like those of September 11, 2001 or longer-lasting wars or international hostilities, including those currently in Afghanistan and Iraq, could damage the world economy, adversely affect the availability of and demand for crude oil and petroleum products and negatively affect our investment and our customers’ investment decisions over an extended period of time. We conduct our vessel operations internationally, and our business, financial condition and results of operations may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political instability, terrorist or other attacks, war or international hostilities.

As our current charters expire, new charters at attractive rates may not be available.

In 2005, we derived approximately 47% of our revenues from time charters, as compared to 37% in 2004. As the current period charters of our vessels expire, it may not be possible to re-charter these vessels on a period basis at attractive rates. If attractive period charter opportunities are not available, we would seek to charter our vessels on the spot market. Charter rates in the spot market are subject to significant fluctuations, and tankers traded in the spot market may experience substantial off-hire time.

If our exposure to the spot market or contracts of affreightment increases, our revenues could suffer and our expenses could increase.

The spot market for crude oil and petroleum product tankers is highly competitive. As a result of any increased reliance on the spot market, we may experience a lower utilization of our fleet, leading to a decline in operating revenue. Moreover, to the extent our vessels are employed in the spot market, both our revenue from vessels and our operating costs, specifically, our voyage expenses will be more significantly impacted by increases in the cost of bunkers (fuel). Unlike time charters in which the charterer bears all of the bunker costs, in spot market voyages we bear the bunker charges as part of our voyage costs. As a result, while historical increases in bunker charges are factored into the prospective freight rates for spot market voyages periodically announced by WorldScale Association (London) Limited and similar organizations, increases in bunker charges in any given period could have a material adverse effect on our cash flow and results of operations for the period in which the increase occurs. In addition, to the extent we employ our vessels pursuant to contracts of affreightment or under pooling arrangements, the rates that we earn from the charterers under those contracts may be subject to reduction based on market conditions, which could lead to a decline in our operating revenue.

Oil industry developments, competition among tanker operators and evolving regulatory requirements will compel us to renew our fleet and make ongoing capital expenditures.

During the down cycle in the oil industry in late 1998 and 1999, the oil industry experienced consolidation with the announcement or completion of several combinations among major oil companies, as well as consolidations involving tanker operators. As a result, the major oil companies have started to focus their chartering requirements with a smaller number of shipping companies that possess large and diversified modern fleets that are compliant with the increasingly stringent environmental regulations applicable to tanker operators.

To address these developments, we intend to expand and further renew our fleet by pursuing the acquisition or construction of additional vessels or fleets or tanker companies that are complementary to our existing operations, assuming we have the financial resources and debt capacity to do so. In addition, we are exploring opportunities in the liquefied natural gas (LNG) market to expand our exposure in the overall energy sector. However, the world’s leading tanker and LNG shipyards have little or no additional capacity until the middle of 2009 and we may not be able to purchase or construct additional vessels, other than those currently on order, on commercially acceptable terms. If we seek to expand through the acquisition of other tanker or LNG companies, we face numerous challenges, including:

•	difficulties in the assimilation of acquired operations;

•	diversion of management’s attention from other business concerns;

•	assumption of potentially unknown material liabilities or contingent liabilities of acquired companies;

•	competition from other potential acquirers, some of which have greater financial resources;

•	impairment of acquired assets, which would reduce future reported earnings; and

•	potential loss of clients or key employees of acquired companies.

We cannot assure you that we will be able to integrate successfully the operations, personnel, services or vessels that we might acquire in the future, and our failure to do so could adversely affect our profitability.

We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our cash flows and net income.

Our business and the operation of our vessels are subject to extensive international, national and local environmental and health and safety laws and regulations in the jurisdictions in which our vessels operate, as well as in the country or countries of their registration. In addition, major oil companies chartering our vessels impose, from time to time, their own environmental and health and safety requirements. We have incurred significant expenses in order to comply with these regulations and requirements, including the costs of ship modifications and changes in operating procedures, additional maintenance and inspection requirements, contingency arrangements for potential spills, insurance coverage and full implementation of the new security-on-vessels requirements which came into effect on July 1, 2004.

In particular, certain international, national and local laws and regulations require, among other things, double hull construction for new tankers, as well as the retrofitting or phasing-out of single hull tankers based on each vessel’s date of build, gross tonnage (a unit of measurement for the total enclosed spaces within a vessel) and/or hull configuration. Furthermore, certain countries have already banned single-hull tankers carrying heavy grades of oil from approaching their coastlines or entering their ports. However, due to our current trading patterns, we do not believe these restrictions will have a material effect on our operations and, as with all vessels in our fleet, we will continue to evaluate the usefulness of our single-hull vessels, their marketability and their compatibility with our chartering strategies. All of the newbuildings we have contracted to purchase are double-hulled. However, because environmental regulations may become stricter, future regulations may limit our ability to do business, increase our operating costs and/or force the early retirement of our vessels, all of which could have a material adverse effect on our financial condition and results of operations.

International, national and local laws imposing liability for oil spills are also becoming increasingly stringent. Some impose joint, several, and in some cases, unlimited liability on owners, operators and charterers regardless of fault. We could be held liable as an owner, operator or charterer under these laws. In addition, under certain circumstances, we could also be held accountable under these laws for the acts or omissions of Tsakos Shipping & Trading (“Tsakos Shipping”) or Tsakos Energy Management, members of the Tsakos Group that provide technical and commercial management services for our vessels and us, or others in the management or operation of our vessels. Although we currently maintain, and plan to continue to maintain, for each of our vessels pollution liability coverage in the amount of $1 billion per incident (the maximum amount available), a catastrophic spill could exceed the insurance coverage we have available, and result in our having to liquidate assets to pay claims. In addition, we may be required to contribute to funds established by regulatory authorities for the compensation of oil pollution damage.

Maritime disasters and other operational risks may adversely impact our reputation, financial condition and results of operations.

The operation of ocean-going vessels has an inherent risk of maritime disaster, environmental mishaps, cargo and property losses or damage and business interruptions caused by, among others:

•	mechanical failure;

•	human error;

•	labor strikes;

•	adverse weather conditions;

•	vessel off hire periods;

•	regulatory delays; and

•	political action, civil conflicts, terrorism and piracy in countries where vessel operations are conducted, vessels are registered or from which spare parts and provisions are sourced and purchased.

Any of these circumstances could adversely affect our operations, result in loss of revenues or increased costs and adversely affect our profitability and our ability to perform our charters. The events of September 11, 2001 led to increases in our insurance premium rates and the implementation of special “war risk” premiums for certain trading routes. The more recent natural disasters, such as the hurricanes striking the United States, have led to yet further increases. For 2004-2005, our P&I club insurance premiums increased for several of our vessels by approximately 21%, but for others the increase was minimal. Our hull and machinery insurance premiums also increased in certain cases by 9%, but in others by less than 3%. Increases of up to 15% for P&I club insurance premiums and up to 10% for hull and machinery insurance premiums are expected for 2006-2007. In addition, “war risk” coverage for vessels operating in certain geographical areas has doubled, but this type of coverage represents a relatively small portion of our total insurance premiums. These increases in insurance rates would adversely affect our profitability.

Our vessels could be arrested at the request of third parties.

Under general maritime law in many jurisdictions, crew members, tort claimants, vessel mortgagees, suppliers of goods and services and other claimants may lien a vessel for unsatisfied debts, claims or damages. In many jurisdictions a maritime lien holder may enforce its lien by arresting a vessel through court process. In some jurisdictions, under the extended sister ship theory of liability, a claimant may arrest not only the vessel with respect to which the claimant’s maritime lien has arisen, but also any associated vessel under common ownership or control. While in some jurisdictions which have adopted this doctrine, liability for damages is limited in scope and would only extend to a company and its ship owning subsidiaries, we cannot assure you that liability for damages caused by some other vessel determined to be under common ownership or control with our vessels would not be asserted against us.

Our vessels may be requisitioned by governments without adequate compensation.

A government could requisition or seize our vessels. Under requisition for title, a government takes control of a vessel and becomes its owner. Under requisition for hire, a government takes control of a vessel and effectively becomes its charterer at dictated charter rates. Generally, requisitions occur during periods of war or emergency. Although we would be entitled to compensation in the event of a requisition, the amount and timing of payment would be uncertain.

Risks Related To Our Business

We depend on companies that are part of the Tsakos Group to manage our business.

We do not have the employee infrastructure to manage our operations and have no physical assets except our vessels and the newbuildings that we have under contract. We have engaged Tsakos Energy Management to perform all of our executive functions. Tsakos Energy Management directly provides us with financial, accounting and other back-office services, including acting as our liaison with the New York Stock Exchange and the Bermuda Stock Exchange. Tsakos Energy Management, in turn, oversees and subcontracts commercial management, day-to-day fleet technical management, such as crewing, chartering and vessel purchase and sale functions, to Tsakos Shipping, one of the world’s largest independent tanker managers. As a result, we depend upon the continued services of Tsakos Energy Management and Tsakos Energy Management depends on the continued services of Tsakos Shipping.

We derive significant benefits from our relationship with the Tsakos Group, including purchasing discounts to which we otherwise would not have access. We would be materially adversely affected if either Tsakos Energy Management or Tsakos Shipping becomes unable or unwilling to continue providing services for our benefit at the level of quality they have provided such services in the past and at comparable costs as they have charged in the past. If we were required to employ a ship management company other than Tsakos Energy Management, we believe our access to world-class charterers could be diminished, our management costs could increase and our profitability could be adversely affected.

Tsakos Energy Management and Tsakos Shipping are privately held companies and there is little or no publicly available information about them.

The ability of Tsakos Energy Management and Tsakos Shipping to continue providing services for our benefit will depend in part on their own financial strength. Circumstances beyond our knowledge or control could impair their financial strength and, because both of these companies are privately held, it is unlikely that information about their financial strength would become public unless these companies began to default on their obligations. As a result, an investor in our common shares might have little advance warning of problems affecting Tsakos Energy Management or Tsakos Shipping, even though these problems could have a material adverse effect on us.

Tsakos Energy Management has the right to terminate its management agreement with us, and Tsakos Shipping has the right to terminate its contract with Tsakos Energy Management.

Tsakos Energy Management may terminate its management agreement with us at any time upon one year’s notice. In addition, if even one director were to be elected to our board without having been recommended by our existing board, Tsakos Energy Management would have the right to terminate the management agreement on 10 days’ notice. If Tsakos Energy Management terminates the agreement for this reason, we would be obligated to pay Tsakos Energy Management the present discounted value of all payments that would have otherwise become due under the management agreement until June 30 in the tenth year following the date of the termination plus the average of the incentive awards previously paid to Tsakos Energy Management multiplied by ten. A termination as of December 31, 2005 would have resulted in a payment of approximately $79.0 million.

Tsakos Energy Management’s contract with Tsakos Shipping may be terminated by either party upon six months’ notice and would terminate automatically upon termination of our management agreement with Tsakos Energy Management.

Our ability to pursue legal remedies against Tsakos Energy Management and Tsakos Shipping is very limited.

In the event Tsakos Energy Management breached its management agreement with us, we could bring a lawsuit against Tsakos Energy Management. However, because we are not ourselves party to a contract with Tsakos Shipping, it may be impossible for us to sue Tsakos Shipping for breach of its obligations under its contract with Tsakos Energy Management, and Tsakos Energy Management, which is an affiliate of Tsakos Shipping, would probably have no incentive to sue Tsakos Shipping. Tsakos Energy Management is a company with no substantial assets and no income other than the income it derives under our management agreement. Therefore, it is unlikely that we would be able to obtain any meaningful recovery if we were to sue Tsakos Energy Management or Tsakos Shipping on contractual grounds.

Tsakos Shipping manages other tankers and could experience conflicts of interests in performing obligations owed to us and the operators of the other tankers.

Tsakos Shipping manages three VLCC tankers, two double-hull and one single-hull, that operate under long term bareboat charters, plus four other tankers aged over twenty years, in addition to the vessels that it manages for us. These vessels are operated by the same group of Tsakos Shipping employees that manage our vessels, and Tsakos Shipping has advised us that its employees manage these vessels on an “ownership neutral” basis; that is, without regard to who owns them. Due to their age and design, the tankers that are managed by Tsakos Shipping primarily serve a different market than the market served by our vessels, however, it is possible that Tsakos Shipping might allocate charter or spot opportunities to other Tsakos Shipping vessels when our vessels are unemployed, or could allocate more lucrative opportunities to its other vessels. It is also possible that Tsakos Shipping could in the future agree to manage more tankers that directly compete with us.

Members of the Tsakos Group may acquire vessels that compete with our fleet.

Tsakos Shipping has given us a right of first refusal on any opportunity to purchase a tanker which is 10 years of age or younger that is referred to or developed by Tsakos Shipping. Were we to decline any opportunity offered to us, or if we do not have the resources or desire to accept it, other members of the Tsakos Group might decide to accept the opportunity. In that case, they could be in competition with our fleet and be faced with conflicts of interest between their own interests and their obligations to us.

Our chief executive officer has affiliations with Tsakos Energy Management and Tsakos Shipping which could create conflicts of interest.

Nikolas Tsakos is the president, chief executive officer and a director of our company and an officer, director and the sole shareholder of Tsakos Energy Management. Nikolas Tsakos is also the son of the founder and chief executive officer of Tsakos Shipping. These responsibilities and relationships could create conflicts of interest that could result in our losing revenue or business opportunities or increase our expenses.

Our commercial arrangements with Tsakos Energy Management and Argosy may not always remain on a competitive basis.

We pay Tsakos Energy Management a management fee for its services pursuant to our management agreement. We also place our hull and machinery insurance, increased value insurance and loss of hire insurance through Argosy Insurance Company, Bermuda, a captive insurance company affiliated with the Tsakos Group. We believe that the management fees that we pay Tsakos Energy Management compare favorably with management compensation and related costs reported by other publicly traded shipping companies and that our arrangements with Argosy are structured at arms-length market rates. Our board reviews publicly available data periodically in order to confirm this. However, we cannot assure you that the fees charged to us are or will continue to be as favorable to us as those we could negotiate with third parties and our board could determine to continue transacting business with Tsakos Energy Management and Argosy even if less expensive alternatives were available from third parties.

We depend on our key personnel.

Our future success depends particularly on the continued service of Nikolas Tsakos, our president and chief executive officer and the sole shareholder of Tsakos Energy Management. The loss of Mr. Tsakos’s services or the services of any of our key personnel could have a material adverse effect on our business. We do not maintain key man life insurance on any of our executive officers.

Because the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels which may adversely affect our earnings.

The fair market value of tankers may increase or decrease depending on any of the following:

•	general economic and market conditions affecting the tanker industry;

•	supply and demand balance for ships within the tanker industry;

•	competition from other shipping companies;

•	types and sizes of vessels;

•	other modes of transportation;

•	cost of newbuildings;

•	governmental or other regulations;

•	prevailing level of charter rates; and

•	technological advances.

We have a policy of considering the disposal of tankers periodically and in particular after they reach 20 years of age. If we sell tankers at a time when tanker prices have fallen, the sale may be at less than the vessel’s carrying value on our financial statements, with the result that we will incur a loss.

In addition, accounting pronouncements require that we periodically review long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss for an asset held for use should be recognized when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. Measurement of the impairment loss is based on the fair value of the asset as provided by third parties. In this respect, management regularly reviews the carrying amount of our vessels in connection with the estimated recoverable amount for each vessel. Such reviews may from time to time result in asset write-downs that could adversely affect our financial condition and results of operations. For example, in the latter part of 2002, the sinking of the Prestige and related events occurred which in the ensuing period has had an impact on the valuation of single-hull vessels. Consequently, in 2002 we determined that our single-hull vessels, Panos G and Liberty, were impaired and recorded a $10.8 million impairment loss for the year ended December 31, 2002. No such impairment loss was incurred for the years ended December 31, 2003, 2004 and 2005.

If Tsakos Shipping is unable to attract and retain skilled crew members, our reputation and ability to operate safely and efficiently may be harmed.

Our continued success depends in significant part on the continued services of the officers and seamen whom Tsakos Shipping provides to crew our vessels. The market for qualified, experienced officers and seamen is extremely competitive and has grown more so in recent periods as a result of the growth in world economies and other employment opportunities. Although Tsakos Shipping sponsors two marine academies in the Philippines and has opened a manning office in Odessa, Ukraine, we cannot assure you that Tsakos Shipping will be successful in its efforts to recruit and retain properly skilled personnel at commercially reasonable salaries. Any failure to do so could adversely affect our ability to operate cost-effectively and our ability to increase the size of our fleet.

Labor interruptions could disrupt our operations.

Substantially all of the seafarers and land based employees of Tsakos Shipping are covered by industry-wide collective bargaining agreements that set basic standards. We cannot assure you that these agreements will prevent labor interruptions. In addition, some of our vessels operate under flags of convenience and may be vulnerable to unionization efforts by the International Transport Federation and other similar seafarer organizations which could be disruptive to our operations. Any labor interruption or unionization effort which is disruptive to our operations could harm our financial performance.

The contracts to purchase our newbuildings present certain economic and other risks.

We currently have contracts to purchase sixteen newbuildings, including one LNG carrier, that are scheduled for delivery during 2006, 2007 and 2008. If available, we may also order additional newbuildings. During the course of construction of a vessel, we are typically required to make progress payments. While we have refund guarantees from banks to cover defaults by the shipyards and our construction contracts would be saleable in the event of our payment default, we can still incur economic losses in the event that we or the shipyards are unable to perform our respective obligations. Shipyards periodically experience financial difficulties. The acquisition of LNG carriers could expose us to additional risks since neither Tsakos Energy Management nor Tsakos Shipping has prior experience in managing and transporting LNG.

The profitability of our LNG vessel under construction will be subject to market volatility.

The LNG market is still in its infancy and could fail to develop into a mature state for profitable LNG shipping investments. In such market scenarios, we could fail to dispose of our newbuilding LNG contract or the actual vessel once delivered. If we opt to exit this sector, for whatever reason, we might have to sell the contract at a price below the original contract price and subsequently suffer an economic loss or might be forced to take delivery of the vessel and operate it in unprofitable or breakeven levels.

We have yet to secure employment for our LNG newbuilding.

We have purposely refrained from fixing employment for the vessel in expectation of securing a better rate and terms, closer to the date of delivery in 2007, than currently available. If the market experiences a downturn in the next two years we might not be able to secure employment at all or be obliged to accept charters for rates materially below those originally factored into our investment evaluation.

The effectiveness of attaining accretive charters would be determined by the experience of Tsakos Shipping LNG dedicated personnel.

All LNG commercial management services would be subcontracted to Tsakos Shipping as is customary with our existing tanker operations. However, neither Tsakos Energy Management nor Tsakos Shipping have as of now dedicated personnel for running LNG operations nor can we guarantee that they will employ an adequate number of employees by the time we take delivery of our first LNG carrier. In addition, we can not guarantee that these employees, both onshore and at-sea will prove adequate in their assigned role.

The technical management of our LNG vessel will largely rely on third parties with whom we have no prior experience of cooperation.

We intend to subcontract all technical management aspects of our LNG operation to a reputable third party for a fee. We can not guarantee the quality of their services nor the longevity of the management contract.

Our earnings may be adversely affected if we do not successfully employ our tankers.

We seek to employ our tankers on time charters, contracts of affreightment and in the spot market in a manner that will optimize our earnings. As of December 31, 2005, 14 of our tankers were contractually committed to period employment. The remaining terms of 12 of these period charters range from one month to three years and, in the case of the Suezmax vessel Triathlon six years. For the vessel on bareboat charter, Millennium, the remaining term is 7.5 years. Although these period charters provide steady streams of revenue, our tankers committed to period charters may not be available for spot voyages during an upswing in the tanker industry cycle, when spot voyages may be more profitable. If we cannot re-charter these vessels on long-term period charters or trade them in the spot market profitably, our results of operations and operating cash flow may suffer.

Our significant investment in ice-class vessels might not prove successful.

We have made significant investments in building a solid presence in the ice-class tanker market through both building and acquiring ice strengthened vessels. This type of vessel commonly commands a premium to build and/or acquire to compensate for the ice-class features of the hull and engine. The versatility of these vessels allows them to operate not only in ice-bound routes, but also in conventional tanker routes. Usually rates for ice bound trades are at a premium to conventional tanker trades for the period the vessel operates in such demanding conditions. Ice-class vessels do not commonly operate throughout the year in such harsh environments. We can not guarantee that our vessels will operate in ice-class trades for meaningful periods and/or earn rates with premiums to compensate for the investment made. If our vessels fail to earn any material and sustained ice-class premium, their revenues would derive from conventional routes which we can not guarantee will be adequate to financially support our ice-class investment.

If the charterer under one of our bareboat charters is unable to perform under the charter, we may lose revenues.

We currently have a bareboat charter contract for the Millennium with Hyundai Merchant Marine (HMM), a member of the Hyundai group of companies. The financial difficulties that the Hyundai group has faced in the past may still affect HMM’s ability to perform under the bareboat charter, which is scheduled to expire in 2013. This could result in the loss of significant revenue. For 2005, revenue under this charter totaled $9.3 million. In addition, we may expand this chartering relationship with HMM to other vessels in our fleet which would ultimately increase our exposure to that particular charterer.

We may not be able to finance all of the vessels we currently have on order.

We have not finalized financing arrangements to satisfy the balance of the purchase price due, approximately $210 million, for three of the sixteen vessels that we have on order, H-1754 (LNG carrier for delivery in January 2007) and H-1342 and H-1344 (two Aframaxes for delivery towards the end of 2008). We cannot assure you that we will be able to obtain additional financing for these newbuildings on terms that are favorable to us or at all.

If we are unable to finance further installments for the newbuildings we have on order, we may attempt to sell the uncompleted vessels to a buyer who would assume the remainder of the contractual obligations. The amount we would receive from the buyer would depend on market circumstances and could result in a deficit over the advances we had paid to the date of sale plus capitalized costs. Alternatively, we may default on the contract, in which case the builder would sell the vessel and refund our advances, less any amounts the builder would deduct to cover all of its own costs. We would be obliged to cover any deficiency arising in such circumstances.

Apart from the delay in receiving the refund of advances and the possible payment of any deficiencies, the direct effect on our operations of not acquiring the vessel would be to forego any revenues and related vessel operating cash flows.

We may sell one or more of our newbuildings.

While we intend to take delivery of and operate all sixteen newbuildings we currently have on order, attractive opportunities may arise to sell one or more of these vessels while they are under construction or after they are delivered. Our board of directors will review any such opportunity and may conclude that the sale of one or more vessel would be in our best interests. If we sell a vessel, we would receive the proceeds from the sale, repay any indebtedness we had incurred relating to such newbuilding and we would no longer be responsible for further installments under the relevant newbuilding contract. We would, however, forego any revenues and operating cash flows associated with such newbuilding.

We will face challenges as we diversify and position our fleet to meet the needs of our customers.

We may need to diversify our fleet to accommodate the transportation of forms of energy other than crude oil and petroleum products in response to industry developments and our customers’ needs. Accordingly, the Company is continually exploring opportunities in the Liquefied Petroleum Gas (LPG) market and the greater oil onshore / offshore sector. To this end, in June 2004 we contracted for the purchase of an LNG carrier. As the composition of our fleet continues to change, we may not have adequate experience in transporting these other forms of energy. In addition, if the cost structure of a diversified fleet that is able to transport other forms of energy differs significantly from the cost structure of our current fleet, our profitability could be adversely affected. This could happen, for example, if we determined to purchase additional ships with the necessary cooling capacity to transport LNG.

We may not have adequate insurance.

In the event of a casualty to a vessel or other catastrophic event, we will rely on our insurance to pay the insured value of the vessel or the damages incurred. We believe that we maintain as much insurance on our vessels, through insurance companies, including Argosy, a member of the Tsakos Group, and P&I clubs as is appropriate and consistent with industry practice. However, particularly in view of the conflicts in Afghanistan, Iraq and elsewhere, we cannot assure you that this insurance will remain available at reasonable rates, and we cannot assure you that the insurance we are able to obtain will cover all foreseen liabilities that we may incur, particularly those involving oil spills and catastrophic environmental damage. In addition, we may not be able to insure certain types of losses, including loss of hire, which insurance coverage may become unavailable.

We are subject to funding calls by our protection and indemnity clubs, and our clubs may not have enough resources to cover claims made against them.

Our subsidiaries are indemnified for legal liabilities incurred while operating our vessels through membership in P&I clubs. P&I clubs are mutual insurance clubs whose members must contribute to cover losses sustained by other club members. The objective of a P&I club is to provide mutual insurance based on the aggregate tonnage of a member’s vessels entered into the club. Claims are paid through the aggregate premiums of all members of the club, although members remain subject to calls for additional funds if the aggregate premiums are insufficient to cover claims submitted to the club. Claims submitted to the club may include those incurred by members of the club, as well as claims submitted to the club from other P&I clubs with which our P&I club has entered into interclub agreements. We cannot assure you that the P&I clubs to which we belong will remain viable or that we will not become subject to additional funding calls which could adversely affect our profitability.

The insolvency or financial deterioration of any of our insurers or reinsurers would negatively affect our ability to recover claims for covered losses on our vessels.

We have placed our hull and machinery, increased value and loss of hire insurance with Argosy, a captive insurance company affiliated with the Tsakos Group. Argosy reinsures the insurance it underwrites for us with various reinsurers, however, the coverage deductibles of the reinsurance policies periodically exceed the coverage deductibles of the insurance policies Argosy underwrites for us. Argosy, therefore, would be liable with respect to the difference between those deductibles in the event of a claim by us to which the deductibles apply. Although these reinsurers have credit ratings ranging from BBB to AA, we do not have the ability to independently determine our insurers’ and reinsurers’ creditworthiness or their ability to pay on any claims that we may have as a result of a loss. In the event of insolvency or other financial deterioration of our insurer or its reinsurers, we cannot assure you that we would be able to recover on any claims we suffer.

Our degree of leverage and certain restrictions in our financing agreements impose constraints on us.

We incur substantial debt to finance the acquisition of our tankers. At December 31,2005, our debt to capital ratio was 42% (debt/debt plus equity), with $433.5 million in long-term debt outstanding. Assuming known and estimated debt financing arrangements for our future newbuilding deliveries and recently announced acquisitions and based on our current forecasts of income for 2006 and 2007, we expect this ratio to be at approximately 63% by the end of December 2007, but declining thereafter. We are required to apply a substantial portion of our cash flow from operations, before interest payment, to the payment of principal and interest on this debt. In 2005, approximately 28% of cash flow derived from operations was dedicated to debt service, excluding debt prepayment from the sale of vessels and from the proceeds of the equity offering in 2004. This limits the funds available for working capital, capital expenditures, dividends and other purposes. Our degree of leverage could have important consequences for us, including the following:

•	a substantial decrease in our net operating cash flows or an increase in our expenses could make it difficult for us to meet our debt service requirements and force us to modify our operations;

•	we may be more highly leveraged than our competitors, which may make it more difficult for us to expand our fleet; and

•	any significant amount of leverage exposes us to increased interest rate risk and makes us vulnerable to a downturn in our business or the economy generally.

In addition, our financing arrangements, which we secured by mortgages on our ships, impose operating and financial restrictions on us that restrict our ability to:

•	incur additional indebtedness;

•	create liens;

•	sell the capital of our subsidiaries or other assets;

•	make investments;

•	engage in mergers and acquisitions;

•	make capital expenditures;

•	repurchase common shares; and

•	pay cash dividends.

We have a holding company structure which depends on dividends from our subsidiaries and interest income to pay our overhead expenses and otherwise fund expenditures consisting primarily of advances on newbuilding contracts and the payment of dividends to our shareholders. As a result, restrictions contained in our financing arrangements and those of our subsidiaries on the payment of dividends may restrict our ability to fund our various activities.

We selectively enter into derivative contracts, which can result in higher than market interest rates and charges against our income.

In the past five years we have selectively entered into derivative contracts both for investment purposes and to hedge our overall interest expense. Although our board of directors has reviewed and approved all our derivative contracts as being within reasonable limits and reasonable in light of our particular investment strategy at the time we entered into each such derivative contract, until August 2001 our board had not adopted any formal policy or qualitative or quantitative limitations on the scope of our investing activities with respect to derivative instruments.

Prior to the decision of our board in 2002 to enter into interest rate swap arrangements and other derivative instruments solely for purposes of hedging our interest rate exposure under our floating rate secured bank facilities, we entered into non-hedging arrangements. Loans advanced under our secured credit facilities are, generally, advanced at a floating rate based on LIBOR. Our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to hedge our interest rate exposure and the interest rates applicable to our credit facilities and any other financing arrangements we may enter into in the future, including those we enter into to finance a portion of the amounts payable with respect to newbuildings. Moreover, even if we have entered into interest rate swaps or other derivative instruments for purposes of managing our interest rate exposure, our hedging strategies may not be effective and we may incur substantial losses.

In August 2001, our board adopted a risk management policy and established a risk committee consisting of Messrs. Stavropoulos, Nicholson, Tsakos and our chief financial officer, Mr. Durham, to oversee all our derivative transactions. It is our policy to monitor our exposure to business risk, and to manage the impact of changes in interest rates, foreign exchange rate movements and bunker prices on earnings and cash flows through derivatives. Derivative contracts are executed when management believes that the action is not likely to significantly increase overall risk. Entering into swaps and derivatives transactions is inherently risky and presents various possibilities for incurring significant expenses. The derivatives strategies that we employ in the future may not be successful or effective, and we could, as a result, incur substantial additional interest costs. See “—Quantitative and Qualitative Disclosures About Market Risk” for a description of how our current interest rate swap arrangements have been adversely impacted by recent events.

The appraised value of our ships could deteriorate as the result of a variety of factors, resulting in our inability to comply with covenants under our loan agreements.

The loan agreements we use to finance our ships require us not to exceed specified debt-to-asset ratios. Our only significant assets are our ships, which are appraised each year. The appraised value of a ship fluctuates depending on a variety of factors including the age of the ship, its hull configuration, prevailing charter market conditions, supply and demand balance for ships and new and pending legislation.

We cannot guarantee that a deterioration of our asset values will not result in defaults in the future, nor can we guarantee that we will be able to negotiate a waiver in the event of a default. A default under one of our loan agreements could trigger cross-acceleration or cross-default provisions in our other loan agreements, which in turn could result in all or a substantial amount of our debt becoming due at a time when we could not satisfy our obligations.

If we default under any of our loan agreements, we could forfeit our rights in our vessels and their charters.

We have pledged all of our vessels and related collateral as security to the lenders under our loan agreements. Default under any of these loan agreements, if not waived or modified, would permit the lenders to foreclose on the mortgages over the vessels and the related collateral, and we could lose our rights in the vessels and their charters.

Our vessels may suffer damage and we may face unexpected drydocking costs which could affect our cash flow and financial condition.

If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs can be both substantial and unpredictable. We may have to pay drydocking costs that our insurance does not cover. This would result in decreased earnings.

A significant amount of our 2005 revenues were derived from three customers and a significant amount of our 2004 revenues were derived from three customers, and our revenues could decrease significantly if we lost these customers.

In 2005, approximately 16% of our revenues came from contracts of affreightment for three of our tankers with Lyondell/Citgo, compared to 19% in 2004. Also in 2005, approximately 11% of our revenues came from Petrobras and approximately 11% of our revenues derived from Star Tankers. Our inability or failure to continue to employ our vessels at rates comparable to those earned from Lyondell/Citgo, Petrobras and Star Tankers, the loss of these customers or our failure to charter these vessels otherwise in a reasonable period of time or at all could adversely affect our operations and performance. Although our customers generally include leading national, major and other independent oil companies and refiners, we are unable to assure you that future economic circumstances will not render one or more of such customers unable to pay us amounts that they owe us, or that these important customers will not decide to contract with our competitors or perform their shipping functions themselves.

Approximately 16% of our revenue is derived from our customers that conduct a significant amount of business in Venezuela.

Lyondell/Citgo, accounted for approximately 16% of our revenues for the year ended December 31,2005 and taken together with PDVSA accounted for approximately 20% of our revenue for the year ended December 31, 2004. Those two companies conduct a significant amount of business in Venezuela. In 2005 we did not conduct any business with PDVSA but we may conduct business with them in the future. Venezuela has experienced economic difficulties and social and political changes in recent years. During late 2002, the country experienced a six week general strike during which commercial and industrial activity ceased generally and PDVSA’s oil production and refining facilities were out of operation and oil production ceased. Although the strike was over by the end of January 2003 and the situation improved, there has been political unrest in 2004 and we cannot say whether there will be further unrest or political upheavals in Venezuela or whether PDVSA will enjoy uninterrupted oil production. If we were to lose these customers, or if their exports were curtailed, or if these customers were to become unable to perform their contractual obligations to us, our earnings would be adversely affected.

If we were to be subject to tax in jurisdictions in which we operate, our financial results would be adversely affected.

Our income is not presently subject to taxation in Bermuda, which currently has no corporate income tax. We believe that we should not be subject to tax under the laws of various countries other than the United States in which we conduct activities or in which our customers are located. However, our belief is based on our understanding of the tax laws of those countries, and our tax position is subject to review and possible challenge by taxing authorities and to possible changes in law or interpretation. We cannot determine in advance the extent to which certain jurisdictions may require us to pay tax or to make payments in lieu of tax. In addition, payments due to us from our customers may be subject to tax claims.

Under United States federal tax rules applicable to international shipping income derived by qualifying non-United States corporations we will be eligible for a special statutory exemption if we satisfy the so-called “publicly-traded” test set forth in Section 883 of the Internal Revenue Code of 1986, as amended. Under Treasury regulations interpreting the publicly-traded test that apply for 2005 and subsequent taxable years, if persons (other than certain investment companies) each of whom, either directly or under applicable attribution rules, owns five percent or more of our common shares own in the aggregate fifty percent or more of our common shares, we could satisfy the publicly-traded test only if a sufficient portion of our shareholders were “qualifying shareholders” (generally, shareholders that are individuals residents in foreign countries which grant an exemption from tax that is equivalent to the exemption provided in Section 883 of the Internal Revenue Code) and complied with potentially onerous documentation requirements. Although we believe we currently satisfy all requirements for exemption, there may be a limited possibility that we may not satisfy the publicly-traded test for our current taxable year or any future taxable year. If we were to fail to qualify for the statutory exemption, we expect that we would be subject to United States taxation at a rate of 4% levied on half of our gross shipping income attributable to transportation beginning or ending in the United States or, for example, United States tax of approximately $2.9 million in 2005.

If our U.S. source income from international transportation did not qualify for exemption from U.S. federal taxation in 2005 or prior years, we would have a liability for tax, together with interest and penalties.

In 2001 and prior years, in order for our U.S. source income from international transportation to qualify for exemption for U.S. federal income taxation, more than 50% of our shares, by value, must have been owned, directly or indirectly, by individuals resident in qualified foreign countries (generally, countries that provide an exemption from tax equivalent to that provided in Section 883 of the Internal Revenue Code). While we believe that the ownership of our common shares was such that this requirement was satisfied, our common shares were listed on the Oslo Børs and many of our common shares were held by nominees or entities. Thus, we have not established that we will be able to demonstrate the required level of direct or indirect ownership by individuals resident in qualified foreign jurisdictions. If it were determined that the ownership requirement was not satisfied for a given year, we would be liable for U.S. federal income tax at a 4% rate on our gross U.S. source income from international transportation for such years, together with related interest and penalties. If it were determined that the ownership requirement was not satisfied for, 2003 or 2004 or 2005, and we were unable to establish that we satisfied a publicly-traded test similar to that described above for such year, we would be liable for U.S. federal income tax at a 4% rate on our gross U.S. source income from international transportation for such year, together with related interest and penalties.

During the years 1998 through 2005, approximately $275 million of our consolidated gross income was U.S. source income derived from international transportation beginning or ending in the United States. Therefore, if we did not qualify for the exemption from U.S. federal taxation described above for such years, we would owe U.S. tax for those years in an aggregate amount equal to approximately $11 million, plus any applicable interest and penalties.

If we were treated as a passive foreign investment company, a U.S. investor in our common shares would be subject to disadvantageous rules under the U.S. tax laws.

If we were treated as a passive foreign investment company (a “PFIC”) in any year, U.S. holders of our common shares would be subject to unfavorable U.S. federal income tax treatment. We do not believe that we will be a PFIC in 2006 or in any future year. However, PFIC classification is a factual determination made annually and we could become a PFIC if the portion of our income derived from bareboat charters or other passive sources were to increase substantially. Moreover, the IRS may disagree with our position that time and voyage charters do not give rise to passive income for purposes of the PFIC rules. Accordingly, we can provide no assurance that we will not be treated as a PFIC for 2006 or for any future year. Please see “Tax Considerations—United States Federal income tax considerations—Passive Foreign Investment Company Considerations” herein for a description of the PFIC rules.

Dividends we pay with respect to our common shares to United States holders would not be eligible to be taxed at reduced U.S. tax rates applicable to qualifying dividends if we were a passive foreign investment company or under other circumstances.

For taxable years beginning prior to January 1, 2009, distributions on the common shares of non-U.S. companies that are treated as dividends for U.S. federal income tax purposes and are received by individuals generally will be eligible for taxation at capital gain rates if the common shares with respect to which the dividends are paid are readily tradable on an established securities market in the United States. This treatment will not be available to dividends we pay, however, if we qualify as a PFIC for the taxable year of the dividend or the preceding taxable year, or to the extent that (i) the shareholder does not satisfy a holding period requirement that generally requires that the shareholder hold the shares on which the dividend is paid for more than 60 days during the 121-day period that begins 60 days before the date on which the shares become ex-dividend with respect to such dividend, (ii) the shareholder is under an obligation to make related payments with respect to substantially similar or related property or (iii) such dividend is taken into account as investment income under Section 163(d)(4)(B) of the Internal Revenue Code. We do not believe that we qualified as a PFIC for our last taxable year and, as described above, we do not expect to so qualify for our current or future taxable years.

Because some of our expenses are incurred in foreign currencies, we are exposed to exchange rate risks.

The charterers of our vessels pay us in U.S. dollars. While we incur most of our expenses in U.S. dollars, we have in the past incurred expenses in other currencies, most notably the euro. In 2004 and 2005, euro expenses accounted for approximately 25% of our total expenses. Declines in the value of the U.S. dollar relative to the euro, or the other currencies in which we incur expenses, would increase the U.S. dollar cost of paying these expenses and thus would adversely affect our results of operations.

The Tsakos Holdings Foundation and the Tsakos Group can exert considerable control over us, which may limit your ability to influence our actions.

As of December 31, 2005, companies controlled by the Tsakos Holdings Foundation or affiliated with the Tsakos Group own approximately 32% of our common shares. The Tsakos Holdings Foundation is a Liechtenstein foundation whose beneficiaries include persons and entities affiliated with the Tsakos family, charitable institutions and other unaffiliated persons and entities. The council which controls the Tsakos Holdings Foundation consists of five members, two of whom are members of the Tsakos family. The Tsakos Group is a group of companies controlled by members of the Tsakos family and is primarily involved in the management of ships. As long as the Tsakos Holdings Foundation and the Tsakos Group beneficially own a significant percentage of our common shares, each will have the power to influence the election of the members of our board of directors and the vote on substantially all other matters, including significant corporate actions.

Risks Related To Our Common Shares

We may not be able to pay cash dividends on our common shares as intended.

In October of 2005, we paid a cash dividend of $1.00 per common share in relation to the year 2005. In April 2006, we intend to pay a further dividend of $1.10 per common share relating to 2005. Subject to the limitations discussed below, we currently intend to continue to pay regular cash dividends on our common shares of between one-quarter and one-half of our annual net income for the year in respect of which the dividends are paid. However, there can be no assurance that we will pay dividends or as to the amount of any dividend. The payment and the amount will be subject to the discretion of our board of directors and will depend, among other things, on available cash balances, anticipated cash needs, our results of operations, our financial condition, and any loan agreement restrictions binding us or our subsidiaries, as well as other relevant factors. For example, if we earned a capital gain on the sale of a vessel or newbuilding contract, we could determine to reinvest that gain instead of using it to pay dividends. Depending on our operating performance for that year, this could result in no dividend at all despite the existence of net income, or a dividend that represents a lower percentage of our net income. Any payment of cash dividends could slow our ability to renew and expand our fleet, and could cause delays in the completion of our current newbuilding program.

Because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends will depend on the earnings and cash flow of our subsidiaries and their ability to pay us dividends. In addition, the financing arrangements for indebtedness we incur in connection with our newbuilding program may further restrict our ability to pay dividends. In the event of any insolvency, bankruptcy or similar proceedings of a subsidiary, creditors of such subsidiary would generally be entitled to priority over us with respect to assets of the affected subsidiary. Investors in our common shares may be adversely affected if we are unable to or do not pay dividends as intended.

Provisions in our Bye-laws, in our management agreement with Tsakos Energy Management and in our shareholder rights plan would make it difficult for a third party to acquire us, even if such a transaction would be beneficial to our shareholders.

Our Bye-laws provide for a staggered board of directors, blank check preferred stock, super majority voting requirements and other anti-takeover provisions, including restrictions on business combinations with interested persons and limitations on the voting rights of shareholders who acquire more than 15% of our common shares. In addition, Tsakos Energy Management would have the right to terminate our management agreement and seek liquidated damages if a board member were elected without having been approved by the current board. Furthermore, our shareholder rights plan authorizes issuance to existing shareholders of substantial numbers of preferred share rights and common shares in the event a third party seeks to acquire control of a substantial block of our common shares. These provisions could deter a third party from tendering for the purchase of some or all of our shares. These provisions may have the effect of delaying or preventing changes of control of the ownership and management of our company, even if such transactions would have significant benefits to our shareholders.

Our shareholder rights plan could prevent you from receiving a premium over the market price for your common shares from a potential acquirer.

Our board of directors has adopted a shareholder rights plan that authorizes issuance to our existing shareholders of substantial preferred share rights and additional common shares if any third party acquires 15% or more of our outstanding common shares or announces its intent to commence a tender offer for at least 15% of our common shares, in each case, in a transaction that our board of directors has not approved. The existence of these rights would significantly increase the cost of acquiring control of our company without the support of our board of directors because, under these limited circumstances, all of our shareholders, other than the person or group that caused the rights to become exercisable, would become entitled to purchase our common shares at a discount. The existence of the rights plan could therefore deter potential acquirers and thereby reduce the likelihood that you will receive a premium for your common shares in an acquisition. See “Description of Capital Stock—Shareholder Rights Plan” for a description of our shareholder rights plan.

Because we are a foreign corporation, you may not have the same rights that a shareholder in a U.S. corporation may have.

We are a Bermuda corporation. Our Memorandum of Association and Bye-laws and the Companies Act 1981 of Bermuda govern our affairs. While many provisions of the Companies Act 1981 of Bermuda resemble provisions of the corporation laws of a number of states in the United States, Bermuda law may not as clearly establish your rights and the fiduciary responsibilities of our directors as do statutes and judicial precedent in some U.S. jurisdictions. In addition, our directors and officers are not resident in the United States and all or substantially all of our assets are located outside of the United States. As a result, investors may have more difficulty in protecting their interests and enforcing judgments in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction.

Item 4.	Information on the Company

We are a leading provider of international seaborne crude oil and petroleum product transportation services. We were incorporated in 1993 as an exempted company under the laws of Bermuda under the name Maritime Investment Fund Limited. In 1996, Maritime Investment Fund Limited was renamed MIF Limited. Our common shares were listed on the Oslo Stock Exchange and the Bermuda Stock Exchange in 1993 although our shares are no longer actively traded on either exchange. As of February 23, 2005, the Board of Directors resolved to de-list our common shares from the Oslo Stock Exchange since there was limited trading in our shares on this exchange. Accordingly, the de-listing became effective on March 18, 2005. Since our incorporation, we have owned and operated 37 vessels and have sold 12 vessels (of which 3 have been chartered back). In July 2001, we changed our name to Tsakos Energy Navigation Limited to enhance our brand recognition in the tanker industry, particularly among charterers. In March 2002, we completed an initial public offering of our common shares in the United States and our common shares began trading on the New York Stock Exchange. The address of our registered office in Bermuda is 43 Victoria Street, Hamilton HM08, Bermuda. Our executive offices are located at 367 Syngrou Avenue, P. Faliro, 175 64 Athens Greece. Our telephone number from the U.S. is (011) 30210-9407710.

A list of our active subsidiaries as of March 15, 2006, all of which are wholly owned by us, and their jurisdictions of incorporation, is set forth in Exhibit 8 to this annual report.

Business Overview

Tsakos Energy Navigation owns a fleet of modern tankers providing world-wide marine transportation services for national, major and other independent oil companies and refiners under long, medium and short-term charters. We believe that we have established a reputation as a safe, cost efficient operator of modern and well-maintained tankers. We also believe that these attributes, together with our strategic focus on meeting our customers’ chartering needs, has contributed to our ability to attract leading charterers as our customers and to our success in obtaining charter renewals.

We are managed by the Tsakos Group which, through Tsakos Shipping, is one of the world’s largest independent tanker managers, based on the number of tankers under management. The Tsakos Group is a group of private companies controlled by members of the Tsakos family and is primarily involved in the management of ships.

Tsakos Shipping is one of the largest independent tanker managers with 36 tankers and a total of 54 operating vessels under management (with a further 28 to be delivered, 16 of which are vessels under construction for Tsakos Energy Navigation and a further seven are acquired vessels to be delivered within the next two months). This enables Tsakos Shipping to achieve significant economies of scale when procuring supplies and underwriting insurance. These economies of scale, as well as Tsakos Shipping’s ability to spread their operating costs over a larger vessel base, have resulted in cost savings to us.

Tsakos Shipping’s established operations have allowed us to manage the growth of our fleet without having to integrate additional resources. The size of our operating fleet increased from 231,103 dwt at inception to approximately 3.5 million dwt at March 15, 2006 (including three chartered-in vessels) with no significant adverse impact on the organization. In addition, our per vessel daily overhead costs, despite recent increases, remain less than during the early years of our existence.

We have access to Tsakos Shipping’s network of seven offices around the world and a pool of approximately 3,000 seafarers, which is supported by Tsakos Shipping’s sponsorship of two naval academies in the Philippines and a Tsakos Shipping manning office in Odessa, Ukraine.

As of March 15, 2006, our fleet consisted of 28 tankers (including three chartered-in vessels), of which three are VLCC tankers, eight are Suezmax tankers, seven are Aframax tankers, seven are Panamax tankers and three are Handysize product carriers. This fleet diversity, which includes a number of sister ships, provides us with the opportunity to be one of the more versatile operators in the market due to economies of scale and proximity considerations. The current fleet totals approximately 3.5 million dwt, of which only 2.7% is single-hulled as measured by dwt. This compares favorably to the worldwide average of 31% single-hulled dwt as of March 15, 2006. As of March 15, 2006 the average age of the tankers in our current operating fleet was 6.4 years, compared with the industry average of 11.5 years.

In addition to the vessels currently operating in our modern and diverse fleet, we have under building contract an additional 16 vessels, as well as an agreement to acquire an additional seven modern second-hand vessels. In the first quarter of 2006, the Company took delivery of two 1A ice-class Suezmax tankers, Archangel and Alaska. During the remainder of 2006 the Company expects to take delivery of one 2004-built Handysize product carrier and six 2005-built 1A ice-class MR product carriers. It also expects to take delivery of five newbuildings (three LR 1A ice-class product carriers and two Handysize 1A ice-class product carriers). Finally, in 2007, expected deliveries include an additional two ice-class Suezmax tankers, a further four ice-class Handysize product carriers, two Aframax tankers of a DNA design and an LNG carrier. In 2008 the Company expects delivery of a further two Aframax tankers of a DNA design. The resulting fleet (assuming no sales) would comprise 51 vessels with 5.3 million dwt, which will include 43 vessels built since 1998 of 4.3 million dwt.

We believe the following factors distinguish us from other public tanker companies:

•	Stability throughout industry cycles. Historically, we have employed a high percentage of our fleet on long and medium-term employment with fixed rates or minimum rates plus profit sharing. We believe this approach has resulted in high utilization rates for our vessels. At the same time, we maintain flexibility in our chartering policy, which allows capacity to take advantage of favorable rate trends through spot market employment and contract of affreightment charters with periodic adjustments. Over the last five years, our overall average fleet utilization rate was 95.8%.

•	Significant leverage from our relationship with Tsakos Shipping. We believe the expertise, scale and scope of Tsakos Shipping are key components in maintaining low operating costs, efficiency, quality and safety. We leverage Tsakos Shipping’s reputation and longstanding relationships with leading charterers to foster charter renewals.

•	Modern, high-quality, fleet. We own a fleet of modern, high-quality tankers that are designed for enhanced safety and low operating costs. Since inception, we have committed to investments of almost $2.8 billion, including investments of approximately $2.0 billion in newbuilding constructions, in order to maintain and improve the high quality of our fleet. We believe that increasingly stringent environmental regulations and heightened concerns about liability for oil pollution have contributed to a significant demand for our vessels by leading oil companies, oil traders and major government agencies. Tsakos Shipping, the technical manager of our fleet, has received ISO 14001 certification, based in part upon audits conducted on our vessels.

•	Established industry recognition. For over 35 years, the Tsakos Group has maintained relationships with and has achieved acceptance by national, major and other independent oil companies and refiners. Several of the world’s major oil companies, including Lyondell/Citgo, PDVSA, Exxon/Mobil, FLOPEC, Shell, Sunoco, PMI, Lukoil and Petrobras are among the regular customers of the Tsakos Group and of Tsakos Energy Navigation, in particular.

•	Diversified fleet offerings. Our diversified fleet, which includes VLCC, Suezmax, Aframax, Panamax, and Handysize tankers, allows us to better serve our customers’ international crude oil and petroleum product transportation needs. We have also committed an extensive segment of our newbuilding and acquisition program to ice-class vessels, 17 over the next two years, to add to our existing seven ice-class vessels. Additionally, we have announced our intention to enter the LNG market by the year 2007 and have contracted for the purchase of one LNG carrier.

Our Fleet

Our current fleet as of March 15, 2006:

Vessel	Year Built	Year Acquired	Hull Type (8)	Deadweight Tons	Charter Type	Expiration of Charter
VLCC

Millennium	1998	1998	DH	301,171	bareboat charter	September 2013

La Madrina	1994	2004	DH	299,700	spot	—

La Prudencia	1993	2006	DH	298,900	spot	—

SUEZMAX

Silia T	2002	2002	DH	164,286	time charter	September 2006

Cape Baker (1)	2002	2002	DH	164,274	time charter	September 2006

Cape Balboa (1)(2)	2002	2002	DH	164,236	time charter	October 2006

Triathlon (3)	2002	2002	DH	164,445	time charter	January 2011

Eurochampion 2004	2005	2005	DH ice-class 1C	164,608	spot	—

Euronike	2005	2005	DH ice-class 1C	164,565	time charter	September 2006

Archangel	2006	2006	DH ice-class 1A	163,216	spot	—

Alaska	2006	2006	DH ice-class 1A	163,250	spot	—

AFRAMAX

Parthenon (4)(5)	2003	2003	DH	107,081	contract of affreightment	Evergreen

Marathon (5)(6)	2003	2003	DH	107,181	contract of affreightment	August 2007

Opal Queen	2001	2002	DH	107,222	time charter	October 2007

Olympia (1)	1999	1999	DH	107,181	spot	—

Maria Tsakos	1998	1998	DH	107,181	spot	—

Athens 2004 (4)(5)	1998	1998	DH	107,181	contract of affreightment	Evergreen

Vergina II	1991	1996	SH	96,709	time charter	April 2006

PANAMAX

Andes	2003	2003	DH	68,467	pool	Evergreen

Maya (7)	2003	2003	DH	68,467	time charter	September 2007

Inca (7)	2003	2003	DH	68,467	time charter	May 2008

Aztec	2003	2003	DH	68,467	pool	Evergreen

Victory III	1990	1996	DH ice-class 1C	68,160	pool	Evergreen

Hesnes	1990	1996	DH ice-class 1C	68,157	pool	Evergreen

Bregen	1989	1995	DH ice-class 1C	68,157	pool	Evergreen

HANDYMAX / HANDYSIZE

Didimon (2)	2005	2005	DH	37,432	time charter	February 2008

Libra	1988	1994	DS	41,161	spot	—

Crux	1987	1995	DS	41,161	time charter	March 2006
Total				3,550,483

(1)	The M/TDecathlon and M/T Pentathlon were sold through a sale and leaseback arrangement in November 2003 and are time-chartered back by us for a minimum period of five years. The vessels have been renamed by the new owner Cape Baker and Cape Balboa. We have the option to purchase these vessels from their owners. We charter M/T Olympia from its owner pursuant to a time charter that expires in October 2007. We have an option to purchase this vessel as from December 31, 2006. The owner of the vessel also has the option to require us to purchase the vessel. (For additional information relating to our arrangements with respect to this vessel, see “Item 5. Operating and Financial Review and Prospects—Sale and Leaseback Transaction” and Note 6 to our financial statements included in “Item 18. Financial Statements” below.)

(2)	The charter rate for this vessel is based on a minimum rate for the Company plus different levels of profit sharing above the minimum rate, settled on a calendar month basis.

(3)	The charterers of the vessel have the option to employ the vessel upon completion of the initial 7-year time charter for an additional 3 years.

(4)	Freight is based on a market-related formula.

(5)	Evergreen employment has no specific expiration. The vessel is continuously employed until either we or the charterer request cancellation upon 30 days’ notice (in the case of contract of affreightment) or 90 days’ notice in the case of pool operations, with freight rates based on prevailing spot rates.

(6)	Freight is based on a minimum/maximum market-related formula.

(7)	These vessels are chartered under fixed and variable hire rates. The variable portion of hire is recognized to the extent the amount becomes fixed and determinable at the reporting date.

(8)	DH-double-hull, SH-single-hull, DS-double-side. Ice-class classifications are based on ship resistance in brash ice channels with a minimum speed of 5 knots for the following conditions ice-1A: lm brash ice, ice-1B: 0.8m brash ice, ice-1C: 0.6m brash ice.

Our newbuildings under construction

As of March 15, 2006, we have on order and expect to take delivery between 2006 and 2008 16 new vessels currently under construction. These consist of two 1A ice-class Suezmaxes from Hyundai Heavy Industries, four Aframaxes of a DNA design from Sumitomo Heavy Industries, three 1A ice-class LR Aframaxes from Hyundai Heavy Industries, four 1A and two IB ice-class Handysize product carriers under from Hyundai MIPO Dockyard and one LNG carrier from Hyundai Heavy Industries. The newbuildings have a double hull design compliant with all classification requirements and prevailing environmental laws and regulations. Hyundai MIPO and Hyundai Heavy Industries are experienced designers and builders of ships. Tsakos Shipping has worked closely with these Korean shipyards and the Sumitomo yard in Japan in the design of the newbuildings and will continue to work with Hyundai MIPO, Hyundai Heavy Industries and Sumitomo Heavy Industries during the construction period.

Our newbuildings under construction as of March 15, 2006:

	Expected Delivery	Hull Type (all double-hull)	Deadweight Tons	Ship Yard	Purchase Price (in millions of U.S. dollars)
HANDYSIZE
Antares	June 2006	ice-class 1A	36,660	Hyundai MIPO	$30.0
Arion	October 2006	ice-class 1A	36,660	Hyundai MIPO	$30.0
Andromeda	February 2007	ice-class 1A	36,660	Hyundai MIPO	$30.0
Aegeas	May 2007	ice-class 1A	36,660	Hyundai MIPO	$30.0
Byzantion	May 2007	ice-class 1B	37,340	Hyundai MIPO	$44.0
Bosporos	September 2007	ice-class 1B	37,340	Hyundai MIPO	$44.0
SUEZMAX
Arctic	February 2007	ice-class 1A	162,400	Hyundai Heavy Industries	$57.4
Antarctic	April 2007	ice-class 1A	162,400	Hyundai Heavy Industries	$57.4
LR AFRAMAX
Hull S-1650	May 2006	ice-class 1A	116,000	Hyundai Heavy Industries	$72.5
Hull S-1651	August 2006	ice-class 1A	116,000	Hyundai Heavy Industries	$72.5
Hull S-1652	October 2006	ice-class 1A	116,000	Hyundai Heavy Industries	$72.5
AFRAMAX
Hull S-1328	May 2007	DNA	105,000	Sumitomo Heavy Industries	$47.3
Hull S-1334	June 2007	DNA	105,000	Sumitomo Heavy Industries	$58.6
Hull S-1342	November 2008	DNA	105,000	Sumitomo Heavy Industries	$58.9
Hull S-1344	November 2008	DNA	105,000	Sumitomo Heavy Industries	$58.9
LNG
HullS-1754	January 2007	Membrane	73,800	Hyundai Heavy Industries	$173.5
Total			1,387,920		$937.5

Under the newbuilding contracts, the purchase prices for the ships are subject to deductions for delayed delivery, excessive fuel consumption and failure to meet specified deadweight tonnage requirements. We make progress payments equal to 30% or 40% of the purchase price of each vessel during the period of its construction. The remainder of the purchase price with respect to each vessel will be paid upon delivery of the given vessel. As of March 15, 2006, we had made progress payments of $188.6 million out of the total purchase price of approximately $937.5 million for these newbuildings. Of the remaining amount, a further $194.0 million will be paid during 2006.

While we intend to expand our fleet, attractive opportunities may arise to sell one or more of our vessels, including the 16 newbuildings we have on order, and our board of directors may conclude that the sale of one or more vessels would be in our best interest.

Fleet Development

We strive to optimize the financial performance of our fleet by deploying at least two-thirds of our vessels on either time charters or period employment with variable rates. The remainder of the fleet is in the spot market. We believe that our fleet deployment strategy provides us with the ability to benefit from increases in tanker rates while at the same time maintaining a measure of stability through cycles in the industry. The following table details the respective employment basis of our fleet during 2005 and 2004 as a percentage of operating days.

	Year Ended December 31,
	2005	2004
Employment Basis
Time Charter - fixed rate	42%	41%
Time Charter - variable rate	20%	14%
Period Employment at variable rates	23%	22%
Spot Voyage	15%	23%
Total Net Earnings Days	9,192	9,747

Tankers operating on time charters may be chartered for several months or years whereas tankers operating in the spot market typically are chartered for a single voyage that may last up to several weeks. Vessels on period employment, but with variable rates related to the market are either in a pool or operating under contract of affreightment for a specific charterer. Tankers operating in the spot market may generate increased profit margins during improvements in tanker rates, while tankers operating on time charters generally provide more predictable cash flows. Accordingly, we actively monitor macroeconomic trends and governmental rules and regulations that may affect tanker rates in an attempt to optimize the deployment of our fleet. Our fleet has eight tankers currently operating on spot voyages.

Operations and Ship Management

Our operations

Management policies regarding our fleet that are formulated by our board of directors are executed by Tsakos Energy Management under a management contract. Tsakos Energy Management’s duties include overseeing the purchase, sale and chartering of vessels, supervising day-to-day technical management of our vessels and providing financial, accounting and other services, including stock exchange and investor relations. Our fleet’s technical management, including crewing, maintenance and repair, procuring insurance, and voyage operations, has been subcontracted by Tsakos Energy Management to Tsakos Shipping. Tsakos Energy Management also engages Tsakos Shipping to arrange chartering of our vessels.

The following chart illustrates the management of our fleet:

Management Contract

Executive and Commercial Management

Pursuant to our management agreement with Tsakos Energy Management, our operations are executed and supervised by Tsakos Energy Management, based on the strategy devised by the board of directors and subject to the approval of our board of directors as described below. We pay Tsakos Energy Management monthly management fees for its management of our vessels. Beginning July 1, 2004, we pay Tsakos Energy Management management fees of $18,000 per owned vessel per month and $12,500 per chartered-in vessel per month. The management fee starts to accrue for a vessel at the point a newbuilding contract is executed. To help ensure that these fees are competitive with industry standards, our management has periodically made presentations to our board of directors in which the fees paid to Tsakos Energy Management are compared against the publicly available financial information of integrated, self-contained tanker companies. We paid Tsakos Energy Management aggregate management fees of $5.5 million in 2005. From these amounts, Tsakos Energy Management pays a technical management fee to Tsakos Shipping. For additional information about the management agreement, including the calculation of management fees, see “Item 7. Major Shareholders and Related Party Transactions” and our consolidated financial statements which are included as Item 18 to this annual report.

General Administration. Tsakos Energy Management provides us with general administrative, office and support services necessary for our operations and our fleet, including technical and clerical personnel, communication, accounting, and data processing services.

Sale and Purchase of Vessels. Tsakos Energy Management advises our board of directors when opportunities arise to purchase, including through newbuildings, or to sell any vessels. All decisions to purchase or sell vessels require the approval of our board of directors.

Any purchases or sales of vessels approved by our board of directors are arranged and completed by Tsakos Energy Management. This involves the appointment of superintendents to inspect and take delivery of vessels and to monitor compliance with the terms and conditions of the purchase or newbuilding contracts.

In the case of a purchase of a vessel by us, each broker involved will receive commissions from the seller generally at the industry standard rate of one percent of the purchase price, but subject to negotiation. In the case of a sale of a vessel by us, each broker involved will receive a commission from us generally at the industry standard rate of one percent of the sale price, but subject to negotiation. In accordance with the management agreement, Tsakos Energy Management is entitled to charge us for sale and purchase brokerage commission, but to date has not done so.

Technical Management

Pursuant to a technical management agreement, Tsakos Energy Management employs Tsakos Shipping to manage the day-to-day aspects of vessel operations, including maintenance and repair, provisioning, and crewing of our vessels. We benefit from the economies of scale of having our vessels managed as part of the Tsakos Shipping managed fleet. On occasion, Tsakos Shipping subcontracts the technical management and manning responsibilities of our vessels to third parties. The executive and commercial management of our vessels, however, is not subcontracted to third parties. Tsakos Shipping, which is privately held and part of the Tsakos Group, manages 54 tankers, operating and under construction, and in excess of 75 vessels operating and under construction, totaling approximately 6.8 million dwt. Tsakos Shipping currently employs full-time superintendents, technical experts and maritime engineers and have expertise in supervising the construction of new build vessels and inspecting secondhand vessels for purchase and sale, and in fleet maintenance and repair. They have approximately 200 employees engaged in ship management and approximately 3,000 seafaring employees of whom half are employed at sea and the remainder is on leave at any given time. Tsakos Shipping maintains representative offices in several locations covering key areas of the shipping business such as London, New York, Houston, Montevideo, Manila, Singapore, Tokyo, Shanghai and Odessa. Their principal office is in Athens, Greece. The fleet managed by Tsakos Shipping consists mainly of tankers and feeder container vessels, but also includes dry bulk carriers and other vessels owned by affiliates and unaffiliated third parties.

Tsakos Energy Management pays Tsakos Shipping a fee per vessel per month for technical management of operating vessels and vessels under construction. This fee was determined by comparison to the rates charged by other major independent vessel managers. We paid Tsakos Shipping $49.1 million in 2005 for the operating costs of our vessels. We generally pay all monthly operating requirements of our fleet in advance. At December 31, 2005, we had outstanding advances to Tsakos Shipping of approximately $1.2 million in respect of such expenses.

Tsakos Shipping performs the technical management of our vessels under the supervision of Tsakos Energy Management. Tsakos Energy Management approves the appointment of fleet supervisors and oversees the establishment of operating budgets and the review of actual operating expenses against budgeted amounts.

Chartering. Our board of directors formulates our chartering strategy for all our vessels and Tsakos Shipping, under the supervision of Tsakos Energy Management, implements the strategy by:

•	evaluating the short, medium, and long-term opportunities available for each type of vessel;

•	balancing short, medium, and long-term charters in an effort to achieve optimal results for our fleet; and

•	positioning such vessels so that, when possible, re-delivery occurs at times when Tsakos Shipping expects advantageous charter rates to be available for future employment.

Tsakos Shipping utilizes the services of various charter brokers to solicit, research, and propose charters for our vessels. The charter brokers’ role involves researching and negotiating with different charterers and proposing charters to Tsakos Shipping for cargoes to be shipped in our vessels. Tsakos Shipping negotiates the exact terms and conditions of charters, such as delivery and re-delivery dates and arranges cargo and country exclusions, bunkers, loading and discharging conditions and demurrage. Tsakos Energy Management is required to obtain our approval for charters in excess of six months and is required to obtain the written consent of the administrative agent for the lenders under our secured credit facility for charters in excess of thirteen months. There are frequently two or more brokers involved in fixing a vessel on a charter. Brokerage fees typically amount to 2.5% of the value of the freight revenue or time charter hire derived from the charters. We pay a chartering commission of 1.25% to Tsakos Shipping for every charter involving our vessels. The total amount we paid for these chartering commissions was $3.7 million in 2005.

Tsakos Shipping supervises the post fixture business of our vessels, including:

•	the monitoring of the daily geographic position of such vessels in order to ensure that the terms and conditions of the charters are fulfilled by us and our charterers;

•	the collection of monies payable to us; and

•	resolution of disputes through arbitration and legal proceedings.

In addition, Tsakos Shipping appoints superintendents to supervise the loading and discharging of cargoes when necessary.

Maintenance and Repair. Each of our vessels is dry-docked once every five years in connection with special surveys and, after the vessel is fifteen years old, the vessel is also obliged to dry-dock the vessel in connection with its intermediate survey two and one-half years after the last special survey, or as necessary to ensure the safe and efficient operation of such vessels and their compliance with applicable regulations. Tsakos Shipping arranges dry-dockings and repairs under instructions and supervision from Tsakos Energy Management. We believe that the time periods during which our vessels are in dry-dock are, on average, shorter than those prevalent in the industry due to the rigorous on-going maintenance program we conduct.

Tsakos Shipping routinely employs on each vessel additional crew members whose primary responsibility is the performance of maintenance while the vessel is in operation. Tsakos Energy Management awards and, directly or through Tsakos Shipping, negotiates contracts with shipyards to conduct such maintenance and repair work. They seek competitive tender bids in order to minimize charges to us, subject to the location of our vessels and any time constraints imposed by a vessel’s charter commitments. In addition to dry-dockings, Tsakos Shipping, where necessary, utilizes superintendents to conduct periodic physical inspections of our vessels.

Crewing and Employees

We do not employ the personnel to run our business on a day-to-day basis. We outsource substantially all of our executive, commercial and technical management functions.

Tsakos Shipping arranges employment of captains, officers, engineers and other crew who serve on our vessels. Tsakos Shipping ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions and that experienced and competent personnel are employed for our vessels.

Customers

Several of the world’s major oil companies are among the regular customers of the Tsakos Group and of Tsakos Energy Navigation, in particular. The table below shows the approximate percentage of revenues we earned from some of these customers in 2005.

Customer	Year Ended December 31, 2005
Lyondell/Citgo	16%
Petrobras	11%
Star Tankers	11%
FLOPEC	9%
PMI	7%
Exxon/Mobil	5%
Sunoco	4%
Sibneft	4%
BP	3%
Shell	2%
Tesoro	2%
Chevron	1%

Regulation

Our business and the operation of our vessels are materially affected by government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration. Because these conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with them or their impact on the resale price and/or the useful lives of our vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may have a material adverse effect on our operations. Various governmental and quasi-governmental agencies require us to obtain permits, licenses and certificates with respect to our operations. Subject to the discussion below and to the fact that the kinds of permits, licenses and certificates required for the operations of the vessels we own will depend upon a number of factors, we believe that we have been and will be able to obtain all permits, licenses and certificates material to the conduct of our operations.

We believe that the heightened environmental and quality concerns of insurance underwriters, regulators and charterers will impose greater inspection and safety requirements on all vessels in the tanker market and will accelerate the scrapping of older vessels throughout the industry.

IMO. In March 1992, the International Maritime Organization (“IMO”) adopted regulations which set forth new and upgraded requirements for pollution prevention for tankers. These regulations, which became effective in July 1993 (in relation to newbuildings) and in July 1995 (in relation to existing tankers) in many jurisdictions in which our tanker fleet operates, provide that (1) tankers between 25 and 30 years old must be of double-hull construction or of a mid-deck design with double side construction, unless they have wing tanks or double-bottom spaces not used for the carriage of oil, which cover at least 30% of the length of the cargo tank section of the hull or are capable of hydrostatically balanced loading which ensures at least the same level of protection against oil spills in the event of collision or stranding, (2) tankers 30 years old or older must be of double-hull construction or mid-deck design with double-side construction, and (3) all tankers will be subject to enhanced inspections. Also, under IMO regulations, a tanker must be of double-hull construction or a mid-deck design with double-side construction or be of another approved design ensuring the same level of protection against oil pollution if that tanker (1) is the subject of a contract for a major conversion or original construction on or after July 6,1993, (2) commences a major conversion or has its keel laid on or after January 6, 1994, or (3) completes a major conversion or is a newbuilding delivered on or after July 6, 1996.

In April 2001, the IMO adopted a proposal to revise these regulations which became effective in September 2002. The revised regulations provide for a more aggressive phase-out of single-hull oil tankers, as well as increased inspection and verification requirements. The revised regulations provide for the phase-out of most single-hull oil tankers by 2015 or earlier, depending on the age of the vessel and whether the vessel complies with requirements for protectively located segregated ballast tanks. Segregated ballast tanks use ballast water that is completely separate from the cargo oil and oil fuel system. Segregated ballast tanks are currently required by the IMO on crude oil tankers constructed after 1983. The changes, which will likely increase the number of tankers that are scrapped beginning in 2004, are intended to reduce the likelihood of oil pollution in international waters.

As a result of the oil spill in November 2002 relating to the loss of the m.t. Prestige, which was owned by a company not affiliated with us, in December 2003 the Marine Environment Protection Committee of the IMO (“MARPOL”) adopted a proposed amendment to the International Convention for the Prevention of Pollution from Ships to accelerate the phase out of single-hull tankers from 2015 to 2010 unless the relevant flag state, in a particular case, extends the date to either 2015 or the date on which the ship reaches 25 years of age after the date of its delivery, whichever is earlier. This proposed amendment became effective on April 5, 2005.

The IMO has also negotiated international conventions that impose liability for oil pollution in international waters and a signatory’s territorial waters. In September 1997, the IMO adopted Annex VI to the MARPOL to address air pollution from ships. Annex VI came into force on May 19, 2005. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Annex VI has been ratified by some, but not all IMO member states. Vessels that are subject to Annex VI must, if built before the effective date, obtain an International Air Pollution Prevention Certificate evidencing compliance with Annex VI not later than either the first dry docking after May 19, 2005, but no later than May 19, 2008. All vessels subject to Annex VI and built after May 19, 2005 must also have this Certificate. Implementing the requirements of Annex VI may require modifications to vessel engines or the addition of post combustion emission controls, or both, as well as the use of lower sulfur fuels. We are formulating a plan to comply with the Annex VI regulations once they come into effect.

In addition, the Company’s new LNG carrier will be required to meet IMO requirements for liquefied gas carriers. In order to operate in the navigable waters of the IMO’s member states, liquefied gas carriers must have an IMO Certificate of Fitness demonstrating compliance with construction codes for liquefied gas carriers. These codes, and similar regulations in individual member states, address fire and explosion risks posed by the transport of liquefied gases. Collectively, these standards and regulations impose detailed requirements relating to the design and arrangement of cargo tanks, vents, and pipes; construction materials and compatibility; cargo pressure; and temperature control.

In addition, liquefied gas carriers are subject to international conventions that regulate pollution in international waters and a signatory’s territorial waters. Under the IMO regulations, gas carriers that comply with the IMO certification requirements are deemed to satisfy the requirements of Annex II of MARPOL applicable to transportation of chemicals at sea, which would otherwise apply to certain liquefied gases. The IMO recently revised the Annex II regulations that restrict discharges of “noxious liquid substances” during cleaning or de-ballasting operations. The revisions are scheduled to take effect in January 2007. As interpreted by the IMO at meetings in April 2005, these revisions will not impose further restriction on the types of substances gas carriers may carry under their gas carrier code certificates of fitness, nor will they require changes in the manner in which product tanks must be cleaned.

Tsakos Shipping, our technical manager, has been ISO 14001 compliant since April 2000. ISO 14001 requires companies to commit to the prevention of pollution as part of the normal management cycle. Additional or new conventions, laws and regulations may be adopted that could adversely affect our ability to manage our ships.

In addition, the European Union and countries elsewhere have considered stricter technical and operational requirements for tankers and legislation that would affect the liability of tanker owners and operators for oil pollution. In December 2001, the European Union adopted a legislative resolution confirming an accelerated phase-out schedule for single hull tankers in line with the schedule adopted by the IMO in April 2001. Any additional laws and regulations that are adopted could limit our ability to do business or increase our costs. The results of these or potential future environmental regulations could have a material adverse affect on our operations.

Under the current regulations, the vessels of our existing fleet will be able to operate for substantially all of their respective economic lives. However, compliance with the new regulations regarding inspections of all vessels may adversely affect our operations. We cannot at the present time evaluate the likelihood or magnitude of any such adverse effect on our operations due to uncertainty of interpretation of the IMO regulations.

The operation of our vessels is also affected by the requirements set forth in the IMO’s International Management Code for the Safe Operation of Ships and for Pollution Prevention (“ISM Code”) which were adopted in July 1998. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive “safety management system” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject that party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, some ports. All of our vessels are currently ISM Code certified.

OPA 90. The US Oil Pollution Act of 1990 (“OPA 90”) established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA 90 affects all owners and operators whose vessels trade to the United States or its territories or possessions or whose vessels operate in United States waters, which include the United States’ territorial sea and its two hundred nautical mile exclusive economic zone.

Under OPA 90, vessel owners, operators and bareboat (or demise) charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. Tsakos Shipping and Tsakos Energy Management would not qualify as “third parties” because they perform under contracts with us. These other damages are defined broadly to include (1) natural resources damages and the costs of assessing them, (2) real and personal property damages, (3) net loss of taxes, royalties, rents, fees and other lost revenues, (4) lost profits or impairment of earning capacity due to property or natural resources damage, (5) net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and (6) loss of subsistence use of natural resources. OPA 90 limits the liability of responsible parties to the greater of $ 1,200 per gross ton or $ 10 million per tanker that is over 3,000 gross tons (subject to possible adjustment for inflation). These limits of liability would not apply if the incident was proximately caused by violation of applicable United States federal safety, construction or operating regulations or by the responsible party (or its agents’ or employees or any person acting pursuant to a contractual relationship with the responsible party) or by gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the oil removal activities. We currently plan to continue to maintain for each of our vessels pollution liability coverage in the amount of $1 billion per incident. A catastrophic spill could exceed the insurance coverage available, in which case there could be a material adverse effect on us.

Under OPA 90, with some limited exceptions, all newly built or converted tankers operating in United States waters must be built with double-hulls, and existing vessels which do not comply with the double-hull requirement must be phased out over a 25-year period (1990-2015) based on size, age and hull construction. Notwithstanding the phase-out period, OPA 90 currently permits existing single-hull tankers to operate until the year 2015 if their operations within United States waters are limited to discharging at the Louisiana Off-Shore Oil Platform, or off-loading by means of lightering activities within authorized lightering zones more than 60 miles offshore.

OPA 90 requires owners and operators of vessels to establish and maintain with the United States Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under OPA 90. In December 1994, the Coast Guard implemented regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, coupling the OPA limitation on liability of $1,200 per gross ton with the Comprehensive Environmental Response, Compensation, and Liability Act liability limit of $300 per gross ton. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, letter of credit, self-insurance, guaranty or other satisfactory evidence. Under OPA 90, it is understood that an owner or operator of a fleet of tankers is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the tanker in the fleet having the greatest maximum liability under OPA 90.

The Coast Guard’s regulations concerning certificates of financial responsibility provide, in accordance with OPA 90, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility. If an insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Some organizations, which had typically provided certificates of financial responsibility under pre-OPA 90 laws, including the major protection and indemnity organizations, have declined to furnish evidence of insurance for vessel owners and operators if they have been subject to direct actions or required to waive insurance policy defenses.

The Coast Guard’s financial responsibility regulations may also be satisfied by evidence of surety bond, guaranty or by self-insurance. Under the self-insurance provisions, the ship owner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility.

OPA 90 specifically permits individual US coastal states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states which have enacted such legislation have not yet issued implementing regulations defining tanker owners’ responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call.

Owners or operators of tankers operating in United States waters are required to file vessel response plans with the Coast Guard, and their tankers are required to operate in compliance with their Coast Guard approved plans. These response plans must, among other things, (1) address a “worst case” scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a “worst case discharge,” (2) describe crew training and drills, and (3) identify a qualified individual with full authority to implement removal actions.

Environmental Regulation—The Clean Water Act

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA 90. A decision by a U.S. federal court on March 30,2005, could result in a requirement for vessels to obtain CWA permits for the discharge of ballast water in U.S. ports. Currently, under U.S. Environmental Protection Agency, or EPA, regulations, vessels are exempt from this permit requirement. However, a United States District Court has ruled that EPA exceeded its statutory authority in creating this exemption, which has been in place since 1978. A final order identifying specific relief has not yet been issued. Under the court’s ruling, owners and operators of vessels visiting U.S. ports would be required to comply with the CWA permitting program or face penalties. Until the court issues its order, it is not clear whether the compliance requirements will be immediate, or whether the Court will mandate that EPA develop a permit program for marine vessels within a specific period of time. Although EPA will likely appeal this decision, if the exemption is repealed, we will incur certain costs to obtain CWA permits for our vessels. While we do not believe that the costs associated with obtaining such permits would be material, it is difficult to predict the overall impact of CWA permitting requirements on our operations.

European Union Initiatives. In response to the oil spill caused by the sinking of the oil tanker Erika in December 1999, the European Union has proposed legislation that would (1) ban manifestly sub-standard ships (defined as those over 15 years old that have been detained by port authorities more than twice in the previous six months) from European waters and create an obligation of port states to inspect ships posing a high risk to maritime safety and the marine environment; (2) provide the European Commission with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies; and (3) accelerate the phasing in of double-hull or equivalent design standards for single-hull oil tankers on the same schedule as that required under the IMO regulations on pollution prevention for tankers. In December 2001, the

European Union adopted a legislative resolution confirming an accelerated phase-out schedule for single hull tankers in line with the schedule adopted by the IMO in April 2001. In July 2003, in response to the m.t. Prestige oil spill in November 2002, the European Union adopted legislation that (1) prohibits all single-hull tankers from entering into European Union ports or offshore terminals by 2010; (2) bans all single-hull tankers carrying heavy grades of oil from entering or leaving European Union ports or offshore terminals or anchoring in areas under its jurisdiction; and (3) commencing in 2005, imposes a Condition Assessment Scheme Survey for single-hull tankers older than 15 years of age. Such regulations became effective on October 21, 2003. In September 2005, the European Union adopted legislation to incorporate international standards for ship-source pollution into European Community law and to establish penalties for discharge of polluting substances from ships (irrespective of flag). The legislation contemplates that sanctions will be levied against any person, including the master, owner and/or operator of the polluting ship, found to have caused or contributed to ship-source pollution “with intent, recklessly or by serious negligence” (this is a lower threshold for liability than applied by MARPOL, upon which the ship-source pollution legislation is partly based). In the most serious cases, infringements will be regarded as criminal offences (where sanctions include imprisonment) and will carry fines of up to Euro 1.5 million. The ship-source pollution legislation is required to be enacted into national law of the Member States of the European Union by March 2007. A further package of proposed legislation, commonly referred to as the Erika III proposals, was presented by the European Commission in November 2005. Additionally, the sinking of the m.t. Prestige has led to the adoption of other environmental regulations by certain European Union nations. It is impossible to predict what legislation or additional regulations, if any, may be promulgated by the European Union or any other country or authority.

Other Environmental Initiatives. Many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended (“CLC”), and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended. The United States is not a party to these conventions. Under these conventions, a vessel’s registered owner is strictly liable for pollution damage caused on the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Approximately one-quarter of the countries that have ratified the CLC have increased the liability limit through a 1992 Protocol to the CLC which became effective in 1996. The liability limit in the countries that have ratified this protocol is tied to a unit of account which varies according to a basket of currencies. Under an amendment to the Protocol that became effective on November 1,2003, for vessels of 5,000 to 140,000 gross tons, liability is limited to approximately $6.5 million plus $912 for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability is limited to approximately $129.7 million. As the convention calculates liability in terms of a basket of currencies, these figures are based on currency exchange rates on April 4, 2006. The right to limit liability is forfeited under the CLC where the spill is caused by the owner’s actual fault and under the 1992 Protocol where the spill is caused by the owner’s intentional or reckless conduct. The 1992 Protocol channels more of the liability to the owner by exempting other groups from this exposure. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by IMO.

The U.S. National Invasive Species Act, or NISA, was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. Under NISA, the U.S. Coast Guard adopted regulations in July 2004 imposing mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters. These requirements can be met by performing mid-ocean ballast exchange, by retaining ballast water on board the ship, or by using environmentally sound alternative ballast water management methods approved by the U.S. Coast Guard. (However, mid-ocean ballast exchange is mandatory for ships heading to the Great Lakes or Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil.) Mid-ocean ballast exchange is the primary method for compliance with the Coast Guard regulations, since holding ballast water can prevent ships from performing cargo operations upon arrival in the U.S., and alternative methods are still under development. Vessels that are unable to conduct mid-ocean ballast exchange due to voyage or safety concerns may discharge minimum amounts of ballast water (in areas other than the Great Lakes and the Hudson River), provided that they comply with record keeping requirements and document the reasons they could not follow the required ballast water management requirements. The Coast Guard is developing a proposal to establish ballast water discharge standards, which could set maximum acceptable discharge limits for various invasive species, and/or lead to requirements for active treatment of ballast water.

At the international level, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments in February 2004 (the “BWM Convention”). The Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than thirty-five percent of the gross tonnage of the world’s merchant shipping.

If the mid-ocean ballast exchange is made mandatory throughout the United States or at the international level, or if water treatment requirements or options are instituted, the cost of compliance could increase for ocean carriers. Although we do not believe that the costs of compliance with a mandatory mid-ocean ballast exchange would be material, it is difficult to predict the overall impact of such a requirement on our operations.

Classification and inspection

Our vessels have been certified as being “in class” by their respective classification societies: Bureau Veritas, Det Norske Veritas, American Bureau of Shipping, Korean Register, Lloyd’s Register of Shipping or Nippon Kaiji Kyokai. Every vessel’s hull and machinery is “classed” by a classification society authorized by its country of registry. The classification society certifies that the vessel has been built and maintained in accordance with the rules of such classification society and complies with applicable rules and regulations of the country of registry of the vessel and the international conventions of which that country is a member. Each vessel is inspected by a surveyor of the classification society every year, an annual survey, every two to three years, an intermediate survey, and every four to five years, a special survey. Vessels also may be required, as part of the intermediate survey process, to be dry-docked every 24 to 30 months for inspection of the underwater parts of the vessel and for necessary repair related to such inspection.

In addition to the classification inspections, many of our customers, including the major oil companies, regularly inspect our vessels as a precondition to chartering voyages on these vessels. We believe that our well-maintained, high quality tonnage should provide us with a competitive advantage in the current environment of increasing regulation and customer emphasis on quality of service.

Tsakos Shipping, our technical manager, obtained a document of compliance with the ISO 9000 standards of total quality management. ISO 9000 is a series of international standards for quality systems that includes ISO 9002, the standard most commonly used in the shipping industry. Our technical manager has also completed the implementation of the ISM Code. Our technical manager has obtained documents of compliance for our offices and safety management certificates for our vessels, as required by the IMO. Our technical manager has also received ISO 14001 certification.

Risk of loss and insurance

The operation of any ocean-going vessel carries an inherent risk of catastrophic marine disasters and property losses, including:

•	collision;

•	adverse weather conditions;

•	fire and explosion;

•	mechanical failures;

•	negligence;

•	war;

•	terrorism; and

•	piracy.

In addition, the transportation of crude oil is subject to the risk of crude oil spills, and business interruptions due to political circumstances in foreign countries, hostilities, labor strikes, and boycotts. Tsakos Shipping arranges insurance coverage to protect against most risks involved in the conduct of our business and we maintain environmental damage and pollution insurance coverage. Tsakos Shipping arranges insurance covering the loss of revenue resulting from vessel off-hire time. We believe that our current insurance coverage is adequate to protect against most of the risks involved in the conduct of our business. The terrorist attacks in the United States and various locations abroad and international hostilities have lead to increases in our insurance premium rates and the implementation of special “war risk” premiums for certain trading routes. See “Item 5. Operating and Financial Review and Prospects” for a description of how our insurance rates have been affected by recent events.

We have hull and machinery insurance, increased value (total loss or constructive total loss) insurance and loss of hire insurance with Argosy Insurance Company. Each of our ship owning subsidiaries is a named insured under our insurance policies with Argosy. Argosy provides the same full coverage as provided through London and Norwegian underwriters and reinsures its exposure, subject to customary deductibles, in the London, French, Norwegian and U.S. reinsurance markets. We were charged by Argosy aggregate premiums of $5.7 million in 2005. By placing our insurance through Argosy, we believe that we achieve cost savings over the premiums we would otherwise pay to third party insurers. Argosy reinsures most insurance it underwrites for us with various reinsurers. These reinsurers have credit ratings ranging from BBB to AA.

Our subsidiaries are indemnified for legal liabilities incurred while operating our vessels by protection and indemnity insurance that we maintain through their membership in a P&I club. This protection and indemnity insurance covers legal liabilities and other related expenses of injury or death of crew members and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third party property and pollution arising from oil or other substances, including wreck removal. The object of P&I clubs is to provide mutual insurance against liability to third parties incurred by P&I club members in connection with the operation of their vessels “entered into” the P&I club in accordance with and subject to the rules of the P&I club and the individual member’s terms of participation. A member’s individual P&I club premium is typically based on the aggregate tonnage of the member’s vessels entered into the P&I club according to the risks of insuring the vessels as determined by the P&I club. P&I club claims are paid from the aggregate premiums paid by all members, although members remain subject to “calls” for additional funds if the aggregate insurance claims made exceed aggregate member premiums collected. P&I clubs enter into reinsurance agreements with other P&I clubs and with third party underwriters as a method of preventing large losses in any year from being assessed directly against members of the P&I club. Currently, applicable P&I club rules provide each of its members with more than $4 billion of liability coverage except for pollution coverage which is limited to $1 billion.

Recent world events have led to increases in our insurance premium rates and the implementation of special “war risk” premiums for certain trading routes. For 2005-2006, our P&I club insurance premiums increased for several of our vessels by approximately 21%, but for others the increase was minimal. Our hull and machinery insurance premiums also increased in certain cases by 9%, but in others by less than 3%. We have been advised that for 2006-2007 our P&I club insurance premiums will increase by approximately another 15% and our hull and machinery insurance premiums by 10%. In addition, “war risk” coverage for vessels operating in certain geographical areas has doubled, but this type of coverage represents a relatively small portion of our total insurance premiums. P&I, hull and machinery and war risk insurance premiums are accounted for as part of operation expenses in our financial statements. Accordingly, any change in insurance premium rates directly impacts our operating results.

Competition

We operate in markets that are highly competitive and where no owner currently controls more than 5% of the world tanker fleet. Ownership of tankers is divided among independent tanker owners and national and independent oil companies. Many oil companies and other oil trading companies, the principal charterers of our fleet, also operate their own vessels and transport oil for themselves and third party charterers in direct competition with independent owners and operators. We compete for charters based on price, vessel location, size, age, condition and acceptability of the vessel as well as Tsakos Shipping’s reputation as a manager. Currently we compete primarily with owners of tankers in the ULCCs, VLCCs, Suezmax, Aframax, Panamax, Handymax and Handysize class sizes, and we will in the future also compete with owners of LNG carriers.

Although we do not actively trade in Middle East trade routes, disruptions in those routes as a result of international hostilities, including those in Afghanistan and Iraq, and terrorist attacks such as those made against the United States in September 2001 and various international locations since then may affect our business. We may face increased competition if tanker companies that trade in Middle East trade routes seek to employ their vessels in other trade routes in which we actively trade.

Other significant operators of multiple Aframax and Suezmax tankers in the Atlantic basin that compete with us include OMI Corporation, Overseas Shipholding Group Inc., Teekay Shipping Corporation, Top Tankers, Inc., and General Maritime Corporation. There are also numerous, smaller tanker operators in the Atlantic basin.

Employees

We have no salaried employees. See “—Management Contract—Crewing and Employees.”

Properties

We operate out of Tsakos Energy Management offices in the building also occupied by Tsakos Shipping at Megaron Makedonia, 367 Syngrou Avenue, Athens, Greece.

Legal proceedings

We are involved in litigation from time to time in the ordinary course of business. In our opinion, the litigation in which we are currently involved, individually and in the aggregate, is not material to us.

Item 4A.	Unresolved Staff Comments.

None.

Item 5.	Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes to those statements included elsewhere in this Annual Report. This discussion includes forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under “Risk Factors” and elsewhere in this annual report, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

As at March 15, 2006, we operated a fleet of 28 modern tankers providing world-wide marine transportation services for national, major and other independent oil companies and refiners under long, medium and short-term charters. The charter rates that we are able to obtain for these services are determined in a highly competitive global tanker charter market. We operate our tankers in markets that have historically exhibited both cyclical and seasonal variations in demand and corresponding fluctuations in charter rates. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere. In addition, unpredictable weather conditions in the winter months tend to disrupt vessel scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities. Changes in available tanker capacity also have had a strong effect on tanker charter markets over the past 20 years.

Results from Operations

The tanker market during 2004 had seen freight rates reach heights not seen for over three decades due to the rapid growth in China and India and the huge increase in oil demand as a consequence. The healthy growth seen by the U.S. and other nations also contributed significantly. It was almost inevitable that rates in 2005 should be lower as growth in China slowed down and consequently oil demand growth failed to keep pace with the increased supply of tanker tonnage. Nevertheless, oil demand remained buoyant and was not dampened even by significant hikes in the price of oil, brought about by the high demand, fears of production constraints, hurricanes in the United States and speculative hedging. Ultimately, 2005 has proved to be another exceptional year for tanker companies albeit not as high as 2004 in terms of rates. Some improvement in the strength of the dollar occurred, but rapidly increasing interest rates, higher bunker and lubricant prices and increasing insurance premiums have placed additional strain on expenses.

Our fleet achieved voyage revenues net of commissions amounting to $284.0 million, down by 6.9% from $305.2 million in 2004. Capital gains on the sale of five operating vessels and a hull under construction were $45.3 million. Operating income increased from $145.5 million in 2004 to $154.8 million in 2005, a 6.4% increase. Net income was $161.8 million, compared to $143.3 million in the prior year, a 12.9% increase. Diluted income per share increased from $7.51 in 2004, based on 19.08 million diluted weighted average shares outstanding, to $8.17 in 2005, based on 19.79 million diluted weighted average shares outstanding. These results reflect the decrease in market rates from the 2004 record levels to lower but historically high levels, which affected voyage revenues. Vessel running expenses were held to competitive levels reflecting the addition of new cost efficient vessels to the fleet replacing the older ones sold.

Some of the more significant developments for the Company during 2005 were:

•	The arrangement of new period charters with leading state-owned oil corporations. While the Company took advantage of the high rates being offered by the spot market, it also sought, in accordance with its overall chartering strategy, to ensure period employment of its vessels. The terms of such charters often included variable rates with minimum floors or profit sharing in order for the Company to participate in the upside of buoyant markets.

•	The delivery of two newly built 1C ice class suezmaxes Eurochampion 2004 and Euroniki at $50.6 million each, and the product carriers Didimon and Dionisos at $27.5 million each.

•	The ordering of one aframax from Sumitomo for $58.7 million.

•	The delivery in June of the aframax H1224 from the Sanoyas yard of Japan, which was immediately sold, resulting in a capital gain of nearly $10.8 million.

•	The sale of the two single-hull aframaxes Panos G and Tamyra with capital gains of $7 million, the sale of the product carriers Pella and Dion, for $23.9 million with capital gains of $8.8 million.

•	The sale of the recently delivered product carrier Dionisos with a capital gain of $18.7 million.

•	The receipt of new loans of $130.2 million with leading U.S. banks relating to the deliveries of the four new vessels. Drawing on new refinancing facilities amounted to $200.5 million. Repayments on all loans amounted to $30.5 million, and prepayments from the sale of vessels and refinancing amounted to $231.8 million. Total debt at the year end amounted to $433.5 million.

•	The arrangement of three new interest rate swaps meeting hedging criteria. By December 31, 2005 the equivalent of approximately 78% of the outstanding loans had been covered by interest rate swap arrangements.

•	The performance of major special surveys relating to the panamaxes Bregen, Victory III, and Hesnes

•	The repurchase and cancellation of 1,016,790 common shares for $37.8 million during the year.

•	The payment to the Company’s shareholders of two dividends during the year, $0.95 cents per common share in April in respect of the fiscal year 2004, and $1.00 per common share in November, the first dividend with respect to fiscal year 2005. Total cash paid out on dividends amounted to $38.5 million.

•	The continued adoption and implementation of new internal control procedures in response to the Sarbanes-Oxley Act of 2002.

The Company operated the following types of vessels during, and at the end of, the year ended December 31, 2005:

Vessel Type	VLCC	Suezmax	Aframax	Panamax	Product carriers	Total Fleet
Average number of vessels	1.9	4	10	7.4	4	27.3
Number of vessels at end of period	2	6	7	7	3	25
Dwt at end of period (in thousands)	600.9	986.5	739.6	478.2	119.8	2,925
Percentage of total fleet	20.5%	33.7%	25.3%	16.4%	4.1%	100%
Average age, in years, at end of period	9.7	2.4	6.6	8.2	12	6.3

We believe that the key factors which determined our financial performance in 2005, within the given freight rate environment in which the Company operated, were:

•	continuing to maintain a diversified fleet which allowed the Company to take advantage of all tanker sectors;

•	the benefits of the new vessels acquired in recent years in terms of operating efficiencies and desirability on the part of charterers;

•	our balanced chartering strategy (discussed further below) which ensured a secure cash flow while allowing the Company to the advantage of the buoyant freight market;

•	the long-established relationships with our chartering clients and the development of new relationships with substantial oil-majors;

•	the continued control over costs by our technical managers despite pressures caused by a weakening dollar and higher insurance, bunker fuel and lubricant costs;

•	our control over financial costs by negotiating competitive terms with reputable banks, refinancing at better terms, and protecting interest rate levels through swap arrangements;

•	our ability to reduce leverage levels through cash generation and repayment/prepayment of debt;

•	our ability to reward our shareholders through a dividend policy which is linked directly to the profitability of the Company;

•	raising new finance either through the capital markets or through debt, and

•	the sale of older vessels and newer vessels, including newbuildings when market conditions warrant.

We believe that the above factors will also be those that will be behind the future financial performance of the Company and which are evident as we proceed through 2006, to which may be added:

•	a continuing buoyant market in comparison to historical levels;

•	the securing of a high level of utilization for our vessels (as at March 15, 2006, 67% of the remaining operational days available for 2006, excluding expected new deliveries, have secured employment);

•	delivery of the 16 newbuildings that will join the fleet over the next thirty months (five of which are to be delivered during the remainder of 2006);

•	rapid development of new strategic areas with purpose-built vessels to access ice-bound ports or (from January 2007) carry LNG (liquefied natural gas), and

•	repurchase of common shares at favorable prices.

Looking forward in general, given the lack of clarity over oil production from Iran, Nigeria and Iraq, and continued discussion by the Organization of Petroleum Exporting Countries (OPEC) about their production levels, high oil prices may continue through 2006. The expected increasing demand from China and India will continue factoring heavily into worldwide consumption. The dynamics at work in India, China, and the Pacific Rim bode well for transportation requirements for petroleum and its products in the coming months and years. Another indication of the strength of the market can be seen in continued demand despite price hikes. Historically, as oil prices have risen, some global consumers have been forced to curtail imports. However, in the current environment, it appears that price has not dissuaded imports and, in fact in some instances, demand has actually increased.

We expect that 2006 should once again prove to be a good year for the tanker industry. The aforementioned economic stimuli, coupled with geopolitical events in areas such as Nigeria, Iraq, Iran and Venezuela, should fuel the market. Additionally, new IMO and European Union regulations relating to the phase-out of single-hull tankers should have a significant impact on the rate environment.

Our current fleet consists of three VLCCs, eight Suezmaxes, seven Aframaxes, seven Panamaxes and three Handysize or Handymaxes. All vessels are owned by our subsidiaries with the exception of the Aframax Olympia, acquired in March 1999 and sold in October 1999 and time chartered back from the owners for an initial period of approximately eight years and the two Suezmaxes, Cape Baker and Cape Balboa (formerly Decathlon and Pentathlon), acquired in 2002 and sold in October and November 2003, respectively, and time chartered back from the owners for five years. Another seven vessels (six MR product carriers and one Handysize) have recently been acquired and will be delivered to the Company before the end of April.

Chartering Strategy

We typically charter our vessels to third parties in any of three basic types of charter. First are “voyage charters” or “spot voyages”, under which a shipowner is paid freight on the basis of moving cargo from a loading port to a discharging port at a given rate per ton or other unit of cargo. Port charges, bunkers and other voyage expenses (in addition to normal vessel operating expenses) are the responsibility of the shipowner. Second are “time charters,” under which a shipowner is paid hire on a per day basis for a given period of time. Normal vessel operating expenses, such as maintenance and repair, crew wages and insurance premiums, are incurred by the shipowner, while voyage expenses, including bunkers and port charges, are the responsibility of the charterer. The time charterer decides the destination and types of cargoes to be transported, subject to the terms of the charter. Time charters can be for periods of time ranging from one or two months to more than three years. Time charters can also be “evergreen,” which means that they automatically renew for successive terms unless the shipowner or the charterer elects to terminate the charter. Third are “bareboat charters” under which the shipowner is paid a fixed amount of hire for a given period of time. The charterer is responsible for substantially all the costs of operating the vessel including voyage expenses, vessel operating expenses and technical and commercial management. Longer-term time charters and bareboat charters are sometimes known as “period charters.” We also enter into “contracts of affreightment” which are contracts for multiple employments that provide for periodic adjustments, within prescribed ranges, to the charter rates. Five of our vessels also operate within a pool of similar vessels whereby all income (less voyage expenses) is earned on a market basis and shared between pool participants on the basis of a formula which takes into account the vessel’s age, size and technical features.

The chartering strategy of the Company continues to be one of fixing the greater portion of our fleet on medium to long-term employment in order to secure a stable income flow, but one which also ensures a satisfactory return. This strategy has enabled the Company to level the affects of the cyclical nature of the tanker industry, achieving almost optimal utilization of the fleet. In order to capitalize on possible upturns in rates, the Company has chartered out several of its vessels on a market basis. Including the two Suezmaxes delivered to date this year, we currently have 20 of our 28 vessels on time charter or other form of period employment, ensuring that at least 67% of 2006 availability and 51% of 2007 is already fixed. The vessels that continue on spot are taking advantage of the strong tanker demand that existed in the last half of 2005 and is expected to continue for much of this year.

The Board of Directors, through its Chartering Committee, formulates the chartering strategy of the Company and the Company’s commercial manager Tsakos Energy Management implements this strategy through the technical manager, Tsakos Shipping. They evaluate the opportunities for each type of vessel, taking into account the strategic preference for medium and long-term charters and ensure optimal positioning to take account of re-delivery opportunities at advantageous rates.

The cooperation with the Tsakos Group enables the Company to take advantage of the long-established relationships built by the Tsakos Group with many of the world’s major oil companies and refiners. The Tsakos Group has built these relationships over 35 years of existence and high quality commercial and technical service. Tsakos Shipping manages the vessels of the Company plus another 26 operating vessels, mostly container vessels and single hull tankers. Apart from the customer relations, the Company is also able to take advantage of the inherent economies of scale associated with a large fleet manager and its commitment to contain running costs without jeopardizing the vessels’ operations. Tsakos Shipping provides top grade officers and crew for the Company’s vessels and first class superintendent engineers and port captains to ensure that the vessels are in prime condition.

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles. The Company’s significant accounting policies are described in Note 1 of the attached consolidated financial statements. The application of such policies may require management to make estimates and assumptions. We believe that the following are the more critical accounting estimates used in the preparation of our consolidated financial statements that involve a higher degree of judgment and could have a significant impact on our future consolidated results of operations and financial position:

Revenue recognition. Our vessels are employed under a variety of charter contracts, including time, bareboat and voyage charters, contracts of affreightment and pool arrangements. Time and bare-boat charter revenues are recorded over the term of the charter as the service is provided. Revenues from voyage charters on the spot market or under contract of affreightment are recognized on the proportional performance method using the discharge to discharge basis. Vessel voyage and operating expenses and charter hire expense are accounted for in the period incurred on an accrual basis. Vessel voyage and operating expenses of vessels operating under a tanker pool are aggregated by the pool manager and net operating revenues, calculated on a time charter equivalent basis, are allocated to the pool participants according to an agreed upon formula. As at the reporting date, revenues from variable hire arrangements are recognized to the extent the amounts are fixed and determinable at that date.

Depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives, after considering their estimated residual values, based on the assumed value of the scrap steel available for recycling after demolition, calculated at $180 per lightweight ton. In assessing the useful lives of vessels, we have adopted the industry-wide accepted practice of assuming a vessel has a useful life of 25 years, given that all classification society rules have been adhered to concerning survey certification and statutory regulations are followed.

Impairment. The carrying value of the Company’s vessels includes the original cost of the vessels plus capitalized expenses since acquisition relating to improvements and upgrading of the vessel, less accumulated depreciation. Carrying value also includes the unamortized portion of deferred special survey and dry-docking costs. The carrying value of vessels usually differs from the fair market value applicable to any vessel, as market values fluctuate continuously depending on the market supply and demand conditions for vessels, as determined primarily by prevailing freight rates and newbuilding costs.

In order to identify indicators of impairment, test for recoverability of each vessel’s carrying value and if necessary, measure the required impairment charges, management regularly compares each vessel’s carrying amount with the average of its fair market values as provided by two independent and reputable brokers. In the event that an indicator of impairment exists because a vessel’s carrying value is in excess of its fair market value, management estimates the undiscounted future cash flows to be generated by each of the Company’s vessels in order to assess the recoverability of the vessel’s carrying value. These estimates are based on historical industry freight rate averages for each category of vessel taking into account the age, specifications and likely trading pattern of each vessel and the likely condition and operating costs of each vessel. Such estimations are inevitably subjective and actual freight rates may be volatile. As a consequence, estimations may differ considerably from actual results.

The estimations also take into account new regulations regarding the permissible trading of tankers depending on their structure and age. As a consequence of new European Union regulations effective from October 2003, the IMO adopted new regulations in December 2003 regarding early phase out of non-double hull tankers. At March 15, 2006, the Company owned and operated one single-hull tanker, and two product carriers with double sides and single bottoms. None of the vessels were deemed Category I vessels, which require phase out by 2005 under IMO regulations. All three vessels, provided they complete the newly imposed survey requirements, may continue trading to the end of their assumed economic lives of 25 years.

While management, therefore, is of the opinion that the assumptions it has used in assessing whether there are grounds for impairment are justifiable and reasonable, the possibility remains that conditions in future periods may vary significantly from current assumptions, which may result in a material impairment loss.

In the event that the undiscounted future cash flows do not exceed a vessel’s carrying value, an impairment charge is required, and the vessel’s carrying value is written down to the fair market value as determined above. As vessel values are also volatile, the actual market value of a vessel may differ significantly from estimated values within a short period of time.

Allowance for doubtful accounts. Revenue is based on contracted charter parties and although our business is with customers whom we believe to be of the highest standard, there is always the possibility of dispute over terms and payment of freight and demurrage. In particular, disagreements may arise as to the responsibility for lost time and demurrage revenue due to the Company as a result. As such, we periodically assess the recoverability of amounts outstanding and we estimate a provision if there is a possibility of non-recoverability. Although we believe our provisions to be based on fair judgment at the time of their creation, it is possible that an amount under dispute is not ultimately recovered and the estimated provision for doubtful recoverability is inadequate.

Amortization of deferred charges. In accordance with Classification Society requirements, a special survey is performed on our vessels every five years. A further intermediate survey takes place in between special surveys, depending on the age of the vessel, generally every 2 1/2 years. In most cases a dry-docking is necessary with repairs undertaken to bring the vessel up to the condition required for the vessel to be given its classification certificate. The costs include the yard charges for labor, materials and services, plus possible new equipment and parts where required, plus part of the participating crew costs incurred during the survey period. We defer these charges and amortize them over the period up to the vessel’s next scheduled dry-docking.

Recent Accounting Pronouncements

In May 2005, the FASB issued Statement 154, “Accounting Changes and Error Corrections”, a replacement of APB Opinion No. 20 and SFAS 3. The Statement requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. APB Opinion No. 20, Accounting Changes, previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 also requires that a change in method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate that is effected by a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in accounting years beginning after December 31, 2005. The Company will adopt this pronouncement as of January 1, 2006.

Basis of Presentation and General Information

Voyage revenues. Revenues are generated from freight billings and time charters. Time and bare-boat charter revenues are recorded over the term of the charter as the service is provided. Revenues from voyage charters on the spot market or under contract of affreightment are recognized on the proportional performance method using the discharge to discharge basis. Net operating revenues of vessels operating under a tanker pool are calculated on a time charter equivalent basis and are allocated to the pool participants according to an agreed upon formula. Unearned revenue represents cash received prior to the year end and is related to revenue applicable to periods after December 31 of each year.

Time Charter Equivalent (“TCE”) allows vessel operators to compare the revenues of vessels that are on voyage charters with those on time charters. For vessels on voyage charters, we calculate TCE by taking revenues earned on the voyage and deducting the voyage costs and dividing by the actual number of net earning days. For vessels on bareboat charters, for which we do not incur either voyage or operating costs, we calculate TCE by taking revenues earned on the charter and adding a representative amount for the vessels’ operating expenses. TCE differs from average daily revenue earned in that TCE is based on revenues before commissions and does not take into account off-hire days.

Commissions. We pay commissions on all chartering arrangements to Tsakos Shipping, as our broker, and to any other broker we employ. Each of these commissions generally amounts to 1.25% of the daily charter hire or lump sum amount payable under the charter. In addition, on some trade routes, we may pay the charterer an address commission ranging from 1.25% to 3.75% of the daily charter hire or lump sum amount payable under the charter. These commissions, as well as changes in prevailing charter rates, will cause our commission expenses to fluctuate from period to period.

Voyage expenses. Voyage expenses include all our costs, other than vessel operating expenses, that are related to a voyage, including port charges, canal dues and bunker or fuel costs.

Charter hire expense. We hire certain vessels from third-party owners or operators for a contracted period and rate in order to charter the vessels to our customers. These vessels may be hired when an appropriate market opportunity arises or as part of a sale and lease back transaction. Currently, we hire three vessels (Olympia, Cape Baker and Cape Balboa), all of which have been hired as part of sale and leaseback transactions as described in the accompanying consolidated financial statements.

Vessel operating expenses. These expenses consist primarily of manning, hull and machinery insurance, P&I insurance, repairs and maintenance and stores and lubricant costs.

Management fees. These are the fixed fees we pay to Tsakos Energy Management under our management agreement with them. As of January 1, 2003 all vessels had a management fee of $15,000 per month until June 30, 2004. Beginning July 1, 2004, the amount increased to $18,000 monthly, except for chartered-in vessels, where the fee decreased to $12,500 per month.

Depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives, after considering their estimated scrap values, calculated at $180 per lightweight ton. In assessing the useful lives of vessels, we have estimated them to be 25 years, which is in line with the industry wide accepted practice, assuming that all classification society rules have been adhered to concerning survey certification and statutory regulations are followed. Useful life is ultimately dependent on customer demand and if customers were to reject our vessels, either because of new regulations or internal specifications, then the useful life of the vessel will require revision.

Amortization of deferred charges. We amortize the costs of drydocking and special surveys of each of our ships over the period up to the ship’s next scheduled dry-docking (generally 2 1/2 years). These expenses are part of the normal costs we incur in connection with the operation of our fleet.

Impairment loss. An impairment loss for an asset held for use should be recognized when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount (the vessel’s net book value plus any unamortized drydocking deferred charges). Measurement of the impairment loss is based on the fair value of the asset as provided by third parties. In this respect, management reviews regularly the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company’s vessels. As of December 31, 2002, this review indicated an impairment loss of $10.8 million (none as of December 31, 2003, 2004 and 2005).

As at December 31, 2005, the market value of our fleet (excluding the three chartered-in vessels) was approximately $1.2 billion , according to valuations received from two independent reputable brokers. On the basis of these valuations and given the positive market conditions prevailing during the first quarter of 2006, we determined that no impairment of the carrying value of any vessel, including older vessels, was required.

General and administrative expenses. These expenses consist primarily of professional fees, office supplies, advertising costs, directors’ liability insurance, and reimbursement of our directors’ and officers’ travel-related expenses.

Financial Analysis

(Percentage changes are based on the full numbers in the accompanying financial statement)

Year ended December 31, 2005 versus year ended December 31, 2004

Voyage revenue

Revenue from vessels was $295.6 million during the year ended December 31, 2005 as compared to $318.3 million during the year ended December 31, 2004, a 7.1% decrease primarily resulting from a decrease in the number of vessels from an average of 27.3 in 2004 to an average of 26.1 in 2005, and partly from a fall in charter rates. The average time charter equivalent rate per vessel for the year 2005 was $28,645 per day compared to $28,722 for the previous year. In addition, the fleet had 96.5% employment compared to 97.6% in the previous year, due to extra days in dry-docking (three vessels in 2005 compared to one in 2004).

Commissions

Commissions were $11.6 million, or 3.9% of revenue from vessels, during the year ended December 31, 2005, compared to $13.1 million, which was 4.1% of revenue from vessels, for the year ended December 31, 2004. The savings in commission was primarily due to changes in charters with lower broker’s commission rates.

Voyage expenses

Voyage expenses include all our costs, other than operating expenses and commission that are related to a voyage, including port charges, agents’ fees, canal dues and bunker or fuel costs. Voyage expenses were $36.0 million during the year ended December 31, 2005 compared to $42.1 million during the prior year, a 14.6% decrease. This is mainly explained by the fall in total operating days on spot charter and contract of affreightment (under which contracts the owner bears voyage expenses), primarily due to the time-chartering of vessels previously on spot charter to time-charter or to pool employment. However, the overall decrease in voyage costs was offset by further increases of up to 30% in bunker costs during 2005 as a consequence of higher oil prices.

Charter hire expense

Charter hire expense remained steady at $24.3 million for both 2005 and 2004, with the same three vessels chartered-in throughout the entire year, Olympia, Cape Baker and Cape Balboa.

Vessel operating expenses

Vessel operating expenses include crew costs, maintenance repairs and spares, stores, lubricants, insurance and sundry expenses such as tonnage tax, registration fees, and communication costs. Total operating costs were $52.9 million during the year ended December 31, 2005 as compared to $53.9 million during year ended December 31, 2004, a slight decrease of 1.8%. This is partly due to a decrease in operating days over the previous year of those vessels bearing operating expenses (i.e. all vessels except chartered-in and bare-boat chartered out) by approximately 457 days or 5%

Operating expenses per ship per day for the fleet increased from $6,286 for the year ended December 31, 2004 to $6,534 for the year ended December 31, 2005, a 3.9% increase. Increased insurance costs and cost of lubricants contributed to increase running costs, but generally the increase was mitigated by the sale of older vessels and the continued introduction of new more cost efficient vessels.

Depreciation

Depreciation was $35.7 million during the year ended December 31, 2005 compared to $35.4 million during the year ended December 31, 2004, an increase of 0.9%. Depreciation expense remained almost steady due to the sale of vessels Pella, Dion and Tamyra in 2005 and Toula Z in late 2004. This was offset by the addition of vessels Didimon, Euroniki, Eurochampion 2004 in 2005 and Dionisos which was acquired and sold in the same year. The sale oiPanos G did not affect depreciation as it was fully depreciated in 2002.

Amortization

We amortize the cost of dry-docking and special surveys over the period to the next scheduled dry-docking and this amortization is included as part of the normal costs we incur in connection with the operation of our vessels. During the year ended December 31, 2005, amortization of deferred dry-docking charges was $6.6 million as compared to $8.8 million during the year ended December 31, 2004, a decrease of 24.8%. The decrease is due in part to the reduced level of dry-docking repairs undertaken in 2004 and the early part of 2005 compared to previous years and partly due also to the sale of vessels which included substantial amounts of deferred charges in their carrying value.

Management fees

Management fees are the fixed fees per vessel the Company pays to Tsakos Energy Management Ltd. under a management agreement between the companies. From January 1, 2002 to June 30, 2004 each vessel bore a management fee of $15,000 per month, payable by the Company to Tsakos Energy Management Ltd. This was increased to $18,000 per month as from July 1, 2004 for owned vessels and reduced to $12,500 for the three chartered-in vessels. Management fees totaled $5.5 million during the year ended December 31, 2005, compared to $5.3 million for the year ended December 31, 2004, an increase of 2.5%.

General and administrative expenses

General and administrative expenses consist primarily of professional fees, office supplies, advertising costs, directors’ liability insurance, and reimbursement of our directors’ and officers’ travel-related expenses. General and administrative expenses were $3.6 million during the year ended December 31, 2005 compared to $3.1 million during the year ended December 31, 2004.

The sum of general and administrative expenses plus management fees payable to Tsakos Energy Management represents the overheads of the Company. On a per vessel basis, daily overhead costs increased from $844 in 2004 to $954 in 2005, due to the factors mentioned above. The addition of the new management incentive award in 2004 and 2005, as described below, increased the daily overhead per vessel from $1,094 for 2004, to $1,217 for the year ended December 31, 2005.

Management incentive award

In accordance with a revised management agreement between the Company and its managers, dated September 28,2004, and with the Board of Director’s decision of February 28, 2006, $2.5 million is due as an award to Tsakos Energy Management in achieving for the Company a return on equity for 2005 in excess of 25%. A similar award was made in 2004.

Amortization of the deferred gain on the sale of vessels

The Company sold two Suezmaxes in a sale and leaseback transaction in the fourth quarter of 2003. The total gain of $15.8 million has been deferred and is being amortized over the five year minimum charter period. For both years 2004 and 2005 the annual amortization amounted to $3.2 million.

Gain on the sale of vessels

The Company sold five operating vessels during 2005, the newly delivered double hull product carrier Dionisos, resulting in a capital gain of $18.7 million, the two single hull/double bottom product carriers Dion and Pella, resulting in capital gains of $4.3 and $4.5 million respectively, the two single hull aframaxes Panos G and Tamyra, resulting in capital gains of $5.2 and $1.8 million, respectively. Total capital gains achieved and accounted for in full within 2005 amounted, therefore, to $34.5 million. In 2004, two operating vessels were sold for a combined capital gain of $13.6 million.

Operating income

Income from vessel operations was $154.8 million during the year ended December 31, 2005 versus $145.5 million during the year ended December 31, 2004, representing a 6.4% increase.

Gain on the sale of non-operating vessels

During 2005, the Company sold the newbuilding aframax hull HI 1224 for $71.3 million resulting in a capital gain of $10.8 million. During 2004 the Company sold the newly constructed vessel Delos for $35.7 million resulting in a capital gain of $7.8 million.

Net interest and finance costs

Net interest and finance costs increased from $10.1 million during the year ended December 31, 2004 to $11.2 million during the year ended December 31, 2005, an 11.0% increase. Loan interest costs increased from $15.6 million in 2004 to $19.1 million in 2005. This was mostly due to the increase of the average interest rates borne on the Company’s loans from 3.4% during 2004 to 4.4% during 2005. The total average bank loans fell from $436 million for 2004 to approximately $416 million for 2005.

There were net positive movements totaling $3.2 million relating to the fair value (mark-to-market) of the non-hedging interest rate swaps in 2005, including reclassification adjustment from other comprehensive income, compared to $2.5 million in 2004.

Capitalized interest in 2005 was $5.3 million compared to $2.7 million in the previous year, the increase being due to further installments paid for vessels on order and higher average interest rates. Amortization of loan expenses was $1.0 million compared to $0.4 million primarily due to write-offs of loan expenses on the refinancing of older loans and facilities. Other loan charges also increased to $1.4 million in 2005 from $0.2 million in 2004 mainly due to extra commitment fees.

Interest income

Total income derived from bank deposits and investments, including the net positive changes in the market values of the investments, were $7.4 million during 2005 as compared to $0.8 million during the year ended

December 31, 2004, due to higher average bank deposits and higher deposit interest rates, and unrealized gains of $2.1 million from our increased investments in 2005.

Net income

As a result of the foregoing, net income for the year ended December 31, 2005 was $161.8 million, or $8.18 per share, basic, versus $7.53 per share, basic, during the year ended December 31, 2004, an increase of 8.6%.

Year ended December 31, 2004 versus year ended December 31, 2003

Voyage revenue

Voyage revenue from vessels was $318.3 million during the year ended December 31, 2004 as compared to $241.4 million during the year ended December 31, 2003, a 31.9% increase partly resulting from an increase in the number of vessels from an average of 25.7 in 2003 to an average of 27.3 in 2004, but mostly from the very substantial improvement in charter rates. The average time charter equivalent rate per vessel for the year 2004 was $28,722 per day compared to $22,633 for the previous year. In mid-January 2004, a VLCC, La Madrina, was acquired and traded throughout the year on the spot market earning an average rate of $78,011. The vessel contributed $31.3 million to revenue during 2004. During the course of 2003, four new Panamax tankers and two Aframaxes were delivered. The additional contribution in 2004 over 2003 to revenue of these six vessels, each operating a full year in 2004, was $33.3 million. The fleet had 97.6% employment compared to 92.9% in the previous year, mainly because of the light dry-docking activity in 2004, (two vessels only compared to nine vessels in 2003).

Commissions

Commissions were $13.1 million, or 4.1% of revenue from vessels, during the year ended December 31, 2004, compared to $11.3 million, which was 4.7% of revenue from vessels, for the year ended December 31, 2003. The savings in commission being primarily due to changes in three charters where brokers’ commission is less, and due to the addition of the La Madrina, acquired in January 2004 and contributing 10% of total revenue at a lower than average commission.

Voyage expenses

Voyage expenses include all our costs, other than operating expenses and commission that are related to a voyage, including port charges, agents’ fees, canal dues and bunker or fuel costs. Voyage expenses were $42.1 million during the year ended December 31, 2004 compared to $48.2 million during the prior year, a 12.6% decrease. This is mainly explained by the fall in total operating days on spot charter and contract of affreightment (under which contracts the owner bears voyage expenses) from 4,372 days in 2003 to 3,287 in 2004, a 24.8% decrease, primarily due to the time-charter of three Suezmaxes which were mostly on spot charter in 2003. However, the overall decrease in voyage costs was offset by further rises in bunker costs during 2004 as a consequence of higher oil prices.

Charter hire expense

Charter hire expense was $24.3 million in 2004 and $13.1 million in 2003, an 85.2% increase. During 2004, three vessels were chartered-in throughout the entire year, Olympia, Cape Baker and Cape Balboa. In 2003, we hired the Olympia for all of the year and another vessel for approximately nine months before it was released. The Cape Baker and Cape Balboa were sold and chartered back in the last quarter of 2003.

Vessel operating expenses

Vessel operating expenses include crew costs, maintenance repairs and spares, stores, lubricants, insurance and sundry expenses such as tonnage tax, registration fees, and communication costs. Total operating costs were $53.9 million during the year ended December 31, 2004 as compared to $49.9 million during year ended December

31, 2003, an increase of 7.9%. This is partly due to an increase in operating days over the previous year of vessels bearing operating expenses (i.e. all vessels except chartered-in and bare-boat chartered out).

Operating expenses per ship per day for the fleet increased from $5,946 for the year ended December 31, 2003 to $6,286 for the year ended December 31, 2004, a 5.7% increase. For the most part, this increase is due to the approximately 13% fall in value of the dollar against the Euro over the year. Approximately a quarter of the Company’s operating expenses are in Euro, mainly in respect to Greek officers on the vessels. Increased insurance costs and extra repairs and spares, and increased cost of lubricants also contributed to increased running costs.

Depreciation

Depreciation was $35.4 million during the year ended December 31, 2004 compared to $32.9 million during the year ended December 31, 2003, an increase of 7.6%, due primarily to the addition in early 2004 of one VLCC at a cost of $51.7 million and the sale of one old Panamax in mid-year. The sale of the Aframax Toula Z towards the end of the year had marginal impact.

Amortization

We amortize the cost of dry-docking and special surveys over the period to the next dry-docking and this amortization is included as part of the normal costs we incur in connection with the operation of our vessels. During the year ended December 31, 2004, amortization of deferred dry-docking charges was $8.8 million as compared to $7.8 million during the year ended December 31, 2003, an increase of 11.7%. A significant amount of dry-docking and special survey work had been undertaken during 2002 and 2003, which resulted in higher amortization.

Management fees

Management fees are the fixed fees per vessel the Company pays to Tsakos Energy Management Ltd. under a management agreement between the companies. From January 1, 2002 to June 30, 2004 each vessel bore a management fee of $15,000 per month, payable by the Company to Tsakos Energy Management Ltd. This was increased to $18,000 per month as from July 1, 2004 for owned vessels and reduced to $12,500 for the three chartered-in vessels. Management fees totaled $5.3 million during the year ended December 31, 2004, compared to $4.5 million for the year ended December 31, 2003, an increase of 19.2%, in line with the increase in available days provided by the newly acquired vessels to the fleet and the increases in fee described above.

General and administrative expenses

General and administrative expenses consist primarily of professional fees, office supplies, advertising costs, directors’ liability insurance, and reimbursement of our directors’ and officers’ travel-related expenses. General and administrative expenses were $3.1 million during the year ended December 31, 2004 compared to $2.4 million during the year ended December 31, 2003, an increase of 28.3% primarily due to additional expenditures relating to investor and public relations, travel, SEC filing fees, legal and audit fees.

The sum of general and administrative expenses plus management fees payable to Tsakos Energy Management represents the overheads of the Company. On a per vessel basis, daily overhead costs increased from $734 in 2003 to $843 in 2004, due to the factors mentioned above. The addition of the new management incentive award in 2004, as described below, increases the daily overhead per vessel to $1,094 for the year ended December 31, 2004.

Management incentive award

In accordance with a revised management agreement between the Company and its managers, dated September 28, 2004, and with the Board of Director’s decision of February 24, 2005, $2.5 million is due as an award to Tsakos Energy Management in achieving for the Company a return on equity for 2004 in excess of 25%.

Amortization of the deferred gain on the sale of vessels

The Company sold two Suezmaxes in a sale and leaseback transaction in the fourth quarter of 2003. The total gain of $15.8 million has been deferred and is being amortized over the five year minimum charter period. The initial part of this amortization amounted to $0.5 million in 2003. During 2004 the annual amortization amounted to $3.2 million.

Gain on the sale of vessels

The Company sold two operating vessels during 2004, the 1981 single-hull Panamax Liberty, for $4.8 million resulting in a capital gain of $0.9 million and the Aframax Toula Z for $45.7 million, resulting in a capital gain of $12.7 million. Total capital gains achieved and accounted for in full within 2004 amounted, therefore, to $13.6 million.

Operating income

Income from vessel operations was $145.5 million during the year ended December 31, 2004 versus $70.7 million during the year ended December 31, 2003, representing a 105.8% increase.

Gain on the sale of non-operating vessels

The Company sold one newly constructed vessel on delivery during 2004, the Delos for $35.7 million resulting in a capital gain of $7.8 million.

Net interest and finance costs

Net interest and finance costs decreased from $12.4 million during the year ended December 31, 2003 to $10.1 million during the year ended December 31, 2004, an 18.1% decrease. Actual loan interest costs decreased from $16.6 million in 2003 to $15.6 million in 2004, a 6.1% decrease. This was partly because total average bank loans fell to approximately $436 million for 2004 compared to $473 million for 2003, a decrease of 7.8%. The average interest rate for 2004 borne on the Company’s loans (taking into account interest payable on interest rate swaps) was approximately 3.5% compared to 3.2% for 2003.

There was a positive movement of $3.7 million in the fair value (mark-to-market) of the remaining two non-hedging interest rate swaps in 2004, which is accounted for through the income statement and is included as part of interest costs. These two swaps reached the end of their respective periods in July 2004. However, a swap which had been designated as a cash flow hedge at the beginning of the year, was de-designated on the repayment of the related loan and the total negative change in fair value accumulated to the loan repayment date, plus further negative valuations to the end of the year, totaling together $1.2 million, were also accounted for as part of interest costs, bringing the total positive movement in the fair value of financial instruments, including reclassification adjustments from other comprehensive income, to $2.5 million compared to a positive movement of $3.5 million in 2003.

Capitalized interest in 2004 was $2.7 million compared to $0.8 million in the previous year, the increase being due to further vessels being ordered and the total amount of installments being paid amounting to $113.6 million in 2004 compared to $32.3 million in 2003.

Interest income

Interest income was $0.8 million during 2004 as compared to $0.4 million during the year ended December 31,2003, due to slightly higher deposit interest rates in 2004 compared to 2003, and higher average bank deposits.

Joint venture income

During the year ended December 31, 2003, the share of net income due to the Company from the joint venture, LauriTen Ltd., was $0.6 million. The joint-venture ended on August 31, 2003.

Net income

As a result of the foregoing, net income for the year ended December 31, 2004 was $143.3 million, or $7.53 per share, basic, versus $3.45 per share, basic, during the year ended December 31, 2003, an increase of 118%.

Liquidity and Capital Resources

Our liquidity requirements relate to servicing our debt, funding the equity portion of investments in vessels, funding working capital and controlling fluctuations in cash flow. Net cash flow generated by continuing operations is our main source of liquidity. Apart from the possibility of securing further equity, additional sources of cash include proceeds from asset sales and borrowings, although all borrowing arrangements to date have specifically related to the acquisition of vessels.

We believe that, unless there is a major and sustained downturn in market conditions, our financial resources are sufficient to meet our liquidity needs through January 1, 2008, taking into account both our existing capital commitments and the minimum debt service requirements as defined by our bank loan covenants.

Working capital (non-restricted net current assets) amounted to approximately $99.9 million at December 31, 2005 compared to approximately $73.3 million as at December 31, 2004. Current assets increased from $156.3 million at December 31, 2004 to $191.7 million at December 31, 2005 primarily due to the increased cash balances (including restricted cash) rising from $118.4 million as at December 31, 2004 to $146.0 million as at December 31, 2005 and due to increased investments. Current liabilities increased from $81.5 million at December 31, 2004 to $91.5 million at December 31,2005 due mainly to increases in the current portion of the long term debt and accrued liabilities. These increases were offset partially by decreases in accounts payable.

Net cash provided by operating activities was $146.9 million in the year ended December 31, 2005 compared to $153.6 million in the previous year, a 4.4% decrease. The decrease is mainly due to modest fall in revenue and higher dry-docking expenses.

Expenditure on dry-dockings is deducted from net income to calculate cash generated by operating activities. Total expenditure during 2005 on dry-dockings amounted to $9.3 million compared to $3.6 million in 2004. In the previous year there was only one complete dry-docking, relating to the Aframax Tamyra. In 2005, dry-dockings relating to special surveys were preformed on the three sister Panamaxes, Bregen, Hesnes and Victory III.

Net cash used in investing activities was $109.0 million for the year 2005, compared to $92.7 million for the year 2004. As in 2004, almost all the use of cash in 2005, amounting to $246.1 million, relates to the ongoing new-building program, although 2004 included the acquisition of the VLCC La Madrina. During 2005, an amount of $173.8 million was paid for five vessels delivered in the year, the Suezmaxes Eurochampion 2004 and Euronike, the product carriers Didimon and Dionisos and the Aframax Hull Number H-1224 (which was immediately sold on delivery). Also, $ 1.6 million was expended on upgrading the Victory III (ballast tank coatings) while in dry-docking. A further $70.7 million was expended as advances (contract installments, construction supervisory fees and interest capitalized) for vessels under construction, specifically four Suezmaxes (of which two were delivered in January and February 2006), two Aframaxes (expected delivery May and August 2007), four Handysize product carriers ordered from Hyundai MIPO (expected delivery June 2006, October 2006, March 2007, May 2007) and one LNG carrier (expected delivery January 2007).

Within 2005 the Company entered into one contract to construct an Aframax, bringing the total number of vessels on order as at December 31, 2005 to eleven (see below section on fleet development). Including the Archangel (contract price of $52.1 million and delivered in January 2006), and the Alaska (contract price of $52.1 million and delivered in February 2006), the anticipated payment schedule on these vessels, which is subject to change if there are delays or advanced work, is as follows (amounts in $ million):

	Prior to 2005	2005	2006	2007	Total
Quarter 1		4.7	78.9	173.1
Quarter 2		29.2	47.1	88.6
Quarter 3		6.0	17.5	41.0
Quarter 4		23.2	32.7	0

Total Year	76.3	63.1	176.2	302.7	618.3

In 2005, the Company sold the 1981 built Aframax Panos G for $ 9.8 million, the 1985 built Handymax tanker Pella for $ 12.4 million, the 1984 built Handymax tanker Dion for $ 11.5 million, the 1983 built Aframax Tamyra for $10.4 million and the 2005 built product carrier Dionisos for $48.0 million. The Company sold, on delivery, the newly constructed aframax tanker H-1224 for $ 71.2 million. In 2004, net sale proceeds from the sale of the product carrier Delos, the Panamax Liberty and the Aframax Toula Z amounted to $83.6 million in total. Net proceeds from sale of vessels amounted to $157.2 million in 2005.

In addition to the $5.0 million placed by the Company in 2004 in each of two separate structured notes, the Company in 2005 placed another $5 million in a further three-year capital guaranteed structured note and $10 million in a short-term commodity linked structured note. In addition, the Company purchased, for $5 million, convertible bonds in a publicly quoted company. In 2005, one of the structured notes acquired in 2004 was sold at a gain. In 2006, we sold at a gain the commodity linked note and one of the capital guaranteed structured notes.

Net cash used in financing activities was $9.1 million in 2005 compared to $30.8 million net cash in 2004. Proceeds from new bank loans in 2005 amounted to $330.7 million compared to $40.0 million in the previous year. Prepayments of debt amounted to $231.8 million and scheduled repayments to $30.5 million in 2005 compared to total loan repayments of $127.5 million in 2004. In May 2004, an equity offering of 2,875,000 common shares on the New York Stock Exchange raised a net $80.1 million after all related costs and expenses. There was no equity offering in 2005.

During 2005, three share buy-back programs were announced with an authorized amount of $68.5 million in total. During 2005, the Company purchased 1,016,790 shares in the open market in a buy-back program at a cost of approximately $37.8 million. The transactions were open market-based through the New York Stock Exchange with a maximum price set by the Board of Directors. The shares were immediately deemed cancelled on purchase in accordance with the Company’s bye-laws and Bermudan legislation. A further 108,500 shares have been bought to date in 2006 at a cost of $3.9 million. No shares were repurchased within 2004. During 2005, the staff of the Tsakos Group exercised 18,449 share options providing $0.2 million in exercise proceeds compared to 2004 in which year, 18,000 share options at $10 each and another 130,913 options at $12 each which, in total, provided $1.8 million in exercise proceeds.

A cash dividend of $0.95 per common share was paid in April 2005 representing the final dividend for the fiscal year 2004 and a $1.00 per common share dividend was paid in November 2005 as the first dividend for the fiscal year 2005. In total, the cost of two dividends amounted to $38.5 million compared to $22.7 million paid in dividends in 2004. A further dividend for the fiscal year 2005 has been declared of $1.10 per common share, to be paid on April 27, 2006. The dividend policy of the Company is to pay between 25% and 50% of the net income in any given year, payable in two installments, the first prior to the end of the year based on estimated earnings and cash requirements, and the final portion in the early part of the following year based on final earnings and cash requirements. The payment and the amount is subject to the discretion of our board of directors and depends, among other things, on available cash balances, anticipated cash needs, our results of operations, our financial condition, any loan agreement restrictions binding us or our subsidiaries, as well as other relevant factors.

Investment In Fleet and Related Expenses

We operate in a capital-intensive industry requiring extensive investment in revenue-producing assets. We raise the funds for investments in newbuildings mainly from borrowings and partly out of internally generated funds. Newbuilding contracts generally provide for multiple staged payments of 5% to 10%, with the balance of the vessel purchase price paid upon delivery. For the equity portion of an investment in a newbuilding or a second-hand vessel the Company usually pays from its own cash approximately 30% of the contract price. Repayment of the debt incurred to purchase the vessel is made from vessel operating cash flow, typically over eight to twelve years, compared to the vessel’s asset life of approximately 25 years.

As of December 31, 2005, we were committed to eleven newbuilding orders totaling approximately $618.3 million, of which $139.4 million had been paid by December 31, 2005. During the first quarter of 2006, the Company has made further very substantial investments in vessels. It has acquired a VLCC and a product carrier, plus the contracts for two IB ice-class product carriers from the Tsakos Group at a total price of $219 million (of which $52.7 million will be payable to the construction yard where the two contracts are placed). The VLCC, La Prudencia, was delivered to the Company in January 2006 at a cost of $86.0 million. The two contracts were also paid for in January at a cost of $35.2 million for the product carriers to be delivered in May and August 2007. The product carrier Delphi will be handed over to the Company during May at a total cost of $45.1 million.

In March the Company announced the acquisition of six 2005 built 1A ice-class MR product carriers to be delivered at the end of April 2006 and newbuilding contracts for three 1A ice-class LR product carriers to be delivered in May, August and October 2006, respectively. The total price is $530.0 million of which $44.3 million has been paid as a deposit. In addition, the Company has signed contracts for the construction of two more DNA design Aframaxes from Sumitomo of Japan at a price of $58.9 million each for delivery in 2008.

Taking into account that two of the eleven newbuildings in progress at December 31, 2005 have now been delivered, the new contracts purchased or signed since then brings the total number of newbuildings in progress to sixteen with a total price of $937.5 million, of which $188.6 million has been paid to date.

Debt

As is customary in our industry, we anticipate financing the majority of our commitments on the newbuildings with bank debt. Usually we raise at least 70% of the vessel purchase price with bank debt. As of December 31, 2005, we had available unused loan amounts totaling $827.2 million, which is intended for the refinancing of existing debt and to finance the delivery installments of vessels under construction due in 2006 to 2008. Furthermore, as of March 15, 2006, we were in the process of finalizing financing arrangements relating to our recently announced additional vessel acquisitions.

Summary of Loan Movements Throughout 2005:

Loan	Vessel	Balance at January 1, 2005 (in millions)	New Loans (in millions)	Repaid (in millions)	Balance at December 31, 2005 (in millions)
Syndicated credit facility	15 vessels	$110.1	$0	$110.1	$0
Syndicated credit facility	Millennium	41.5	0	3.7	37.8
12-year term loan	Opal Queen	26.1	0	1.7	24.4
10-year term loan	Silia T.	28.6	0	28.6	0
10-year term loan	Maya, Inca	49.0	0	4.0	45.0
10-year term loan	Aztec	23.5	0	1.6	21.9
10-year term loan	Parthenon	24.0	0	1.5	22.5
10-year term loan	Andes	24.5	0	24.5	0
8-year term loan	La Madrina	37.8	0	37.8	0
10-year term loan	Didimon	0	26.3	26.3	0
10-year term loan	Dionisos	0	21.3	21.3	0
Credit facility	La Madrina plus 7 vessels Eurochampion 2004,	0	125.0	0	125. 0
Credit facility	Euronike Silia T., Andes,	0	82.7	1.2	81.5
Credit facility	Didimon	0	75.4	0	75.4
Total		$365.1	$330.7	$262.3	$433.5

On December 28, 2005 a further facility was agreed for a total amount of $220.0 million to refinance the loans on the Maya and Inca and provide finance for future acquisitions No amount had been drawn on this facility by December 31, 2005. Total undrawn amounts relating to the all existing facilities, including an undrawn facility relating to the vessels Triathlon and Marathon, amounted to $827.2 million as at December 31, 2005.

As a result of such financing activities, long-term debt increased in 2005 by a net amount of $68.4 million, compared to a net decrease of $87.5 million in 2004. The debt to capital ratio was approximately 41.7% by December 31, 2005 or, in net terms, 32.2%, virtually unchanged from the previous year-end. Interest rate swap instruments (excluding de-designated swaps) cover approximately 78% of the outstanding debt at December 31, 2005.

In January 2006, the Company drew $131.3 million on the facility arranged on December 28, 2005 and refinanced the loans on the Maya and Inca and provided funds to partially finance the acquisition of the VLCC La Prudencia. In addition, loans of $38.0 million each were obtained to partially finance the vessels Archangel and Alaska on their delivery in January and February 2006, respectively.

As at December 31, 2005, total debt outstanding was $433.5 million. Annual principal payments scheduled from January 1, 2006, are as follow (these may change depending on drawings on credit facilities, prepayments and new loan arrangements):

Year	Principal Payments (in millions)
2006	$51.5
2007	13.7
2008	13.7
2009	13.7
2010	21.5
2011 and thereafter	319.4

Total	$433.5

Off-Balance Sheet Arrangements

None.

Contractual Obligations as of December 31, 2005:

		Payments due by period (in millions)
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Long-Term Debt Obligations	$433.5	$51.5	$27.5	$35.1	$319.4
Long-Term Debt Obligations (drawdowns January and February 2006)	$207.4	$12.4	$29.6	$29.6	$135.7
Capital (finance) Lease Obligations	—	—	—	—	—
Operating Lease Obligations	$61.3	$24.5	$36.8	—	—
Purchase Obligations (newbuildings)	$478.9	$176.2	$302.7	—	—
Purchase Obligations (from January- March 2006 newbuildings and acquisitions)	$866.8	$722.8	$144.0	—	—
Other Long-Term Liabilities	—	—	—	—	—
Management Fees (based on existing fleet plus contracted future deliveries as at December 31, 2005)	$64.4	$7.1	$15.2	$15.2	$26.9

As at March 15, 2006, financing amounting to $364 million was available for 11 future deliveries (including the product carrier Delphi). Drawdowns under these arrangements are $80 million in 2006 (after March 15) and $284 million in 2007. Terms for the partial financing (totaling approximately $370 million) of six ice-class product carriers plus three contracts for ice-class product carriers, all for delivery in 2006, were under discussion as at March 15, 2006. Arrangements have not yet been finalized for an LNG carrier Aframax to be delivered in 2007 and two Aframaxes to be delivered in 2008.

Under the terms of the management agreement between the Company and Tsakos Energy Management, the Company may terminate the agreement only under specific circumstances, such as breach of contract by the manager and change of control in the shareholding of the manager without the prior approval of the Company’s Board. Future management fees payable under this management agreement are shown above as contractual obligations relating to those vessels in existence and under construction as at December 31, 2005 only.

Item 6.	Directors, Senior Management and Employees

The following table sets forth, as of March 15, 2006, information for each of our directors and senior managers.

Name	Age	Positions	Year First Elected
D. John Stavropoulos	73	Chairman of the Board of Directors	1994
Nikolas P. Tsakos	42	President, Chief Executive Officer and Director	1993
Michael G. Jolliffe	56	Deputy Chairman of the Board of Directors	1993
George V. Saroglou	41	Chief Operating Officer and Director	2001
Paul Durham	55	Chief Financial Officer	—
Torben Janholt	59	Director	2002
Peter Nicholson	72	Director	1993
Francis T. Nusspickel	65	Director	2004
William O’Neil	78	Director	2004
Antonio Taragoni	75	Director	1993

Certain biographical information about each of these individuals is set forth below.

D. JOHN STAVROPOULOS

CHAIRMAN

Mr. Stavropoulos served as Executive Vice President and Chief Credit Officer of The First National Bank of Chicago and its parent, First Chicago Corporation, before retiring in 1990 after 33 years with the bank. He chaired the bank’s Credit Strategy Committee, Country Risk Management Council and Economic Council. His memberships in professional societies have included Robert Morris Associates (national director), the Association of Reserve City Bankers and the Financial Analysts Federation. Mr. Stavropoulos was appointed by President George H.W. Bush to serve for life on the Presidential Credit Standards Advisory Committee. Mr. Stavropoulos was a director of CIPSCO from 1979 to 1992, an instructor of Economics and Finance at Northwestern University from 1962 to 1968, serves as a life member on the Alumni Advisory Board of the Kellogg School of Management and is a Chartered Financial Analyst.

NIKOLAS P. TSAKOS

PRESIDENT

Mr. Tsakos has been President, Chief Executive Officer and a director of the Company since inception. Mr. Tsakos is the sole shareholder of Tsakos Energy Management. He has been involved in ship management since 1981 and has seafaring experience of 36 months. He is President of the Hellenic Marine Environment Protection Agency (HELMEPA). Mr. Tsakos is a member of the council of the Independent Tanker Owners Association (INTERTANKO), a board member of the Union of Greek Shipowners (UGS), a council member of the board of the Greek Shipping Co-operation Committee (GSCC) and a council member of the American Bureau of Shipping (ABS), Bureau Veritas (BV) and of the Greek Committee of Det Norske Veritas (DNV). Mr. Tsakos is a member of the Board of Directors of DryShips Inc., an owner and operator of dry-bulk carriers, whose shares of common stock are listed on the Nasdaq National market. He graduated from Columbia University in New York in 1985 with a degree in Economics and Political Science and obtained a Masters Degree in Shipping, Trade and Finance from the City of London University Business School in 1987. Mr. Tsakos served as an officer in the Hellenic Navy in 1988.

MICHAEL G. JOLLIFFE

DEPUTY CHAIRMAN

Mr. Jolliffe is Vice-Chairman of both Klonatex S.A. and Naoussa Spinning Mills SA., two companies quoted on the Athens Stock Exchange that together form the third largest integrated textiles company in Europe. Mr. Jolliffe is Deputy Chairman of Lannet, a telephone company quoted on the Athens Stock Exchange. He is also Chairman of StealthGas Inc, a shipping company with a fleet of LPG ships quoted on the Nasdaq National Market. From 1997 until March 2004, he was a director of Royal Olympic Cruise Lines Inc. (Nasdaq: ROCLF). Royal Olympic Cruise Lines, Inc. has filed for bankruptcy protection. Mr. Jolliffe is also Chairman of Wigham-Richardson Shipbrokers Ltd., one of the oldest established shipbroking companies in the City of London, and of Shipping Spares Repairs and Supplies Ltd., an agency company based in Piraeus, Greece. Additionally, Mr. Jolliffe is the President of Eurotrans Hermes Hellas S.A., the Greek agent for various manufacturers of trams, buses and trains. Mr. Jolliffe is also the Joint President of Hanjin Eurobulk Ltd., a joint venture between Hanjin Shipping Co., Ltd., of Seoul, Korea and Wigham-Richardson Shipbrokers Ltd.

GEORGE V. SAROGLOU

CHIEF OPERATING OFFICER

Mr. Saroglou serves as Chief Operating Officer and director of the Company. Mr. Saroglou is a shareholder and director of Pansystems S.A., a leading Greek information technology systems integrator, where he also worked from 1987 until 1994. From 1995 to 1996 he was employed in the Trading Department of the Tsakos Group. He graduated from McGill University in Canada in 1987 with a Bachelors Degree in Science (Mathematics).

PAUL DURHAM

CHIEF FINANCIAL OFFICER

Mr. Durham joined the Tsakos Group in 1999 and has served as our Chief Financial Officer and Chief Accounting Officer since June 2000. Mr. Durham is a United Kingdom Chartered Accountant. From 1989 through 1998, Mr. Durham was employed with the Latsis Group, a shipping, refinery and banking enterprise, becoming Financial Director of Shipping in 1995. From 1983 to 1989, Mr. Durham was employed by RJR Nabisco Corporation, serving as audit manager for Europe, Asia and Africa until 1986 and then as financial controller of one of their United Kingdom food divisions. Mr. Durham worked with Ernst & Young (London and Paris) from 1972 to 1979 and Deloitte & Touche (Chicago and Athens) from 1979 to 1983.

TORBEN JANHOLT

DIRECTOR

Mr. Janholt has been President and Chief Executive Officer of J. Lauritzen A/S, a major Danish ship-owning and trading company, since 1998. Between 1995 and 1998 he was Director OTS of the United Nations World Food Programme based in Rome. In 1992, he took a position as director with the Armada A/S shipping group. Prior to 1992, Mr. Janholt held various senior positions within the Lauritzen Group, including Managing Director of Lauritzen Naval Madrid from 1990 to 1992 and Senior Vice President of J. Lauritzen USA Inc. New York from 1982 to 1989. Mr. Janholt is either Chairman or a board member for various companies in the J. Lauritzen Group and Chairman of the Danish Shipowners Association. Mr. Janholt is also a member of the executive committee of the International Chamber of Shipping and a member of the Board of the European Community Shipowners Association.

PETER NICHOLSON

DIRECTOR

Mr. Nicholson is trained as a naval architect and spent the majority of his professional career with Camper & Nicholson Limited, the world-famous yacht builder. He became Managing Director of the firm and later, Chairman. When Camper & Nicholson merged with Crest Securities to form Crest Nicholson Pic in 1972, Mr. Nicholson became an executive director, a role he held until 1988 when he became a non-executive in order to pursue a wider range of business interests. Since that time, he has been a non-executive director of Lloyds TSB Group Pic (from 1990 to 2000) and Chairman of Carisbrooke Shipping Pic (from 1990 to 1999). He was a director of various companies in the Marsh Group of insurance brokers and remained a consultant to the company until recently. He has served on the boards of a variety of small companies, has been active in the administration of the United Kingdom marine industry and is a trustee of the British Marine Federation. He is a Younger Brother of Trinity House. He was Chairman of the Royal National Lifeboat Institution from 2000 to 2004 and is a trustee of the International Lifeboat Federation.

FRANCIS T. NUSSPICKEL

DIRECTOR

Mr. Nusspickel is a retired partner of Arthur Andersen LLP with 35 years of public accounting experience. He served as a member of Arthur Andersen’s Transportation Industry Group and worldwide Industry Head for the Ocean Shipping segment. His responsibilities included projects for mergers and acquisitions, fraud investigations, arbitrations and debt and equity offerings. He was President of the New York State Society of Certified Public Accountants from 1996 to 1997, a member of the AICPA Council from 1992 to 1998, and is presently Chairman of the Professional Ethics Committee of the New York State Society of Certified Public Accountants. Mr. Nusspickel is also a Director of Symmetry Medical Inc., a New York Stock Exchange listed medical device manufacturer.

WILLIAM O’ NEIL

DIRECTOR

Mr. O’Neil is Secretary-General Emeritus of the International Maritime Organization, the United Nations agency concerned with maritime safety and the prevention of pollution from ships. He was first elected Secretary-General of the IMO in 1990 and was re-elected four times, remaining Secretary-General until the end of 2003. Mr. O’Neil has served in various positions with the Canadian Federal Department of Transport and subsequently held senior positions during the construction and operation of the St. Lawrence Seaway Authority. He was appointed the first Commissioner of the Canadian Coast Guard where he served from 1975 until 1980 and then became President and Chief Executive Officer of the St. Lawrence Seaway Authority for ten years. Mr. O’Neil originally represented Canada in 1972 at the IMO Council, later becoming Chairman of the IMO Council in 1980. In 1991, he became Chancellor of the World Maritime University, Malmo, Sweden and Chairman of the Governing Board of the International Maritime Law Institute in Malta. In 2004 Mr. O’Neil was elected as President of the Institute of Chartered Shipbrokers and was appointed President of Videotel Marine International, both of which are engaged in the training of seafarers. He is a fellow of the Royal Academy of Engineering and the Chairman of the Advisory Board of the Panama Canal Authority.

ANTONIO TARAGONI

DIRECTOR

Mr. Taragoni has been involved in the shipping industry since 1955, initially with Ballestrero, Tuena and Canepa. In 1961, he founded and is President of Nolarma Noleggi & Armamento Sri, presently one of the largest Italian ship agents. This company has much experience in ship management. Mr. Taragoni is also the Founder and President of Nolarma Tankers Sri, a large Italian tanker shipbroking firm. He was a Council Member of Intertanko from 1973 to 1995 and a Council Member of Porto Petroli SpA of Genoa from 1975 to 1996.

Board of Directors

In accordance with our Bye-laws, the Board has specified that the number of directors will be set at no less than five nor more than fifteen. At December 31, 2005, following the retirement of Mr. A. Plakopitas as of that date, we had nine members on our Board. Under the Company’s Bye-laws, one third (or the number nearest one third) of the Board (with the exception of any managing director) retires by rotation each year. The Bye-laws require that the one third of the directors who retire by rotation be those who have been in office the longest. The Bye-laws specify that where the directors to retire have been in office for an equal length of time, those who retire are to be determined by lot (unless they agree otherwise among themselves).

During the fiscal year ended December 31, 2005, the full Board held four meetings. With the exception of one absence by Mr. Jolliffe, each director attended all of the meetings of the Board and meetings of committees of which the director was a member. The foundation for the Company’s corporate governance is the Board’s policy that a substantial majority of the members of the Board should be independent. With the exception of the two Executive Directors (Mr. Nikolas P. Tsakos and Mr. George V. Saroglou) the Board believes that none of the other directors (Messrs. Janholt, Jolliffe, Nicholson, Nusspickel, O’Neil, Stavropoulos and Taragoni) currently have a material relationship with the Company directly or indirectly or any relationship that would interfere with the exercise of their independent judgment as directors of the Company.

The Board made its determination of independence in accordance with its Corporate Governance Guidelines, which specifies standards and a process for evaluating director independence. The Guidelines provide that:

•	A director cannot be independent if he or she fails to meet the objective requirements as to “independence” under the new New York Stock Exchange listing standards.

•	If a director meets the objective New York Stock Exchange standards, he or she will be deemed independent, absent unusual circumstances, if in the current year and the past three years the director has had no related-party transaction or relationship with the Company or an “interlocking” relationship with another entity triggering disclosure under the SEC disclosure rules.

•	If a director who meets the objective New York Stock Exchange independence requirements either has had a disclosable transaction or relationship or the Corporate Governance, Nominating and Compensation Committee requests that the Board consider any other circumstances in determining the director’s independence, the Board will make a determination of the director’s independence.

To promote open discussion among the independent directors, those directors met three times in 2005 in regularly scheduled executive sessions without participation of the Company’s management and will continue to do so in the remainder of 2006 and in 2007. Mr. Stavropoulos has served as the Presiding Director for purposes of these meetings.

Corporate Governance

The Board and the Company’s management have engaged in an ongoing review of our corporate governance practices in order to oversee our compliance with the applicable corporate governance rules of the New York Stock Exchange and the SEC.

The Company has adopted a number of key documents that are the foundation of its corporate governance, including:

•	a Code of Ethics;

•	a Corporate Governance, Nominating and Compensation Committee Charter; and

•	an Audit Committee Charter.

These documents and other important information on our governance, including the Board’s Corporate Governance Guidelines, are posted in the “Investor Relations” section of the Tsakos Energy Navigation Limited website, and may be viewed at http://www.tenn.gr. We will also provide any of these documents in hard copy upon the written request of a shareholder. Shareholders may direct their requests to the attention of Investor Relations, c/o George Saroglou or Paul Durham, Tsakos Energy Navigation Limited, 367 Syngrou Avenue, 175 64 P. Faliro, Athens Greece.

The Board has a long-standing commitment to sound and effective corporate governance practices. The Board’s Corporate Governance Guidelines address a number of important governance issues such as:

•	Selection and monitoring of the performance of the Company’s senior management;

•	Succession planning for the Company’s senior management;

•	Qualifications for membership on the Board;

•	Functioning of the Board, including the requirement for meetings of the independent directors; and

•	Standards and procedures for determining the independence of directors.

The Board believes that the Corporate Governance Guidelines and other governance documents meet current requirements and reflect a very high standard of corporate governance.

Committees of the Board

The Board has established an Audit Committee, a Corporate Governance, Nominating and Compensation Committee, a Chartering Committee, a Capital Markets Committee and a Risk Committee.

Audit Committee

The members of the Audit Committee are Messrs. Jolliffe, Nicholson, Nusspickel and Stavropoulos, each of whom is an independent Director. Mr. Nusspickel was elected Chairman of the Audit Committee following the February 22, 2005 Audit Committee Meeting. The Audit Committee is governed by a written charter, which is approved and annually reviewed by the Board. The Board has determined that the members of the Audit Committee meet the applicable independence requirements of the U.S. Securities and Exchange Commission (the “SEC”) and the New York Stock Exchange, that all members of the Audit Committee fulfill the requirement of being financially literate and that Messrs. Nusspickel and Stavropoulos are audit committee financial experts as defined under current SEC regulations. The Audit Committee is responsible for, among other things:

•	engaging the Company’s external and internal auditors;

•	approving in advance all audit and non-audit services provided by the auditors;

•	approving all fees paid to the auditors;

•	reviewing the qualification and independence of the Company’s external auditors;

•	reviewing the Company’s relationship with external auditors, including considering audit fees which should be paid as well as any other fees which are payable to auditors in respect of non-audit activities, discussing with the external auditors such issues as compliance with accounting principles and any proposals which the external auditors have made vis-a-vis the Company’s accounting principles and standards and auditing standards;

•	overseeing the Company’s financial reporting and internal control functions;

•	overseeing the Company’s whistleblower’s process and protection; and

•	overseeing general compliance with related regulatory requirements.

During 2005 there were three meetings of the Audit Committee.

Corporate Governance, Nominating and Compensation Committee

In February 2004, the Board resolved to combine its Nominating and Corporate Governance Committee and its Compensation Committee. The members of the Corporate Governance, Nominating and Compensation Committee are Messrs. Janholt, Jolliffe, Nicholson, Nusspickel, O’Neil, Stavropoulos and Taragoni, each of whom is an independent Director. Mr. Nicholson is Chairman of the Committee and during recent meetings has requested Mr. Stavropoulos to serve as the Presiding Director of the Corporate Governance, Nominating and Compensation Committee. The Corporate Governance, Nominating and Compensation Committee is appointed by the Board and is responsible for:

•	assisting the Board and the Company’s management to establish and maintain a high standard of ethical principles;

•	insuring appropriate independence of directors under New York Stock Exchange and SEC rules;

•	identifying and nominating candidates for election to the Board and appointing the Chief Executive Officer and the Company’s senior management team;

•	designing the compensation structure for the members of the Board and its various committees, and

•	designing and overseeing the long-term incentive compensation program of the Company.

During 2005, there were three meetings of the Corporate Governance, Nominating and Compensation Committee.

Capital Markets Committee

The members of the Capital Markets Committee are Messrs. Jolliffe, Tsakos and Stavropoulos. Mr. Jolliffe is Chairman of the Capital Markets Committee. The Capital Markets Committee assists the Board and the Company’s management regarding matters relating to the raising of capital in the equity and debt markets, relationships with investment banks, communications with existing and prospective investors and compliance with related regulatory requirements.

Risk Committee

The members of the Risk Committee are Messrs. Nicholson, Stavropoulos, Tsakos, and our chief financial officer, Mr. Durham. Mr. Stavropoulos is Chairman of the Risk Committee. The primary role of the Risk Committee is to assist the Board and the Company’s management regarding matters relating to insurance protection coverage of physical assets, third party liabilities, contract employees, charter revenues and officer and director liability. The Risk Committee also assists in the development and maintenance of commercial banking and other direct lender relationships, including loans and, when appropriate, interest rate hedging instruments.

Chartering Committee

The members of the Chartering Committee are Messrs. Stavropoulos, Taragoni and Tsakos. Mr. Taragoni is Chairman of the Chartering Committee. The Chartering Committee assists the Board and the Company’s management regarding the strategies of fleet employment, fleet composition and the general structuring of charter agreements.

Compensation

We pay no compensation to our senior management or to our directors who are senior managers. We have no salaried employees. For the year ended December 31, 2005, the aggregate compensation of all of the members of the Board was approximately $505,000, as per the following fee allocation which was approved by the shareholders of the Company in 2004:

•	Service on the Board - $45,000

•	Service on the Audit Committee - $15,000

•	Service on the Capital Markets Committee - $10,000

•	Service as Chairman of the Audit Committee - $15,000

•	Service as Chairman of the Capital Markets Committee - $10,000

•	Service as Chairman of the Board - $25,000

Our senior managers are compensated by Tsakos Energy Management, which receives a management fee per month for each of our ships. See “Management and Other Fees” in Item 7 of this Annual Report for more information on the management fees we paid for the year ended December 31, 2005.

The Company’s senior management received compensation directly from the Company in the form of options. The last options to purchase our common shares were granted on July 17, 2001 with an exercise price of $12. These were all fully vested by August 22, 2001 with an expiration date of July 17, 2006. We do not provide benefits for directors upon the termination of their service with us.

The Corporate Governance, Nominating and Compensation Committee devised in 2004 a management incentive program for Tsakos Energy Management based on the return on equity (R.O.E.) measured on year beginning book value per share and basic earnings per share for the year. US GAAP accounting defines the value of the components. The incentive award scale is:

R.O.E	Amount of award
Above
15.0%	$1.00 million
17.5%	$1.25 million
20%	$1.60 million
22.5%	$2.00 million
25%	$2.50 million

For the operations of 2005, Tsakos Energy Management has earned an award of $2.5 million, which will be distributed to the senior personnel of Tsakos Energy Management and Tsakos Shipping whose performance was critical in achieving a return of equity of 32%. The ultimate award of the management incentive award is always at the sole discretion of the Company’s Board of Directors. The 2005 award was approved by the Company’s Board of Directors on February 28, 2006.

In September, 2005, the Corporate Governance, Nominating and Compensation Committee revised the incentive award scale, effective from January 1, 2006, as follows:

R.O.E	Amount of award
Above
15.0%	$1.25 million
17.5%	$1.75 million
20%	$2.25 million
22.5%	$2.75 million
25%	$3.50 million

Employees

We have no salaried employees. Approximately 550 officers and crew members served on board the vessels we own as of December 31, 2005, but are employed by our technical managers.

Share ownership

The common shares beneficially owned by our directors and senior managers and/or companies affiliated with these individuals are disclosed in “Item 7. Major Shareholders and Related Party Transactions” below.

Stock compensation plans

We have two stock compensation plans, the 1998 Stock Option Plan (the “1998 Plan”), which was adopted in June 1998, and the Tsakos Energy Navigation Limited 2004 Incentive Plan (the “2004 Plan”), which was adopted by our Board and approved by our shareholders at the 2004 Annual Meeting of shareholders. The 1998 Plan and 2004 Plan permit us to grant equity awards to our directors and officers or the directors, officers and employees of Tsakos Energy Management, our manager, and Tsakos Shipping, our technical manager.

1998 Plan. The purpose of the 1998 Plan is to provide incentives to those people who are capable of influencing the development, or contributing to the success, of our business. Up to 450,000 common shares may be issued under the 1998 Plan. As at December 31, 2002, a total of 163 persons, consisting of directors and officers of the Company, and directors, officers and employees of Tsakos Energy Management and Tsakos Shipping, held options to purchase 450,000 common shares under the 1998 Plan. In August 2001, all outstanding stock options under the 1998 Plan were vested and all company performance conditions to the exercise of such options were removed by the board of directors. During 2003, holders of options to acquire an aggregate of 269,000 common shares at $10 per share exercised the options held by them. The weighted average exercise price for the outstanding options at December 31, 2004 and at December 31, 2005 was $12.0. During 2005, holders of options to acquire an aggregate of 0 shares (18,000 shares in 2004) at $10 per share and 18,449 shares (130,913 common shares in 2004) at $12 per share exercised the options held by them.

As of March 15, 2006, there are 12,638 unexercised options to purchase common shares at $12 per share under the 1998 Plan. Such options must be exercised on or before June 2006. These options will continue to be governed by the 1998 Plan. No further options will be granted under the 1998 Plan.

2004 Plan. The purpose of the 2004 Plan is to provide a means to attract, retain motivate and reward our present and prospective directors, officers and consultants of the Company and its subsidiaries and the employees of the management companies providing administrative, commercial, technical and maritime services to, or for the benefit of, the Company, its subsidiaries and their vessels by increasing their ownership in our Company. Awards under the 2004 Plan may include options to purchase our common shares, restricted share awards, other share-based awards (including share appreciation rights granted separately or in tandem with other awards) or a combination thereof. As of the date of this annual report, no awards have been granted under the 2004 Plan.

The 2004 Plan will be administered by our Corporate Governance, Nominating and Compensation Committee or a special committee designated by our Board. Such committee will have the authority, among other things, to: (i) select the present or prospective directors, officers, consultants and other personnel entitled to receive awards under the 2004 Plan; (ii) determine the form of awards, or combinations of awards; (iii) determine the number of shares covered by an award; and (iv) determine the terms and conditions of any awards granted under the 2004 Plan, including any restrictions or limitations on transfer, any vesting schedules or the acceleration of vesting schedules and any forfeiture provision or waiver of the same. The exercise price at which our common chares may be purchased pursuant to the grant of an option under the 2004 Plan is the fair market value (as defined in the 2004 Plan) of our common shares on the date of grant of the option.

The 2004 Incentive Plan authorizes the issuance of up to 500,000 shares in the form of grants or options. The common shares that may be issued under the 2004 Plan are in addition to the common shares that may be issued under the 1998 Plan. It is the intent of the Board for grants under the 2004 Plan of up to 300,000 shares to be made by September 30, 2006, of which up to 10,000 shares shall be awarded to the independent directors in the aggregate.

Item 7.	Major Shareholders and Related Party Transactions.

It is our policy that transactions with related parties are entered into on terms no less favorable to us than would exist if these transactions were entered into with unrelated third parties on an arm’s length basis. Tsakos Energy Management has undertaken to ensure that all transactions with related parties are reported to the board of directors. Under the management agreement, any such transaction or series of transactions involving payments in excess of $100,000 and which is not in the ordinary course of business requires the prior consent of the board of directors. Transactions not involving payments in excess of $100,000 may be reported quarterly to the board of directors.

To help minimize any conflict between our interests and the interests of other members of the Tsakos Group and the owners of other vessels managed by the Tsakos Group, if an opportunity to purchase a tanker which is 10 years of age or younger is referred to or developed by Tsakos Shipping, Tsakos Shipping will notify us of this opportunity and allow us a 10 business day period within which to decide whether or not to accept the opportunity before offering it to any of its affiliates or other clients.

Management affiliations

Nikolas P. Tsakos, our president, chief executive officer and one of our directors, is an officer, director and the sole shareholder of Tsakos Energy Management. He is also the son of the principal and founder of the Tsakos Group.

George V. Saroglou, our chief operating officer and one of our directors, is a cousin of Nikolas P. Tsakos.

Management and other fees

We prepay or reimburse Tsakos Shipping at cost for all vessel operating expenses payable by Tsakos Shipping in its capacity as technical manager of our fleet. These reimbursements amounted to $49.1 million in 2005. At December 31, 2005, we had outstanding advances to Tsakos Shipping of $1.2 million in respect of such expenses.

From the management fee we pay Tsakos Energy Management, Tsakos Energy Management in turn pays a management fee to Tsakos Shipping for its services as technical manager of our fleet and for its supervision of the construction of our newbuildings. Under the terms of our management agreement with Tsakos Energy Management, we paid to Tsakos Energy Management management fees of $5.5 million and supervisory fees of $1.9 million relating to the construction of our vessels in 2005.

Based on the results of operations for 2005, Tsakos Energy Management has earned an incentive award of $2.5 million, which will be distributed to the senior personnel of Tsakos Energy Management and Tsakos Shipping whose performance was critical in achieving a return of equity of 32%. This is the highest possible award that Tsakos Energy Management may be awarded under this incentive program.

Management agreement

Our management agreement with Tsakos Energy Management was amended and restated on September 24, 2004 and has a term often years from the effective date of July 1, 2004. Tsakos Energy Management may terminate the management agreement at any time upon not less than one year’s notice. In addition, each party may terminate the management agreement in the following circumstances:

•	certain events of bankruptcy or liquidation involving either party;

•	a material breach by either party; or

•	a failure by either party, for a continuous period of six months, materially to perform under circumstances resulting from war, governmental actions, riot, civil commotion, weather, accident, labor disputes or other causes not in the control of the non-performing party.

Moreover, following a change in our control, which would occur if at least one director were elected to our board without having been recommended by our existing board, Tsakos Energy Management may terminate the agreement on 10 business days’ notice. If Tsakos Energy Management terminates the agreement for this reason, then we would immediately be obligated to pay Tsakos Energy Management the present discounted value of all of the payments that would have otherwise been due under the management agreement up until June 30 of the tenth year following the date of termination plus the average of the incentive awards previously paid to Tsakos Energy Management multiplied by ten. Under these terms, therefore, a termination as of December 31, 2005 would have resulted in a payment of approximately $79.0 million. Following a change of control of Tsakos Energy Management without the prior approval of our Board, we may terminate the management agreement giving 180 days notice.

Under the management agreement, we pay monthly fees for Tsakos Energy Management’s management of our vessels. The management fees we pay Tsakos Energy Management under our management agreement are based on the number of ships in our fleet. The per-ship charges begin to accrue for a vessel at the point that a newbuilding contract is acquired, which is 18 to 24 months before the vessel begins to earn revenue for us. In June 1998, the management agreement was amended to require a flat management fee, without inflation adjustments, of $16,500 per vessel per month, or $15,000 if the vessel is under bareboat charter, for all vessels under management and under construction. As of January 1, 2002, all vessels had a management fee of $15,000 per month, regardless of charter type. A further change as of June 30, 2004, increased the fees payable on owned operating vessels to $18,000 per month, and reduced the monthly fee on chartered-in operating vessels to $12,500. As from June 30, 2004, a monthly management fee of $12,500 is also payable on vessels under construction, except for the LNG carrier under construction where the fee is $18,000.

Chartering commissions

We pay a chartering commission to Tsakos Shipping equal to 1.25% on all freights, hires and demurrages involving our vessels. We have been charged by Tsakos Shipping chartering commissions aggregating $3.7 million in 2005.

Captive insurance policies

We pay Argosy Insurance Company premiums to provide hull and machinery, increased value and loss of hire insurance for our vessels. We have been charged by Argosy for insurance premiums aggregating $5.7 million in 2005.

Travel services

We use AirMania Travel S.A., an affiliate of the Tsakos Group, for travel services primarily to transport our crews to and from our vessels. We have been charged by AirMania an aggregate amount of $1.7 million in 2005.

Purchase of Vessels

On January 16, 2006, the Company announced the acquisition from the Tsakos Group of a VLCC and a product carrier, plus two contracts for construction in progress of two ice-class product carriers to be delivered in 2007, for a total consideration of $219.0 million.

Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding common shares as of March 15, 2006 held by:

•	each person or entity that we know beneficially owns 5% or more of our common shares;

•	each of our officers and directors; and

•	all our directors and officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has voting power or investment power with respect to securities is treated as a beneficial owner of those securities.

Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights or shares exercisable within 60 days of March 15, 2006 are considered as beneficially owned by the person holding those options, warrants or rights. The applicable percentage of ownership of each shareholder is based on 19,070,695 common shares outstanding. Except as noted below, the address of all shareholders, officers and directors identified in the table and accompanying footnotes below is in care of the Company’s principal executive offices.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent
Principal Shareholders
Kelley Enterprises Inc. (1)	2,140,412	11.2%
Marsland Holdings Limited (1)	1,300,234	6.8%
Redmont Trading Corp. (1)	1,058,656	5.6%
Sea Consolidation S.A. of Panama (2)	1,579,616	8.3%
Executive Officers and Directors
D. John Stavropoulos (3)	82,000	*
Nikolas P. Tsakos (4)	16,000	*
Michael G. Jolliffe	10,000	*
George V. Saroglou	2,000	*
Paul Durham	8,000	*
Torben Janholt	—	—
Peter Nicholson	12,000	*
Francis T. Nusspickel	1,000	*
William A. O’Neil	—	—
Antonio Taragoni	10,000	—
All executive officers and
directors as a group (10 persons)(4)	141,000

*	Less than 1%.

(1)	Kelley Enterprises Inc., Marsland Holdings Limited and Redmont Trading Corp. are wholly-owned subsidiaries of First Tsakos Investments Inc., which is in turn wholly-owned by Tsakos Holdings Foundation. Accordingly, Tsakos Holdings Foundation beneficially owns 4,499,302 common shares, which represents 23.6% of the common shares outstanding on March 15,2006. The Tsakos Holdings Foundation is a Liechtenstein foundation whose beneficiaries include persons and entities affiliated with the Tsakos family, charitable institutions and other unaffiliated persons and entities. The council that controls the Tsakos Holdings Foundation consists of five members, two of whom are members of the Tsakos family. Under the rules of the SEC, beneficial ownership includes the power to directly or indirectly vote or dispose of securities or to share such power. It does not necessarily imply economic ownership of the securities. The members of the Tsakos family who are among the five council members of the Tsakos Holdings Foundation accordingly may be deemed to share voting and/or dispositive power with respect to the shares owned by the Tsakos Holdings Foundation and deemed the beneficial owners of such shares.

(2)	Sea Consolidation S.A. of Panama is controlled by members of the Tsakos family.

(3)	As trustee Mr. Stavropoulos has voting rights for 12,000 shares held by individual trusts created for the benefit his wife and each of his daughters. Thus, under SEC regulations, Mr. Stavropoulos may be deemed to be a beneficial owner of these 12,000 shares. Mr. Stavropoulos has no economic interest in these 12,000 shares.

(4)	Does not include shares owned by Kelley Enterprises Inc., Marsland Holdings Limited, Redmont Trading Corp., Sea Consolidation S.A. of Panama, or the Tsakos Holdings Foundation.

In March 2002, we effected a registered public offering of our common shares and our common shares began trading on the New York Stock Exchange. Concurrently with the closing of our public offering in March 2002, we sold 1,000,000 of our common shares to Sea Consolidation S.A. of Panama. We sold an additional 2,875,000 of our common shares from our shelf registration statement in May and June 2004. Our major shareholders have the same voting rights as our other shareholders. As of March 15, 2006, we had 43 shareholders of record. 27 of the shareholders of record were located in the United States and held in the aggregate 18,016,695 common shares representing approximately 94.5% of our outstanding common shares. However, the 27 United States shareholders of record include CEDEFAST which, as nominee for the Depository Trust Company, is the record holder of 17,975,662 common shares. The Company is not aware of any arrangements the operation of which may at a subsequent date result in a change of control of the Company.

Item 8.	Financial Information

See “Item 18. Financial Statements” below.

Significant Changes. No significant change has occurred since the date of the annual financial statements included in this annual report on Form 20-F.

Legal Proceedings. We are involved in litigation from time to time in the ordinary course of business. In our opinion, the litigation in which we are currently involved, individually or in the aggregate, is not material to us.

Dividend Policy. While we cannot assure you that we will do so, and subject to the limitations discussed below, we currently intend to pay regular cash dividends on our common shares of between one-quarter and one-half of our annual net income for the year in respect of which the dividends are paid. We plan to pay dividends on a semi-annual basis.

There can be no assurance that we will pay dividends or as to the amount of any dividend. The payment and the amount will be subject to the discretion of our board of directors and will depend, among other things, on available cash balances, anticipated cash needs, our results of operations, our financial condition, and any loan agreement restrictions binding us or our subsidiaries, as well as other relevant factors. For example, if we earned a capital gain on the sale of a vessel or newbuilding contract, we could determine to reinvest that gain instead of using it to pay dividends. Depending on our operating performance for that year, this could result in no dividend at all despite the existence of net income, or a dividend that represents a lower percentage of our net income. Of course, any payment of cash dividends could slow our ability to renew and expand our fleet, and could cause delays in the completion of our current newbuilding program.

Because we are holding a company with no material assets other than the stock of our subsidiaries, our ability to pay dividends will depend on the earnings and cash flow of our subsidiaries and their ability to pay dividends to us.

Under the terms of our existing credit facilities, we are permitted to declare or pay a cash dividend in any year as long as the amount of the dividend does not exceed 50% of our net income for that year. Net income will be determined based on the audited financial statements we deliver to the banks under our credit facilities which are required to be in accordance with U.S. generally accepted accounting principles. This amount can be carried forward and applied to a dividend payment in a subsequent year provided the aggregate amount of all dividends we declare and/or pay after January 1, 1998 does not exceed 50% of our accumulated net income from January 1, 1996 up to the most recent date on which audited financial statements have been delivered under the credit facility. We anticipate incurring significant additional indebtedness in connection with our newbuilding program, which will affect our net income and cash available to pay dividends. In addition, cash dividends can be paid only to the extent permitted by Bermuda law and our financial covenants. See “Description of Capital Stock—Bermuda Law— Dividends.” See Item 3. Key Information—Risks Related to our Common Shares—We may not be able to pay cash dividends as intended.”

Item 9.	The Offer and Listing

Our common shares are listed on the New York Stock Exchange and the Bermuda Stock Exchange. Following a decision of our Board of Directors, our common shares were de-listed from Oslo Bors on March 18, 2005 and our common shares are not actively traded on the Bermuda Stock Exchange.

Trading on the New York Stock Exchange

Since our initial public offering in the United States in March of 2002, our common shares have been listed on the New York Stock Exchange under the symbol “TNP.” The following table shows the high and low closing prices for our common shares during the indicated periods.

	Low	High
2002 (Annual)	$16.40	$9.45
2002
First Quarter
(March 5 to March 31)	$15.24	$14.70
Second Quarter	$16.40	$13.98
Third Quarter	$14.00	$9.45
Fourth Quarter	$15.46	$11.10
2003 (Annual)	$19.25	$11.34
2003
First Quarter	$15.15	$12.00
Second Quarter	$14.50	$11.34
Third Quarter	$15.08	$12.95
Fourth Quarter	$19.25	$14.20
2004 (Annual)	$43.42	$18.58
2004
First Quarter	$32.48	$18.58
Second Quarter	$34.45	$24.26
Third Quarter	$35.59	$26.95
Fourth Quarter	$43.42	$34.59
2005 (Annual)	$45.88	$32.25
2005
First Quarter	$44.03	$32.30
Second Quarter	$45.88	$36.75
Third Quarter	$41.99	$35.57
Fourth Quarter	$39.44	$32.25
October	$36.25	$32.25
November	$37.80	$33.89
December	$39.44	$36.10

2006
First Quarter	$40.33	$35.31
January	$38.24	$35.31
February	$36.68	$35.87
March	$40.33	$36.84
Second Quarter
April 1 to April 10	$39.72	$38.97

Source: Bloomberg

Trading on the Oslo Bors

Our common shares traded on the Oslo Bors from 1993 until we de-listed on March 18, 2005. Our trading symbol on the Bors was TEN. Despite the listing of our common shares on the Oslo Bors, the quoted prices and share volumes primarily reflected intermittent transactions that, in many cases, were privately negotiated. Accordingly, the quoted prices were not necessarily indicative of the share prices that would have been obtained had there been a more active market for our common shares.

Item 10.	Additional Information

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 100,000,000 shares, par value $1.00 per share. As of December 31, 2005 there were 19,177,195 outstanding common shares and outstanding options to purchase 12,638 common shares. As of March 15, 2006, there were 19,070,695 outstanding common shares and outstanding options to purchase 11,638 common shares.

Common Shares

The holders of common shares are entitled to receive dividends out of assets legally available for that purpose at times and in amounts as our board of directors may from time to time determine. Each shareholder is entitled to one vote for each common share held on all matters submitted to a vote of shareholders. Cumulative voting for the election of directors is not provided for in our Memorandum of Association or Bye-laws, which means that the holders of a majority of the common shares voted can elect all of the directors then standing for election. Our Bye-laws provide for a staggered board of directors, with one-third of our non-executive directors being selected each year. The common shares are not entitled to preemptive rights and are not subject to conversion or redemption. Upon the occurrence of a liquidation, dissolution or winding-up, the holders of common shares would be entitled to share ratably in the distribution of all of our assets remaining available for distribution after satisfaction of all our liabilities.

Options

As of December 31, 2005, we had 12,638 stock options outstanding under our Stock Option Plan, all of which are vested. The options, which are held by employees of Tsakos Shipping, have an exercise price of $12 per share and expire in July 2006. In 2006,1,000 of these options have been exercised. In August 2001, all outstanding stock options were vested and all company performance conditions to the exercise of such options were removed by the board of directors.

Shareholder Rights Plan

Our board of directors has adopted a shareholder rights plan under which our shareholders received one right for each common share they held. Each right will entitle the holder to purchase from the Company a unit consisting of one one-hundredth of a share of our Series A Junior Participating Preferred Shares, or a combination of securities and assets of equivalent value, at an exercise price of $127.00, subject to adjustment. The following summary description of the rights agreement does not purport to be complete and is qualified in its entirety by reference to the rights agreement between us and The Bank of New York, as rights agent, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part and is incorporated herein by reference.

If any person or group acquires shares representing 15% or more of our outstanding common shares, the “flip-in” provision of the rights agreement will be triggered and the rights will entitle a holder, other than such person, any member of such group or related person, as such rights will be null and void, to acquire a number of additional common shares having a market value of twice the exercise price of each right. In lieu of requiring payment of the purchase price upon exercise of the rights following any such event, we may permit the holders simply to surrender the rights, in which event they will be entitled to receive common shares (and other property, as the case may be) with a value of 50% of what could be purchased by payment of the full purchase price.

Until a right is exercised, the holder of the right, as such, will have no rights as a shareholder of our company, including, without limitation, no right to vote or to receive dividends. While the distribution of the rights will not be taxable to shareholders or to us, shareholders may, depending upon the circumstances, recognize taxable income in the event that the rights become exercisable for preferred shares (or other consideration) or for common shares of the acquiring or surviving company or in the event of the redemption of the rights as set forth above.

The existence of the rights agreement and the rights could deter a third party from tendering for the purchase of some or all of our common shares and could have the effect of entrenching management. In addition, they could have the effect of delaying or preventing changes of control of the ownership and management of our company, even if such transactions would have significant benefits to our shareholders.

Bermuda Law

We are an exempted company organized under the Companies Act 1981 of Bermuda. Bermuda law and our Memorandum of Association and Bye-laws govern the rights of our shareholders. Our objects and purposes are set forth in paragraph 6 and the Schedule to our Memorandum of Association. Our objects and purposes include to act and to perform all the functions of a holding company in all its branches and to coordinate the policy and administration of any subsidiary company or companies wherever incorporated or carrying on business or of any group of companies of which the Company or any subsidiary company is a member or which are in any manner controlled directly or indirectly by the Company. We refer you to our Memorandum of Association, which is filed as an exhibit to this annual report, for a full description of our objects and purposes. The Companies Act 1981 of Bermuda differs in some material respects from laws generally applicable to United States corporations and their shareholders. The following is a summary of the material provisions of Bermuda law and our organizational documents.

Dividends. Under Bermuda law, a company may pay dividends that are declared from time to time by its board of directors unless there are reasonable grounds for believing that the company is or would, after the payment, be unable to pay its liabilities as they become due or that the realizable value of its assets would then be less than the aggregate of its liabilities and issued share capital and share premium accounts.

Voting rights. Under Bermuda law, except as otherwise provided in the Companies Act 1981 of Bermuda or our Bye-laws, questions brought before a general meeting of shareholders are decided by a majority vote of shareholders present at the meeting. Our Bye-laws provide that, subject to the provisions of the Companies Act 1981 of Bermuda, any question proposed for the consideration of the shareholders will be decided in a general meeting by a simple majority of the votes cast, on a show of hands, with each shareholder present (and each person holding proxies for any shareholder) entitled to one vote for each common share held by the shareholder, except for special situations where a shareholder has lost the right to vote because he has failed to comply with the terms of a notice requiring him to provide information to the company pursuant to the Bye-laws, or his voting rights have been partly suspended under the Bye-laws as a consequence of becoming an interested person. In addition, a super-majority vote of not less than seventy-five percent (75%) of the votes cast at the meeting is required to effect the following actions: variation of class rights, removal of directors, approval of business combinations with certain “interested” persons and for any alteration to the provisions of the Bye-laws relating to the staggered board, removal of directors and business combinations.

Rights in liquidation. Under Bermuda law, in the event of liquidation or winding up of a company, after satisfaction in full of all claims of creditors and subject to the preferential rights accorded to any series of preferred shares, the proceeds of the liquidation or winding up are distributed ratably among the holders of the company’s common shares.

Meetings of shareholders. Under Bermuda law, a company is required to convene at least one general shareholders’ meeting each calendar year. Bermuda law provides that a special general meeting may be called by the board of directors and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote. Bermuda law also requires that shareholders be given at least five (5) days’ advance notice of a general meeting but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting. Under our Bye-laws, we must give each shareholder at least ten (10) days’ notice of the annual general meeting and of any special general meeting.

Under Bermuda law, the number of shareholders constituting a quorum at any general meeting of shareholders is determined by the Bye-laws of a company. Our Bye-laws provide that the presence in person or by proxy of two shareholders constitutes a quorum; but if we have only one shareholder, one shareholder present in person or by proxy shall constitute the necessary quorum.

Access to books and records and dissemination of information. Members of the general public have the right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include a company’s Certificate of Incorporation, its Memorandum of Association (including its objects and powers) and any alteration to its Memorandum of Association. The shareholders have the additional right to inspect the Bye-laws of the company, minutes of general meetings and the company’s audited financial statements, which must be presented at the annual general meeting. The register of shareholders of a company is also open to inspection by shareholders without charge and by members of the general public on the payment of a fee. A company is required to maintain its share register in Bermuda but may, subject to the provisions of Bermuda law, establish a branch register outside Bermuda. We maintain a share register in Hamilton, Bermuda. A company is required to keep at its registered office a register of its directors and officers that is open for inspection for not less than two (2) hours each day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

Election or removal of directors. Under Bermuda law and our Bye-laws, directors are elected or appointed at the annual general meeting and serve until re-elected or re-appointed or until their successors are elected or appointed, unless they are earlier removed or resign. Our Bye-laws provide for a staggered board of directors, with one-third of the non-executive directors selected each year.

Under Bermuda law and our Bye-laws, a director may be removed at a special general meeting of shareholders specifically called for that purpose, provided the director is served with at least 14 days’ notice. The director has a right to be heard at that meeting. Any vacancy created by the removal of a director at a special general meeting may be filled at that meeting by the election of another director in his or her place or, in the absence of any such election, by the board of directors.

Amendment of Memorandum of Association. Bermuda law provides that the Memorandum of Association of a company may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given. An amendment to the Memorandum of Association, other than an amendment which alters or reduces a company’s share capital as provided in the Companies Act 1981 of Bermuda, also requires the approval of the Bermuda Minister of Finance, who may grant or withhold approval at his discretion. Generally, our Bye-laws may be amended by the directors with the approval of a majority vote of the shareholders in a general meeting. However, a super-majority vote is required for certain resolutions relating to the variation of class rights, the removal of directors, the approval of business combinations with certain ‘interested persons’ and for any alteration to the provisions of the Bye-laws relating to the staggered board, removal of directors and business combinations.

Under Bermuda law, the holders of an aggregate of no less than 20% in par value of a company’s issued share capital or any class of issued share capital have the right to apply to the Bermuda Court for an annulment of any amendment of the Memorandum of Association adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company’s share capital as provided in the Companies Act 1981 of Bermuda.

Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda Court. An application for the annulment of an amendment of the Memorandum of Association must be made within 21 days after the date on which the resolution altering the company’s memorandum is passed and may be made on behalf of the persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. Persons voting in favor of the amendment may make no such application.

Appraisal rights and shareholder suits. Under Bermuda law, in the event of an amalgamation involving a Bermuda company, a shareholder who is not satisfied that fair value has been paid for his shares may apply to the Bermuda Court to appraise the fair value of his shares. The amalgamation of a company with another company requires the amalgamation agreement to be approved by the board of directors and, except where the amalgamation is between a holding company and one or more of its wholly owned subsidiaries or between two or more wholly owned subsidiaries, by meetings of the holders of shares of each company and of each class of such shares.

Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda Court, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong done to the company where the act complained of is alleged to be beyond the corporate power of the company or is illegal or would result in the violation of the company’s Memorandum of Association or Bye-laws. Further consideration would be given by the Bermuda Court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.

When the affairs of a company are being conducted in a manner oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Bermuda Court for an order regulating the company’s conduct of affairs in the future or compelling the purchase of the shares by any shareholder, by other shareholders or by the company.

Anti-takeover effects of provisions of our charter documents. Several provisions of our Bye-laws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise, that a shareholder may consider in our best interest and (2) the removal of incumbent officers and directors.

Blank check preferred shares. Under the terms of our Bye-laws, our board of directors has authority, without any further vote or action by our shareholders, to issue preferred shares with terms and preferences determined by our board. Our board of directors may issue preferred shares on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

Staggered board of directors. Our Bye-laws provide for a staggered board of directors with one-third of our non-executive directors being selected each year. This staggered board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of our company. It could also delay shareholders who do not agree with the policies of the board of directors from removing a majority of the board of directors for two years.

Transactions involving certain business combinations. Our Bye-Laws prohibit the consummation of any business combination involving us and any interested person, unless the transaction is approved by a vote of a majority of 80% of those present and voting at a general meeting of our shareholders, unless:

•	the ratio of (i) the aggregate amount of cash and the fair market value of other consideration to be received per share in the business combination by holders of shares other than the interested person involved in the business combination, to (ii) the market price per share, immediately prior to the announcement of the proposed business combination is at least as great as the ratio of (iii) the highest per share price, which the interested person has theretofore paid in acquiring any share prior to the business combination, to (iv) the market price per share immediately prior to the initial acquisition by the interested person of any shares;

•	the aggregate amount of the cash and the fair market value of other consideration to be received per share in the business combination by holders of shares other than the interested person involved in the business combination (i) is not less than the highest per share price paid by the interested person in acquiring any shares, and (ii) is not less than the consolidated earnings per share of our company for our four full consecutive fiscal quarters immediately preceding the record date for solicitation of votes on the business combination multiplied by the then price/earnings multiple (if any) of the interested person as customarily computed and reported in the financial community;

•	the consideration (if any) to be received in the business combination by holders of shares other than the interested person involved shall, except to the extent that a shareholder agrees otherwise as to all or part of the shares which the shareholder owns, be in the same form and of the same kind as the consideration paid by the interested person in acquiring shares already owned by it;

•	after the interested person became an interested person and prior to the consummation of the business combination: (i) such interested person shall have taken steps to ensure that the board includes at all times representation by continuing directors proportionate in number to the ratio that the number of shares carrying voting rights in our company from time to time owned by shareholders who are not interested persons bears to all shares carrying voting rights in our company outstanding at the time in question (with a continuing director to occupy any resulting fractional position among the directors);(ii) the interested person shall not have acquired from us or any subsidiary of ours directly or indirectly, any shares (except (x) upon conversion of convertible securities acquired by it prior to becoming an interested person, or (y) as a result of a pro rata share dividend, share split or division or subdivision of shares, or (z) in a transaction consummated on or after June 7,2001 and which satisfied all requirements of our Bye-laws); (iii) the interested person shall not have acquired any additional shares, or rights over shares, carrying voting rights or securities convertible into or exchangeable for shares, or rights over shares, carrying voting rights except as apart of the transaction which resulted in the interested person becoming an interested person; and (iv) the interested person shall not have (x) received the benefit, directly or indirectly (except proportionately as a shareholder), of any loans, advances, guarantees, pledges or other financial assistance or tax credits provided by us or any subsidiary of ours, or (y) made any major change in our business or equity capital structure or entered into any contract, arrangement or understanding with us except any change, contract, arrangement or understanding as may have been approved by the favorable vote of not less than a majority of the continuing directors; and

•	a proxy statement complying with the requirements of the U.S. Securities Exchange Act of 1934, as amended, shall have been mailed to all holders of shares carrying voting rights for the purpose of soliciting shareholders of the business combination. The proxy statement shall contain at the front thereof, in a prominent place, any recommendations as to the advisability (or inadvisability) of the business combination which the continuing directors, or any of them, may have furnished in writing and, if deemed advisable by a majority of the continuing directors, an opinion of a reputable investment banking firm as to the adequacy (or inadequacy) of the terms of the business combination from the point of view of the holders of shares carrying voting rights other than any interested person(the investment banking firm to be selected by a majority of the continuing directors, to be furnished with all information it reasonably requests, and to be paid a reasonable fee for its services upon receipt by us of the opinion).

For purposes of this provision, a “business combination” includes mergers, consolidations, exchanges, asset sales, leases and other transactions resulting in a financial benefit to the interested shareholder and an “interested person” is any person or entity that beneficially owns 15% or more of our outstanding voting shares and any person or entity affiliated with or controlling or controlled by that person or entity. “Continuing directors” means directors who have been elected before June 7, 2001 or designated as continuing directors by the majority of the then continuing directors.

Consequences of becoming an interested person. Our Bye-Laws provide that, at any time a person acquires or becomes the beneficial owner of 15% or more of our voting shares, which we refer to as the “threshold”, then the person will not be entitled to exercise voting rights for the number of common shares in excess of the threshold he holds or beneficially owns. This disability applies to any general meeting of our company as to which the record date or scheduled meeting date falls within a period of five years from the date such person acquired beneficial ownership of a number of common shares in excess of the threshold.

The above restrictions do not apply to us, our subsidiaries or to:

•	any person who on June 7, 2001 was the holder or beneficial owner of a number of shares carrying voting rights that exceeded the threshold and who continues at all times after June 7, 2001 to hold shares in excess of the threshold; and

•	any person whose acquisition of a number of shares exceeding the threshold has been approved by (1) a majority of 80% of those present and voting at a general meeting or (2) by a resolution adopted by the continuing directors, followed by a resolution adopted by a shareholder vote in excess of 50% of the voting shares not owned by such interested person.

Transfer agent and registrar. The Bank of New York serves as transfer agent and registrar for our common shares.

New York Stock Exchange listing. Our common shares are listed on the New York Stock Exchange under the symbol TNP.

Other listings. Our common shares were listed on the Oslo Bors under the symbol TEN until a voluntary de-listing on March 18, 2005 and on the Bermuda Stock Exchange under the symbol TEN. Our common shares are no longer actively traded on either of these exchanges.

Material Contracts

On January 16, 2006, the Company announced the intended acquisition from the Tsakos Group of two existing tankers (a VLCC and a product carrier), plus two contracts for the construction in progress of two IB ice-class product carriers to be delivered in 2007, for a total consideration of $219.0 million. The Company took delivery of the VLCC on January 20, 2006, and is expected to take delivery of the product carrier in May 2006. On January 25, the two companies owning the contracts for the construction of the two product carriers were acquired by the Company. Neither company had any prior trading activity.

On February 3 and March 3, 2006, contracts were signed for the construction of two aframax tankers at $58.9 million each.

On February 28, 2006, the Board of Directors approved the purchase of six product carriers and the contracts for the construction of a further three product carriers from a third-party owner, for a total consideration of $530 million. The Company is expected to take delivery of the vessels and contracts within April 2006. Delivery of the three vessels under construction is expected to be in the second half of 2006.

There were no material contracts that we entered into outside the ordinary course of business during the two year period immediately preceding the date of this annual report.

Exchange Controls

Under Bermuda and Greek law, there are currently no restrictions on the export or import of capital, including foreign exchange controls, or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our common shares.

TAX CONSIDERATIONS

Taxation of Tsakos Energy Navigation Limited

We believe that none of our income will be subject to tax in Bermuda, which currently has no corporate income tax, or by other countries in which we conduct activities or in which our customers are located, excluding the United States. However, this belief is based upon the anticipated nature and conduct of our business which may change, and upon our understanding of our position under the tax laws of the various countries in which we have assets or conduct activities, which position is subject to review and possible challenge by taxing authorities and to possible changes in law, which may have retroactive effect. The extent to which certain taxing jurisdictions may require us to pay tax or to make payments in lieu of tax cannot be determined in advance. In addition, payments due to us from our customers may be subject to withholding tax or other tax claims in amounts that exceed the taxation that we might have anticipated based upon our current and anticipated business practices and the current tax regime.

Bermuda tax considerations

Under current Bermuda law, we are not subject to tax on income or capital gains. Furthermore, we have obtained from the Minister of Finance of Bermuda, under the Exempted Undertakings Tax Protection Act 1966, an undertaking that, in the event that Bermuda enacts any legislation imposing tax computed on profits or income or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of such tax will not be applicable to us or to any of our operations, or to the shares, capital or common stock of Tsakos Energy Navigation, until March 28, 2016. This undertaking does not, however, prevent the imposition of property taxes on any company owning real property or leasehold interests in Bermuda or on any person ordinarily resident in Bermuda. We pay an annual government fee on our authorized share capital and share premium, which for 2006 is $9,345. In the opinion of Mello Jones & Martin, under current Bermuda law, no income, withholding or other taxes or stamp or other duties are imposed upon the issue, transfer or sale of the common shares or on any payments made on the common shares.

United States federal income tax considerations

The following is a summary of the material United States federal income tax considerations that apply to (1) our operations and the operations of our vessel-operating subsidiaries and (2) the acquisition, ownership and disposition of common shares by a shareholder that is a United States holder. This summary is based upon our beliefs and expectations concerning our past, current and anticipated activities, income and assets and those of our subsidiaries, the direct, indirect and constructive ownership of our shares and the trading and quotation of our shares. Should any such beliefs or expectations prove to be incorrect, the conclusions described herein could be adversely affected. For purposes of this discussion, a United States holder is a beneficial owner of common shares who or which is:

•	an individual citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States or any of its political subdivisions; or

•	an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

This summary deals only with common shares that are held as capital assets by a United States holder, and does not address tax considerations applicable to United States holders that may be subject to special tax rules, such as:

•	dealers or traders in securities or currencies;

•	financial institutions;

•	insurance companies;

•	tax-exempt entities;

•	United States holders that hold common shares as a part of a straddle or conversion transaction or other arrangement involving more than one position;

•	United States holders that own, or are deemed for United States tax purposes to own, ten percent or more of the total combined voting power of all classes of our voting stock;

•	a person subject to United States federal alternative minimum tax;

•	a partnership or other entity classified as a partnership for United States federal income tax purposes;

•	United States holders that have a principal place of business or “tax home” outside the United States; or

•	United States holders whose “functional currency” is not the United States dollar.

The discussion below is based upon the provisions of the United States Internal Revenue Code of 1986, as amended, and regulations, administrative pronouncements and judicial decisions as of the date of this prospectus; any such authority may be repealed, revoked or modified, perhaps with retroactive effect, so as to result in federal income tax consequences different from those discussed below.

Because United States tax consequences may differ from one holder to the next, the discussion set out below does not purport to describe all of the tax considerations that may be relevant to you and your particular situation. Accordingly, you are advised to consult your own tax advisor as to the United States federal, state, local and other tax consequences of investing in the common shares.

Taxation of our operations

In General

We believe that none of our transportation income or that of our vessel-operating subsidiaries will be treated as effectively connected with the conduct of a trade or business in the United States. Accordingly, we expect that we and our vessel-operating subsidiaries will not be subject to United States federal income tax on transportation income from foreign sources. However, except to the extent that the so-called reciprocal exemption of Section 883 of the Internal Revenue Code or an income tax convention applies, we and our vessel-operating subsidiaries generally will be subject to United States federal income tax on transportation income from United States sources. For this purpose, “transportation income” includes income derived from or in connection with the use of vessels or the hiring or leasing of vessels for use on a time or voyage charter basis or on a bareboat charter basis.

Income attributable to transportation that both begins and ends in the United States is wholly United States-source income. Fifty percent of income attributable to other transportation that begins or ends in the United States, referred to in the remainder of this discussion as “international transportation,” is treated as United States-source income. As discussed below, United States-source income from the operation of ships in international transportation may be exempt from United States tax under the reciprocal exemption. Income attributable to transportation between points outside the United States is wholly foreign-source income.

Application of Section 883 of the Internal Revenue Code

In General. In general, under the reciprocal exemption of Section 883 of the Internal Revenue Code, if a foreign corporation (1) is organized in a country that grants an equivalent exemption to corporations organized in the United States and (2) satisfies the requirements of Section 883(c) discussed below, then such foreign corporation will not be subject to United States federal income tax on United States-source income attributable to the operation of ships in international transportation. The determination as to whether a foreign country has granted an equivalent exemption is made separately for operating income, for income from time and voyage charters, for income from bareboat charters and for certain other types of income. We and our vessel-operating subsidiaries are organized under the laws of Bermuda, Cyprus, Liberia, Panama or Malta, each of which, at present, grants an equivalent exemption to United States corporations for operating income and for income from time and voyage charters and bareboat charters.

We anticipate, and it is assumed for purposes of this discussion, that substantially all of the United States-source income to be derived by us or by our vessel-operating subsidiaries will be income from the operation of ships in international transportation that is potentially exempt from United States tax under the reciprocal exemption. Any item of United States-source income that is derived by us or by our vessel-operating subsidiaries and that is not treated as income from the operation of ships in international transportation will not qualify for the reciprocal exemption and therefore generally will be subject to United States tax, but we do not anticipate that such income will be a material portion of the gross income of our group.

The Treasury regulations under Section 883 (the “Section 883 regulations”) contain a relatively complex and narrow definition of the income from the operation of ships in international transportation that may qualify for the reciprocal exemption. However, even under the provisions of the Section 883 regulations, we anticipate that substantially all of the United States-source income to be derived by us or by our vessel-operating subsidiaries will qualify as income from the operation of ships in international transportation.

Section 883(c). Under Section 883(c) of the Internal Revenue Code, we and our vessel-operating subsidiaries will qualify for the reciprocal exemption for a taxable year if (1) individuals who are residents of qualified foreign countries directly or indirectly own over 50% of the value of our stock for at least half of the number of days in such taxable year (the “qualified ownership test”), or (2) our stock is considered to be primarily and regularly traded on one or more established securities markets in the United States (the “publicly traded test”).

We have not established that we will be able to demonstrate that we satisfied the qualified ownership test for 2005 or any prior taxable year. We do not believe that we satisfied the publicly traded test for any taxable year prior to 2002. For 2002 through 2004, although it is unclear what requirements needed to be met in order to satisfy the publicly traded test, we have taken the position that we satisfied the publicly traded test, as during those years (i) the aggregate number of our common shares traded on the New York Stock Exchange exceeded the aggregated number of our common shares traded on established securities markets in Norway or any other single foreign country and (ii) we believe that during those years our common shares were regularly quoted by one or more dealers that made a market in our shares. It is possible that the Internal Revenue Service could disagree with our position.

Under Treasury regulations that are effective for 2005 and subsequent years, satisfaction of the publicly traded test for a taxable year in which we have only common shares outstanding requires that:

•	our common shares are listed during such taxable year on one or more established securities markets in the United States

•	the number of our common shares that are traded during the taxable year on an established securities market in the United States exceed the aggregate number of our common shares that are traded during such taxable year on established securities markets in any other single country

•

either (i) our common shares are regularly quoted during such taxable year by dealers making a market in our common shares (for this purpose, a dealer is treated as making a market only if the dealer regularly and actively offers to, and in fact does, purchase our common shares from, and sell our common shares to, unrelated customers in the ordinary course of a trade or business) or

(ii) (A) trades in our common shares are effected, other than in de minimis quantities, on established securities markets in the United States on at least 60 days during the taxable year (or a proportionate number of days in a short taxable year) and (B) the aggregate number of common shares that are traded on established securities markets in the United States during such taxable year are at least 10% of the average number of our common shares outstanding during the taxable year (or a specified lesser percentage, in the case of a short taxable year).

We believe that we satisfied the requirements described above for 2005 and will satisfy such requirements for subsequent taxable years. However, under Treasury regulations in effect for 2005 and subsequent years, even if we satisfy the requirements described above, we will not satisfy the publicly traded test for any year in which we have only common shares outstanding if, for more than half of the number of days during the taxable year, one or more persons that own, actually or under applicable constructive ownership rules, five percent or more of our common shares (“five-percent shareholders”) own, in the aggregate, 50 percent or more of our common shares (the “closely-held exception”), unless we can establish, in accordance with documentation procedures set forth in the regulations, that individuals resident in qualified foreign countries (“qualified shareholders”) own, directly or under applicable constructive ownership rules, enough of our common shares taken into account in determining whether the closely-held exception applies to preclude non-qualified shareholders in the closely-held block of shares from owning 50 percent or more of our common shares for more than half the days of the taxable year. There can be no assurance that our shareholders will provide us with the documentation required to avoid the application of the closely-held exception under these rules. For purposes of determining the application of the closely-held exception, certain related shareholders are treated as a single shareholder and investment companies registered under the Investment Company Act of 1940, as amended, are not treated as five percent shareholders.

In determining whether our shares are closely-held for purposes of the closely-held exception, we generally may rely upon certain filings with the United States Securities Exchange Commission to identify our five percent shareholders. Based upon current filings, and our beliefs regarding which of our shareholders are investment companies registered under the Investment Company Act of 1940, as amended, we believe that our common shares are not currently closely-held for purposes of the closely-held exception. There can be no assurance, however, that the ownership of our common shares will not change in such a way that we would need to comply with the documentation procedures set forth in the Section 883 regulations in order to establish that the closely-held exception did not apply to us. In such circumstances, however, it is possible that we may be unable to demonstrate that the closely held exception does not apply to us, as our shareholders may not comply with documentation requirements or we may not have sufficient qualified shareholders to satisfy the requirements for avoiding application of the closely-held exception. Accordingly, there can be no assurance that we will qualify for the reciprocal exemption.

Taxation of Our Operations if the Reciprocal Exemption Is Unavailable

To the extent that the reciprocal exemption is not available to us or to our vessel-operating subsidiaries, then we and our vessel-operating subsidiaries generally will be subject to United States federal income tax on United States-source international transportation income under one of two alternative systems. Under the first system, we generally will be subject to a four percent tax on the gross amount of the United States-source international transportation income derived by us or by a vessel-operating subsidiary that is not considered to be effectively connected with the conduct of a United States trade or business. Under the second system, the United States-source international transportation income that we or a vessel-operating subsidiary derives that is considered to be effectively connected with the conduct of a United States trade or business, determined after allowance of allocable deductions, will be subject to general United States federal income tax at normal corporate rates, currently at 35 percent. In addition, under the second system, we or the vessel-operating subsidiary will be subject to a 30 percent branch-level tax on earnings that are effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid by a United States trade or business.

At present, we do not expect that any of the United States-source international transportation income to be derived by us or by our vessel-operating subsidiaries will be effectively connected with the conduct of a United States trade or business. Accordingly, we expect that any United States-source international transportation income that does not qualify for the reciprocal exemption would be subject to the four percent tax on such gross income. If the manner in which we conduct our operations were to change, our international transportation income could come to be treated as effectively connected with a U.S. trade or business, in which case, if the reciprocal exemption were not available, it would be subject to tax under the second system described above, rather than subject to a four percent gross income tax.

Based on the current and projected operations of our vessels, we believe that less than 30% of the aggregate gross income of our vessel-operating subsidiaries would be treated as United States-source income subject to the four-percent tax if our vessel-operating subsidiaries do not qualify for the benefits of the reciprocal exemption. Changes in the itineraries of our vessels or other changes in the amount, source or character of our income could affect the amount of income that would be subject to United States tax in future years.

United States Holders

Distributions

Subject to the discussion below under “—Passive Foreign Investment Company Considerations,” distributions that we make with respect to the common shares, other than distributions in liquidation and distributions in redemption of stock that are treated as exchanges, will be taxed to United States holders as dividend income to the extent that the distributions do not exceed our current and accumulated earnings and profits (as determined for United States federal income tax purposes). Distributions, if any, in excess of our current and accumulated earnings and profits will constitute a nontaxable return of capital to a United States holder and will be applied against and reduce the United States holder’s tax basis in its common shares. To the extent that distributions in excess of our current and accumulated earnings and profits exceed the tax basis of the United States holder in its common shares, the excess generally will be treated as capital gain.

Qualifying dividends received by individuals in taxable years beginning prior to January 1, 2009 are eligible for taxation at capital gains rates (currently 15% for individuals not eligible for a lower rate). We are a non-United States corporation. Dividends paid by a non-United States corporation are eligible to be treated as qualifying dividends only if (i) the non-United States corporation is incorporated in a possession of the United States, (ii) the non-United States corporation is eligible for the benefits of a comprehensive income tax treaty with the United States or (iii) the stock with respect to which the dividends are paid is “readily tradable on an established securities market in the United States.” We will not satisfy either of the conditions described in clauses (i) and (ii) of the preceding sentence. We expect that distributions on our common shares that are treated as dividends will qualify as dividends on stock that is “readily tradable on an established securities market in the United States” so long as our common shares are traded on the New York Stock Exchange. In addition, dividends paid by a non-United States corporation will not be treated as qualifying dividends if the non-United States corporation is a “passive foreign investment company” (a “PFIC”) for the taxable year of the dividend or the prior taxable year. Our potential treatment as a PFIC is discussed below under the heading “—Passive Foreign Investment Company Considerations.” A dividend will also not be treated as a qualifying dividend to the extent that (i) the shareholder does not satisfy a holding period requirement that generally requires that the shareholder hold the shares on which the dividend is paid for more than 60 days during the 121-day period that begins on the date which is sixty days before the date on which the shares become ex-dividend with respect to such dividend, (ii) the shareholder is under an obligation to make related payments with respect to substantially similar or related property or (iii) such dividend is taken into account as investment income under Section 163(d)(4)(B) of the Internal Revenue Code.

Dividend income derived with respect to the common shares generally will constitute portfolio income for purposes of the limitation on the use of passive activity losses, and, therefore, generally may not be offset by passive activity losses, and, unless treated as qualifying dividends as described above (for taxable years beginning before January 1, 2009) as investment income for purposes of the limitation on the deduction of investment interest expense. Dividends that we pay will not be eligible for the dividends received deduction generally allowed to United States corporations under Section 243 of the Internal Revenue Code.

For foreign tax credit purposes, if at least 50 percent of our stock by voting power or by value is owned, directly, indirectly or by attribution, by United States persons, then, subject to the limitation described below, a portion of the dividends that we pay in each taxable year will be treated as United States-source income, depending in general upon the ratio for that taxable year of our United States-source earnings and profits to our total earnings and profits. The remaining portion of our dividends (or all of our dividends, if we do not meet the 50 percent test described above) will be treated as foreign-source income and generally will be treated as passive income (or “passive category income” for taxable years beginning after December 31, 2006) or, in the case of certain types of United States Holders, financial services income (which will be treated as “general category income” for taxable years beginning after December 31, 2006) for purposes of computing allowable foreign tax credits for United States federal income tax purposes. However, if, in any taxable year, we have earnings and profits and less than ten percent of those earnings and profits are from United States sources, then, in general, dividends that we pay from our earnings and profits for that taxable year will be treated entirely as foreign-source income. Where a United States holder that is an individual receives a dividend on our shares that is a qualifying dividend (as described in the second preceding paragraph) in a taxable year beginning before January 1, 2009, special rules will apply that will limit the portion of such dividend that will be included in such individual’s foreign source taxable income and overall taxable income for purposes of calculating such individual’s foreign tax credit limitation.

Sale or Exchange

Subject to the discussion below under “—Passive Foreign Investment Company Considerations,” upon a sale or exchange of common shares to a person other than Tsakos Energy Navigation Limited (or certain related entities), a United States holder will recognize gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the United States holder’s adjusted tax basis in the common shares. Any gain or loss recognized will be capital gain or loss and will be long-term capital gain or loss if the United States holder has held the common shares for more than one year.

Gain or loss realized by a United States holder on the sale or exchange of common shares generally will be treated as United States-source gain or loss for United States foreign tax credit purposes.

Passive Foreign Investment Company Considerations

PFIC Classification. Special and adverse United States tax rules apply to a United States holder that holds an interest in a PFIC. In general, a PFIC is any foreign corporation, if (1) 75 percent or more of the gross income of the corporation for the taxable year is passive income (the “PFIC income test”) or (2) the average percentage of assets held by the corporation during the taxable year that produce passive income or that are held for the production of passive income is at least 50 percent (the “PFIC asset test”). In applying the PFIC income test and the PFIC asset test, a corporation that owns, directly or indirectly, at least 25 percent by value of the stock of a second corporation must take into account its proportionate share of the second corporation’s income and assets.

If a corporation is classified as a PFIC for any year during which a United States person is a shareholder, then the corporation generally will continue to be treated as a PFIC with respect to that shareholder in all succeeding years, regardless of whether the corporation continues to meet the PFIC income test or the PFIC asset test, subject to elections to recognize gain that may be available to the shareholder.

To date, we and our subsidiaries have derived most of our income from time and voyage charters, and we expect to continue to do so. This income should be treated as services income, which is not treated as passive income for PFIC purposes. On this basis, we do not believe that we were treated as a PFIC for our taxable year beginning January 1, 2005 or that we will be treated as a PFIC for our taxable year beginning January 1, 2006 or for any future taxable year. This conclusion is based in part upon our beliefs regarding our past assets and income and our current projections and expectations as to our future business activity, including, in particular, our expectation that the proportion of our income derived from bareboat charters will not materially increase. Moreover, the IRS may disagree with the conclusion that that time and voyage charters do not give rise to passive income for purposes of the PFIC income test. Accordingly, we can provide no assurance that we will not be treated as a PFIC for our taxable year beginning January 1, 2005 or for any subsequent taxable year.

Consequences of PFIC Status. If we are treated as a PFIC for any taxable year during which a United States holder holds our common shares, then, subject to the discussion of the qualified electing fund (“QEF”) and mark-to-market rules below, the United States holder will be subject to a special and adverse tax regime in respect of (1) gains realized on the sale or other disposition of our common shares and (2) distributions on our common shares to the extent that those distributions are treated as excess distributions. An excess distribution generally includes dividends or other distributions received from a PFIC in any taxable year of a United States holder to the extent that the amount of those distributions exceeds 125 percent of the average distributions made by the PFIC during a specified base period. A United States holder that is subject to the PFIC rules (1) will be required to allocate excess distributions received in respect of our common shares and gain realized on the sale of common shares to each day during the United States holder’s holding period for the common shares, (2) will be required to include in income as ordinary income the portion of the excess distribution or gain that is allocated to the current taxable year and to certain pre-PFIC years, and (3) will be taxable at the highest rate of taxation applicable to ordinary income for the prior years, other than pre-PFIC years, to which the excess distribution or gain is allocable, without regard to the United States holder’s other items of income and loss for such prior taxable years (“deferred tax”). The deferred tax for each prior year will be increased by an interest charge for the period from the due date for tax returns for the prior year to the due date for tax returns for the year of the excess distribution or gain, computed at the rates that apply to underpayments of tax. Pledges of PFIC shares will be treated as dispositions for purposes of the foregoing rules. In addition, a United States holder who acquires common shares from a decedent (other than a decedent that was, for United States federal income tax purposes, a nonresident alien at all times during such decedent’s holding period in the common shares) prior to 2010 generally will not receive a stepped-up basis in the common shares. Instead, the United States holder will have a tax basis in the common shares equal to the lower of the fair market value of the common shares and the decedent’s basis.

QEF Election. In some circumstances, a United States holder may avoid the unfavorable consequences of the PFIC rules by making a QEF election with respect to us. A QEF election effectively would require an electing United States holder to include in income currently its pro rata share of our ordinary earnings and net capital gain. However, a United States holder cannot make a QEF election with respect to us unless we comply with certain reporting requirements and we currently do not intend to provide the required information.

Mark-to-Market Election. A United States holder that holds “marketable” stock in a PFIC may, in lieu of making a QEF election, avoid some of the unfavorable consequences of the PFIC rules by electing to mark the PFIC stock to market as of the close of each taxable year. Under recently promulgated regulations, the common shares will be treated as marketable stock for a calendar year if the common shares are traded on the New York Stock Exchange, in other than de minimis quantities, on at least 15 days during each calendar quarter of the year. A United States holder that makes the mark-to-market election generally will be required to include in income each year as ordinary income an amount equal to the increase in value of the common shares for that year, regardless of whether the United States holder actually sells the common shares. The United States holder generally will be allowed a deduction for the decrease in value of the common shares for the taxable year, to the extent of the amount of gain previously included in income under the mark-to-market rules, reduced by prior deductions under the mark-to-market rules. Any gain from the actual sale of the PFIC stock will be treated as ordinary income, and any loss will be treated as ordinary loss to the extent of net mark-to-market gains previously included in income and not reversed by prior deductions.

Other PFIC Elections. Under recently issued temporary regulations, if a United States holder held our stock during a period when we were treated as a PFIC but the United States holder did not have a QEF election in effect with respect to us, then in the event that we failed to qualify as a PFIC for a subsequent taxable year, the United States holder could elect to cease to be subject to the rules described above with respect to those shares by making a “deemed sale” or, in certain circumstances, a “deemed dividend” election with respect to our stock. If the United States holder makes a deemed sale election, the United States holder will be treated, for purposes of applying the rules described above under the heading “Consequences of PFIC Status”, as having disposed of our stock for its fair market value on the last day of the last taxable year for which we qualified as a PFIC (the “termination date”). The United States holder would increase his, her or its basis in such common stock by the amount of the gain on the deemed sale described in the preceding sentence. Following a deemed sale election, the United States holder would not be treated, for purposes of the PFIC rules, as having owned the common stock during a period prior to the termination date when we qualified as a PFIC.

If we were treated as a “controlled foreign corporation” for United States federal income tax purposes for the taxable year that included the termination date, then a United States holder could make a “deemed dividend” election with respect to our common stock. If a deemed dividend election is made, the United States holder is required to include in income as a dividend his, her or its pro rata share (based on all of our stock held by the United States holder, directly or under applicable attribution rules, on the termination date) of our post-1986 earnings and profits as of the close of the taxable year that includes the termination date (taking only earnings and profits accumulated in taxable years in which we were a PFIC into account). The deemed dividend described in the preceding sentence is treated as an excess distribution for purposes of the rules described above under the heading “Consequences of PFIC Status.” The United States holder would increase his, her or its basis in our stock by the amount of the deemed dividend. Following a deemed dividend election, the United States holder would not be treated, for purposes of the PFIC rules, as having owned the stock during a period prior to the termination date when we qualified as a PFIC. For purposes of determining whether the deemed dividend election is available, we generally will be treated as a controlled foreign corporation for a taxable year when, at any time during that year, United States persons, each of whom owns, directly or under applicable attribution rules, shares having 10% or more of the total voting power of our stock, in the aggregate own, directly or under applicable attribution rules, shares representing more than 50% of the voting power or value of our stock.

A deemed sale or deemed dividend election must be made on the United States holder’s original or amended return for the shareholder’s taxable year that includes the termination date and, if made on an amended return, such amended return must be filed not later than the date that is three years after the due date of the original return for such taxable year. Special rules apply where a person is treated, for purposes of the PFIC rules, as indirectly owning our common stock.

You are urged to consult your own tax advisor regarding our possible classification as a PFIC, as well as the potential tax consequences arising from the ownership and disposition, directly or indirectly, of interests in a PFIC.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and backup withholding unless (i) you are a corporation or other exempt recipient or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding.

The amount of any backup withholding from a payment to you will be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the Internal Revenue Service.

Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information as a foreign private issuer with the SEC. You may inspect and copy our public filings without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, and at the regional offices of the SEC located at 233 Broadway, New York, New York 10279, and the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information about its public reference rooms. You may obtain copies of all or any part of such materials from the SEC upon payment of prescribed fees. You may also inspect reports and other information regarding registrants, such as the Company, that file electronically with the Securities and Exchange Commission without charge at a Web site maintained by the Securities and Exchange Commission at www.sec.gov. In addition, material filed by Tsakos Energy Navigation can be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

Our risk management policy. Our policy is to continuously monitor our exposure to business risks, including the impact of changes in interest rates, currency rates, and bunker prices on earnings and cash flows. We intend to assess these risks and, when appropriate, enter into derivative contracts with creditworthy counter parties to minimize our exposure to these risks. As part of our efforts to manage our risk, we have in the past entered into derivative contracts for both hedging and, periodically, trading purposes.

In August 2001, we created a Risk Committee, which is comprised of our finance director and a standing committee of the board of directors. The primary role of the Risk Committee is to:

•	continuously review and assess all activities that may generate exposure to risk and ensure we are taking appropriate measures;

•	ensure that our policies and procedures for evaluating and managing risks are effective and do not significantly increase overall risk; and

•	assess the effectiveness of derivative contracts and recommend, if necessary, the early termination of any contract.

Our risk management policy provides for the following procedures:

•	All recommendations to enter into a derivative contract must originate either from qualified officers or directors of the company or from equivalent specialized officers of our technical manager;

•	All recommendations to enter into a derivative contract must be reviewed by a combined team of officers and advice is taken, as applicable, from third-party sources (e.g., our bankers, other banks, bunker brokers, insurers, etc.);

•	Any recommendation must be formalized into a specific proposal which defines the risks to be managed, the action to be implemented, and the benefits and potential risks of the proposed derivative contract, which proposal shall be presented to the risk committee; and

•	All derivative contracts must be approved by the Risk Committee and the board of directors.

Interest rate risk

In July 2001, we entered into:

•	two interest rate swap agreements having two year terms (expired in July 2003) with notional amounts of $15 million and $30 million, respectively; and

•	two interest rate swap agreements having three year terms (expired July 2004 and August 2004) with notional amounts of $80 million and $20 million respectively.

The first two agreements, amounting to a notional amount of $45 million, related to a secured credit facility which had an outstanding balance at the time of their expiry in July 2003, of $44.9 million. The other two agreements, with notional amounts totaling $100 million, relate to a secured credit facility which had an outstanding balance of $140.6 million by the time of their expiry in August 2004. Under U.S. generally accepted accounting principles, these swap arrangements did not meet hedging criteria and, therefore, the change in fair value of these swap agreements was reflected in the Company’s statement of income. The fair value may be defined as the amount by which the present value of all future variable rate payments differs from the present value of all the future fixed rate payments. As at December 31, 2002, this difference amounted to negative $7.2 million, of which $3.8 was charged in 2002 and $3.4 million in 2001. However, in 2003, due to the expiry of two of the swaps in July 2003, and partly because of the expectation of increasing rates, there was a net reversal of these charges by $3.5 million, leaving a negative balance of $3.7 million at December 31, 2003, all of which was reversed by August 2004, by which time the remaining two swaps had expired

During 2002, the board of directors passed a resolution providing that all future interest rate swaps entered into by the Company must conform to hedging criteria. All changes in fair value for such swaps would be reflected in the statement of shareholders’ equity and not the income statement. During 2004, 2005 and 2006 to date, certain loans have been repaid or refinanced and the related interest rate swaps, not having been re-designated, have accordingly been de-designated as hedging instruments, as described below.

Swap instruments in existence 2004-2005

1. On December 19, 2002, the Company entered into a five-year interest rate collar swap agreement, which is effective for the period commencing January 21, 2003 and expiring January 21, 2008. The notional amount of the swap is $50 million and it was initially accounted for as a hedge. However, following the prepayment of part of the related loan in May 2004, the swap was not effectively re-designated to any other loan and consequently ceased to qualify for hedge accounting as of that date. As a consequence, its accumulated negative change in fair value of $861 thousand as of the date of the loan repayment was transferred out of other comprehensive income and was reclassified in interest and finance costs, net in the income statement for 2004. Similarly, the negative change in fair value since the date of the loan repayment, amounting to $353 thousand, was charged directly to interest and finance costs, net in the 2004 income statement. In September 2005, the swap was terminated and a gain of $25 thousand realized. During the course of 2005 until the date of termination positive changes in the market value amounted to $1.2 million which was credited to interest and finance costs in the income statement for the year-ended December 31, 2005. In accordance with the terms of the swap agreement, the Company received LIBOR and paid LIBOR up to a cap of 4.5%, which is in place throughout the five year period. If LIBOR was 2.0% or below, or 3.75% or below, on the swap fixing dates during the years 2004 to 2007, respectively, the Company paid interest at a rate of 4.0%.

2. On March 28, 2003, the Company entered into a five-year interest rate swap with a chance range agreement, effective for the period commencing May 9, 2003 and expiring May 9, 2008. The notional amount of the swap is $20 million and it is accounted for as a hedge of the Company’s variable interest rate payments on $20 million of a loan which had an outstanding balance of $24.4 million on March 15,2006. The Company receives LIBOR and pays LIBOR up to a cap of 4.5%, which is in place throughout the five year period. From May 9, 2004 to 2005, if LIBOR is below 4.5%, but above 1.75%, the Company will pay LIBOR. If LIBOR is at 1.75% or below, up to May 9, 2005, then the Company will pay 3.8%. From May 9, 2005 to 2008, if LIBOR is below 4.5% and above 2.5%, the Company will pay LIBOR, unless LIBOR is at or below 2.5%, in which event the Company will pay 4.5%. The fair value of this swap agreement at December 31, 2005 was a positive $173 thousand and was reflected as an asset and component of shareholders’ equity in “other comprehensive income” in our balance sheet.

3. On April 1, 2003, the Company entered into a five-year interest rate collar swap, effective for the period commencing July 30, 2003 and expiring July 30, 2008. The notional amount of the swap is $21.5 million and it was accounted for as a hedge of the Company’s variable interest rate payments on $21.5 million of a syndicated loan which was prepaid on December 2, 2005, at which date the interest rate swap was de-designated as a hedging instrument and a positive amount of $247 thousand was transferred out of other comprehensive income and was reclassified as a credit in interest and finance costs, net in the income statement. The swap remains in existence as anon-hedging instrument. The Company receives LIBOR and pays LIBOR up to a cap of 4.5%, which is in place throughout the five year period. Between July 30, 2004 and 2005, if LIBOR is at or below 1.75%, the Company will pay 4%. From July 30, 2005 to 2008, if LIBOR is below 4.5% and above 2.75%, the Company will pay LIBOR, unless LIBOR is at or below 2.75% when the Company will pay 4.5%. The fair value of this swap agreement at December 31, 2005 was a positive $213 thousand and was reflected as an asset in our balance sheet.

4. On July 14, 2003, the Company entered into a five-year interest rate collar swap agreement, effective for the period commencing July 21, 2003 and expiring July 21, 2008. The notional amount of the swap is $35.99 million. It was accounted for as a hedge of the Company’s variable interest rate payments primarily on two loans, one of which was refinanced in January 2006. As a consequence, the swap instrument has been de-designated within 2006 and an amount, still to be determined, will be transferred out of other comprehensive income and reclassified as a credit in interest and finance costs, net in the income statement. The swap remains as a non-hedging instrument. A cap at 4% plus spread is in place throughout the five year period. A floor at 3.5% plus spread is only activated during the four years commencing July 21, 2004 if LIBOR is below 1.6% during the year commencing July 21, 2004, 2.75% in the three years commencing July 21, 2005. The fair value of this swap agreement at December 31, 2005 was a positive $676 thousand and was reflected as an asset and component of shareholders’ equity in “other comprehensive income” in our balance sheet.

5. On July 11, 2003, the Company entered into a five-year interest rate collar swap agreement, effective for the period commencing July 21, 2003 and expiring July 21, 2008. The notional amount of the swap is $33.84 million for the first 4 years and $24.0 million for another one year. It is accounted for as a hedge of the Company’s variable interest rate payments on $33.84 million of a loan which had an outstanding balance of $35.8 million on March 15,

2006. A cap at 3.925% plus spread is in place throughout the five-year period. A floor at the same rate is only activated during the four years commencing July 21, 2004 if LIBOR is below 1.55% during the year commencing July 21, 2004, 2.3% in the year commencing July 21, 2005, and 2.6% in the two years commencing July 21, 2006. The fair value of this swap agreement at December 31, 2005 was a positive $599 thousand and was reflected as an asset and component of shareholders’ equity in “other comprehensive income” in our balance sheet.

6. On April 2, 2004, the Company entered into a five-year interest rate swap agreement, effective for the period commencing April 6, 2004. The notional amount of the swap, which declines in relation to the loan amortization schedule, was initially $40 million and $37.8 million at December 31, 2004 and was $ 33.5 million when the loan was prepaid in September 2005 and the swap terminated. It was accounted for as a hedge of the Company’s variable interest rate payments on the loan until prepayment. A cap at 2% was in place throughout the five year term. If 12 month LIBOR was at or above 3.55% at the period ending January 28, 2005, the cap is eliminated. Similarly, if the 12 month LIBOR reached 4.55% in the second year, 5.0% in the third year, 5.5% in the fourth year or 6.0% in the fifth year, the cap is eliminated. On termination an amount of $605 thousand was realized as a gain and credited to interest and finance costs, net in the income statement for 2005.

7. On June 16, 2004, the Company entered into a five-year interest rate swap agreement, effective for the period commencing September 17, 2004. The notional amount of the swap, which declines in relation to the loan amortization schedule, was $24.5 million initially and at December 31, 2005 was $22.5 million. In January 2006, the loan was prepaid. As a consequence, the swap instrument has been de-designated within 2006 and an amount, still to be determined, will be transferred out of other comprehensive income and reclassified as a credit in interest and finance costs, net in the income statement. The swap remains as a non-hedging instrument. A cap at 2.75% is in place throughout the five year period. If 12 month LIBOR is at or above 4.25% at the period ending January 29, 2005, the cap is eliminated. Similarly, if the 12 month LIBOR reaches 5.0% in the second year, 5.5% in the third year, 6.00% in the fourth year or 6.25% in the fifth year, the cap is eliminated. The fair value of this swap agreement at December 31, 2005 was a positive $721 thousand and was reflected as an asset and component of shareholders’ equity in “other comprehensive income” in our balance sheet.

8. On June 17, 2004, the Company entered into a five-year interest rate swap agreement, effective for the period commencing September 9, 2004. The notional amount of the swap, which declines in relation to the loan amortization schedule, was $24.5 million initially and at December 31, 2005 was $ 23.8 million. It was accounted for as a hedge of the Company’s variable interest rate payments on the loan which had an outstanding balance of $22.4 million when it was repaid on December 2, 2005, at which date the interest rate swap was de-designated as a hedging instrument and a positive amount of $800 thousand was transferred out of other comprehensive income and was reclassified as a credit in interest and finance costs, net in the income statement. The swap remains in existence as a non-hedging instrument. A cap at 3.0% is in place throughout the five year period. If 12 month LIBOR is at or above 4.1% at the period ending September 29, 2005, the cap is eliminated. Similarly, if the 12 month LIBOR reaches 5.3% in the second year, 6.0% in the third year, and 6.25% in the fourth year and 6.5% in the fifth year, the cap is eliminated. The fair value of this swap agreement at December 31, 2005 was a positive $643 thousand and was reflected as an asset in our balance sheet.

9. On June 17, 2004, the Company entered into a five-year interest rate swap agreement, effective for the period commencing November 23, 2004. The notional amount of the swap, which declines in relation to the loan amortization schedule, was initially $ 23.6 million. It is accounted for as a hedge of the Company’s variable interest rate payments on a loan which had an outstanding balance of $21.9 million on March 15, 2006. A cap at 4.1% is in place throughout the five year period. If 12 month LIBOR is at or above 4.25% at the period ending November 23, 2005, the cap is eliminated. Similarly, if the 12 month LIBOR reaches 5.25% in the second year, 5.75% in the third year, 6.05% in the fourth year or 6.3% in the fifth year, the cap is eliminated. The fair value of this swap agreement at December 31, 2005 was a positive $172 thousand and was reflected as an asset and component of shareholders’ equity in “other comprehensive income” in our balance sheet.

10. On June 1, 2005, the Company entered into an interest rate swap agreement, which is effective for the period commencing January 4, 2007 through 2015. The notional amount of the swap is $ 23.3 million and it was accounted for as a hedge of the Company’s variable interest rate payments on a bank loan drawn in January 2005, until repayment of the loan on December 2, 2005, at which date the interest rate swap was de-designated as a hedging instrument and a positive amount of $682 thousand was transferred out of other comprehensive income and reclassified as a credit in interest and finance costs, net in the income statement. The swap remains as a non-hedging swap. In accordance with the terms of the swap agreement, the Company receives LIBOR and pays a fixed rate of 4.41%. The fair value of this swap agreement at December 31, 2005 was a positive $516 thousand and was reflected as an asset in our balance sheet.

11. On September 21, 2005, the Company entered into an interest rate swap agreement, which is effective for the period commencing March 30, 2006 through September 30, 2012. The notional amount of the swap is $79.1 million and it is accounted for as a hedge of the Company’s variable interest rate payments primarily on two bank loans drawn in 2005, which had combined balances of $81.5 million at March 15, 2006. In accordance with the terms of the swap agreement, the Company receives LIBOR and pays a fixed rate of 4.5%. The fair value of this swap agreement at December 31, 2005 was a positive $1.2 million and was reflected as an asset and a component of shareholders’ equity in “other comprehensive income” in our balance sheet.

12. On October 21, 2005, the Company entered into an interest rate swap agreement, which is effective for the period commencing September 6, 2006 through March 6, 2014. The notional amount of the swap is $125 million and it is accounted for as a hedge of the Company’s variable interest rate payments primarily on a bank loan drawn in 2005, which had a balance of $125 million at March 15, 2006. In accordance with the terms of the swap agreement, the Company receives LIBOR and pays a fixed rate of 4.255% if six-month LIBOR is below 5.5% for the first two years, below 6% in the third year and below 6.25% in the remaining years, otherwise the Company pays six-month LIBOR minus 0.25%. The fair value of this swap agreement at December 31, 2005 was a negative $489 thousand and was reflected as a liability and a component of shareholders’ equity in “other comprehensive loss” in our balance sheet.

As of March 15, 2006, we had $517.1 million of long-term variable rate debt outstanding under our secured loan facilities. A further two loans starting in January and February 2006, with a combined balance of $76.1 million at March 15, 2006 are at a fixed interest rate up to $57.7 million, and the remaining $18.4 million at a variable interest rate. The earnings and cash flow impact for the next year resulting from a one-percentage point increase in interest rates would be a reduction of $5.4 million. This is based on the current debt outstanding and current amortization schedule, without taking into account the swap arrangements discussed above.

We currently have $279.0 million in effective hedging swaps and a further $126.5 million in interest rate swaps that do not currently meet hedging criteria. The annualized impact in terms of swap related interest payable resulting from a one-percentage point increase in interest rates would be an increase of approximately $3.4 million in earnings and cash flow. The annualized impact resulting from a one-percentage point decrease in interest rates would be a decrease of approximately $2.4 million in earnings and cash flow.

Foreign exchange rate fluctuation

The currency the international tanker industry is primarily using is the U.S. dollar. Virtually all of our revenues are in U.S. dollars and the majority of our operating costs are incurred in U.S. dollars. We incur certain operating expenses in foreign currencies, the most significant of which are in Euros. During fiscal 2005, approximately 25% of the total of our vessel and voyage costs, overhead and dry-dock expenditures were denominated in Euro. However, we have the ability to shift our purchase of goods and services from one country to another and, thus, from one currency to another in order to mitigate the effects of exchange rate fluctuations. We have a policy of continuously monitoring and managing our foreign exchange exposure. To date, we have not engaged in any foreign currency hedging transactions, as we do not believe we have had significant risk exposure to foreign currency fluctuations.

Inflation

Although inflation has had a moderate impact on operating expenses, dry docking expenses and corporate overhead, our management does not consider inflation to be a significant risk to direct costs in the current and foreseeable economic environment. However, if inflation becomes a significant factor in the world economy, inflationary pressures could result in increased operating and financing costs.

Item 12.	Description of Securities Other than Equity Securities

Not Applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not Applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

In 2005, our board of directors adopted a shareholder rights plan that authorizes issuance to our exiting shareholders substantial preferred share rights and additional common shares if any third party seeks to acquire control of a substantial block of our common shares. See “Description of Capital Stock—Shareholder Rights Plan” included in this annual report and our Report on Form 6-K, filed with the SEC on September 30, 2005, for a description of the shareholder rights plan.

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Company’s management, with the participation of the Company’s chief executive officer and chief financial officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by this annual report. Based on that evaluation, the chief executive officer and the chief financial officer concluded that the Company’s disclosure controls and procedures as of the end of the period covered by this annual report were designed and were functioning effectively to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. The Company believes that a system of controls, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

Change in Internal Control over Financial Reporting

No change in the Company’s internal control over financial reporting occurred during the Company’s most recent fiscal year that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

The Board of Directors of the Company has determined that Francis T. Nusspickel and D. John Stavropoulos, whose biographical details are included in Item 6, each qualifies as an audit committee financial expert as defined under current SEC regulations and each is independent in accordance with the listing standards of the New York Stock Exchange.

Item 16B.	Code of Ethics

The Company has adopted a code of ethics that applies to its directors, officers and employees. A copy of our code of ethics is posted in the “Investor Relations” section of the Tsakos Energy Navigation Limited website, and may be viewed at http://www.tenn.gr. We will also provide a hard copy of our code of ethics free of charge upon written request of a shareholder. Shareholders may direct their requests to the attention of Investor Relations, c/o George Saroglou or Paul Durham, Tsakos Energy Navigation Limited, 367 Syngrou Avenue, 175 64 P. Faliro, Athens Greece.

Item 16C.	Principal Accountant Fees and Services

Ernst & Young (Hellas) Certified Auditors Accountants S.A., or Ernst & Young, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2005, 2004 and 2003.

The chart below sets forth the total amount billed and accrued for the Ernst & Young services performed in 2005 and 2004 and breaks down these amounts by the category of service (in Euros).

	2004	2005
Audit fees	191,475	218,400
Audit-Related fees	33,120	11,440
Tax fees	18,000	18,000
All other fees	—	—
Total fees	242,595	247,840

Audit Fees

The audit fees include the aggregate fees billed or accrued for professional services rendered for the audit of our 2004 and 2005 annual financial statements and for related services that are reasonably related to the performance of the audit or services that are normally provided by the auditor in connection with regulatory filings or engagements for those financial years (including comfort letters, review of the 20-F, consents and other services related to SEC matters).

Audit-Related Fees

The audit-related fees include the aggregate fees billed for certain accounting consultations and other work which are not reported under audit services, including the review of work performed by other parties relating to the implementation of Sarbanes-Oxley requirements.

Tax Fees

The Ernst & Young office in Columbus, Ohio, United States provided tax services for 2004 and 2005, by assisting the Company in submitting tax declarations for those subsidiaries whose vessels performed voyages to the United States within 2003 and 2004, respectively. None of the declarations indicated a tax liability. Ernst & Young did not provide any tax services for 2003.

All Other Fees

Ernst & Young did not provide any other services that would be classified in this category during 2004 and 2005.

Pre-approval Policies and Procedures

The Audit Committee Charter sets forth the Company’s policy regarding retention of the independent auditors, requiring the Audit Committee to review and approve in advance the retention of the independent auditors for the performance of all audit and lawfully permitted non-audit services and the fees related thereto. The Chairman of the Audit Committee or in the absence of the Chairman, any member of the Audit Committee designated by the Chairman, has authority to approve in advance any lawfully permitted non-audit services and fees. The Audit Committee is authorized to establish other policies and procedures for the pre-approval of such services and fees.

Where non-audit services and fees are approved under delegated authority, the action must be reported to the full Audit Committee at its next regularly scheduled meeting.

Item 16D.	Exemptions from the Listing Standards for Audit Committees.

Not Applicable

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

During 2005, three share buy-back programs were announced with an authorized amount of $68.5 million in total. As set forth below, during 2005, the Company purchased 1,016,790 shares in the open market in a buy-back program at a cost of approximately $37.8 million. The transactions were open market-based through the New York Stock Exchange. The shares were immediately deemed cancelled on purchase in accordance with the Company’s bye-laws and Bermudan legislation. The shares listed below represent the only shares repurchased by the Company in 2005.

Common Shares Repurchased by the Company

(per month in 2005)

Month	Number of Shares	Average Price
March	13,805	38.09
May	198,420	38.97
June	147,400	38.17
July	42,000	41.43
August	248,100	37.63
September	89,065	37.03
October	227,200	33.69
November	50,800	36.29
Total	1,016,790	37.13

PART III

Item 17.	Financial Statements

Not Applicable.

Item 18.	Financial Statements

Reference is made to pages F-1 through F-20 incorporated herein by reference.

Item 19.	Exhibits.

Number	Description

1.1	Memorandum of Association of Tsakos Energy Navigation Limited*

1.2	Bye-laws of Tsakos Energy Navigation Limited*

4.1	Rights Agreement, dated as of September 29, 2005, between Tsakos Energy Navigation Limited and The Bank of New York, as Rights Agent (filed as an exhibit to the Company’s Form 6-K filed with the SEC on September 30, 2005, and hereby incorporated by reference)

4.2	1998 Stock Option Plan of Tsakos Energy Navigation Limited*

4.3	Tsakos Energy Navigation Limited 2004 Incentive Plan†

4.4	Form of Amended Management Agreement, dated September 28, 2004 between Tsakos Energy Navigation Limited and Tsakos Energy Management Limited (filed as an exhibit to the Company’s Form 20-F filed with the SEC on April 15, 2005, and hereby incorporated by reference)

4.5	Form of Shipbuilding Contract between a wholly-owned subsidiary of Tsakos Energy Navigation Limited (as Buyer) and Hyundai MIPO Dockyard Co., Ltd. (as Builder)

4.6	Share Sale and Purchase Agreement Relating to Optima United SA between Tsakos Energy Navigation Limited (as Buyer) and Butterfield Shipping Co Ltd (as Seller), dated January 25, 2006

4.7	Share Sale and Purchase Agreement Relating to Optima Maritime SA between Tsakos Energy Navigation Limited (as Buyer) and Butterfield Shipping Co Ltd (as Seller), dated January 25, 2006

8	List of subsidiaries of Tsakos Energy Navigation Limited

11	Code of Ethics†

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Public Accounting Firm

*	Previously filed as an exhibit to the Company’s Registration Statement on Form F-1 (File No. 333-82326) filed with the SEC and hereby incorporated by reference to such Registration Statement.

†	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F filed with the SEC on June 29, 2004 and hereby incorporated by reference to such Annual Report.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TSAKOS ENERGY NAVIGATION LIMITED

Name: Nikolas P. Tsakos Title: President and Chief Executive Officer Date: April 14, 2006

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

ERNST & YOUNG (HEILAS)	Telephone:	+30-210.28.86.000
Certified Auditors - Accountants S.A.	Telefax:	+30-210.28.86.905
11th Klm National Road Athens-Lamia GR-144 51 Metamorphosi, Greece

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

TSAKOS ENERGY NAVIGATION LIMITED

We have audited the accompanying consolidated balance sheets of TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries (“the Company”), as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Overright Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. As audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries at December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Athens, Greece

March 31, 2006

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2004 and 2005

(Expressed in thousands of United States Dollars - except per share data)

	2004	2005
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$116,922	$145,769
Restricted cash	1,453	271
Receivables-
Trade accounts receivable, net	20,206	17,620
Insurance claims	1,282	652
Due from related companies (Note 2)	5,173	1,736
Advances and other	3,828	2,750

	30,489	22,758

Short-term investments (Note 3)	—	10,240
Inventories	4,059	5,406
Prepaid insurance and other	2,347	2,363
Financial instruments - Fair value (Note 8)	981	4,927

Total current assets	156,251	191,734

INVESTMENTS (Note 3)	10,000	21,881
FIXED ASSETS:
Advances for vessels under construction and acquisitions	121,260	150,428
Vessels	805,148	882,210
Accumulated depreciation	(168,874)	(170,848)

Vessels’ Net Book Value	636,274	711,362
Total fixed assets	757,534	861,790

DEFERRED CHARGES, net (Note 4)	15,184	13,769

Total assets	$938,969	$1,089,174

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 5)	$39,693	$51,496
Accounts payable-
Trade	14,937	13,489
Due to related companies (Note 2)	2,657	1,385
Other	1,454	542

	19,048	15,416

Accrued liabilities	8,632	10,139
Accrued bank interest	2,653	5,478
Unearned revenue	6,435	5,332
Deferred income, current portion (Note 6)	4,005	3,168
Financial instruments - Fair value (Note 8)	1,059	489

Total current liabilities	81,525	91,518

LONG-TERM DEBT, net of current portion (Note 5)	325,471	382,023

DEFERRED INCOME, net of current portion (Note 6)	12,452	8,447
STOCKHOLDERS’ EQUITY:
Common stock, $ 1.00 par value; 40,000,000 and 100,000,000 shares authorized at December 31, 2004 and 2005, respectively; 20,175,536 and 19,177,195 issued and outstanding at December 31, 2004 and 2005, respectively	20,176	19,177
Additional paid-in capital	282,451	269,237
Other comprehensive income	1,136	3,067
Retained earnings	215,758	315,705

Total stockholders’ equity	519,521	607,186

Total liabilities and stockholders’ equity	$938,969	$1,089,174

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31 2003, 2004 AND 2005

(Expressed in thousands of United States Dollars - except per share data)

	2003	2004	2005
VOYAGE REVENUES	$241,365	$318,278	$295,623
EXPENSES:
Commissions	11,296	13,065	11,604
Voyage expenses	48,152	42,109	35,970
Charter hire expense	13,146	24,341	24,317
Vessel operating expenses	49,949	53,900	52,945
Depreciation	32,877	35,377	35,697
Amortization of deferred dry-docking costs	7,835	8,753	6,583
Provision for doubtful receivables	700	933	40
Management fees (Note 2)	4,470	5,328	5,460
General and administrative expenses	2,415	3,099	3,631
Management incentive award (Note 2)	—	2,500	2,500
Foreign currency losses/(gains)	389	185	(181)
Amortization of deferred gain on sale of vessels (Note 6)	(541)	(3,167)	(3,168)
Gain on sale of vessels, net (Note 7)	—	(13,608)	(34,540)

Total expenses	170,688	172,815	140,858

Operating income	70,677	145,463	154,765

OTHER INCOME (EXPENSES):
Gain on sale of non-operating vessels, net (Note 7)	—	7,757	10,765
Interest and finance costs, net (Note 8)	(12,372)	(10,135)	(11,247)
Interest Income (Note 3)	387	761	7,360
Share of profits of joint venture	602	—	—
Other, net	(242)	(556)	112

Total other income (expenses), net	(11,625)	(2,173)	6,990

Net Income	$59,052	$143,290	$161,755

Earnings per share, basic (Note 10)	$3.45	$7.53	$8.18

Earnings per share, diluted (Note 10)	$3.44	$7.51	$8.17

Weighted average number of shares, basic	17,134,347	19,034,727	19,772,270

Weighted average number of shares, diluted	17,187,859	19,080,975	19,786,846

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

(Expressed in thousands of United States Dollars - except per share data)

	Compre- hensive Income (Loss)		Common Stock	Additional Paid-in Capital	Accu- mulated Other Compre- hensive Income (Loss)	Retained Earnings	Total Stock- Holders’ Equity
BALANCE January 1, 2003	$		$17,023	$202,862	$(629)	$48,188	$267,444
Net income		59,052				59,052	59,052
- Exercise of stock options (Note 9)			269	2,421			2,690
- Repurchase and cancellation of common stock (140,100 shares)			(140)	(1,652)			(1,792)
- Cash dividends declared and paid ($0.70 per share)						(12,023)	(12,023)
- Fair value of financial instruments		(802)			(802)		(802)

Comprehensive income		$58,250

BALANCE December 31, 2003			$17,152	$203,631	$(1,431)	$95,217	$314,569

Net income		143,290				143,290	143,290
- Issuance of common stock			2,875	78,143			81,018
- Expenses related to the issuance of common stock				(926)			(926)
- Exercise of stock options (Note 9)			149	1,603			1,752
- Cash dividends declared and paid ($1.20 per share)						(22,749)	(22,749)
- Fair value of financial instruments		1,706			1,706		1,706
- Reclassification of losses on undesignated cash flow hedges		861			861		861

Comprehensive income		$145,857

BALANCE, December 31, 2004			$20,176	$282,451	$1,136	$215,758	$519,521

Net income		161,755				161,755	161,755
- Exercise of stock options (Note 9)			18	203			221
- Repurchase and cancellation of common stock (1,016,790 shares)			(1,017)	(13,417)		(23,322)	(37,756)
- Cash dividends declared and paid ($1.95 per share)						(38,486)	(38,486)
- Fair value of financial instruments		4,265			4,265		4,265
- Reclassification of gains on undesignated cash flow hedges (Note 8)		(2,334)			(2,334)		(2,334)

Comprehensive income		$163,686

BALANCE, December 31, 2005			$19,177	$269,237	$3,067	$315,705	$607,186

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

(Expressed in thousands of United States Dollars)

	2003	2004	2005
Cash Flows from Operating Activities:
Net income	$59,052	$143,290	$161,755
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	32,877	35,377	35,697
Amortization of deferred dry-docking costs	7,835	8,753	6,583
Amortization of loan fees	686	368	1,034
Amortization of deferred income	(1,379)	(4,005)	(4,842)
Change in fair value of interest rate swaps	(3,543)	(2,452)	(2,584)
Change in fair value of investments	—	—	(2,122)
Share of profits in joint venture	(602)	—	—
Payments for dry-docking	(15,114)	(3,632)	(9,279)
Gain on sale of vessels, net	—	(21,365)	(45,305)
(Increase) Decrease in:
Receivables	(1,052)	(4,917)	7,731
Inventories	(106)	(678)	(1,347)
Prepaid insurance and other	78	(1,142)	(16)
Increase (Decrease) in:
Accounts payable	3,572	(1,712)	(3,632)
Accrued liabilities	272	2,897	4,333
Unearned revenue	1,608	2,824	(1,103)

Net Cash from Operating Activities	84,184	153,606	146,903

Cash Flows from Investing Activities:
Advances for vessels under construction	(32,096)	(95,923)	(70,705)
Vessel acquisitions and/or improvements	(186,775)	(70,377)	(175,429)
Payments for investments in joint venture	(36)	—	—
Return of investment in joint venture	11,216	—	—
Investments	—	(10,000)	(19,999)
Proceeds from sale of vessels, net	108,854	83,637	157,164
Decrease in restricted cash relating to a performance guarantee	7,000	—	—

Net Cash used in Investing Activities	(91,837)	(92,663)	(108,969)

Cash Flows from Financing Activities:
Proceeds from long-term debt	159,910	40,000	330,685
Financing costs	(751)	(1,020)	(2,603)
Payments of long-term debt	(93,242)	(127,456)	(262,330)
Proceeds from public offering, net of related issuance costs	—	80,092	—
Proceeds from exercise of stock options	2,690	1,752	221
(Increase)/decrease in restricted cash relating to long-term debt	—	(1,453)	1,182
Cash dividend	(12,023)	(22,749)	(38,486)
Repurchase and cancellation of common stock	(1,792)	—	(37,756)

Net Cash from (used in) Financing Activities	54,792	(30,834)	(9,087)

Net increase in cash and cash equivalents	47,139	30,109	28,847
Cash and cash equivalents at beginning of year	39,674	86,813	116,922

Cash and cash equivalents at end of year	$86,813	$116,922	$145,769

Interest paid
Cash paid for interest, net of amounts capitalized	$14,887	$12,517	$10,917

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2004 AND 2005

(Expressed in thousands of United States Dollars)

1.	Significant Accounting Policies

(a)	Basis of presentation and description of business: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and include the accounts of Tsakos Energy Navigation Limited (the “Holding Company”), and its wholly-owned subsidiaries (collectively, the “Company”). Significant intercompany balances and transactions have been eliminated upon consolidation.

The Company owns and operates a fleet of crude and product oil carriers providing worldwide marine transportation services under long, medium or short-term charters.

(b)	Use of Estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities reported in the consolidated financial statements and the accompanying notes. Actual results could differ from those estimates.

(c)	Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar because the Company’s vessels operate in international shipping markets in which the U.S. Dollar is utilized to transact most business. The accounting books of the Holding Company and its wholly owned subsidiaries are also maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated to reflect the year-end exchange rates. Resulting gains or losses are separately reflected in the accompanying Consolidated Statements of Income.

(d)	Cash and Cash Equivalents: The Company classifies highly liquid investments such as time deposits and certificates of deposit with original maturity of three months or less as cash and cash equivalents. Minimum cash deposits required to be maintained with banks for loan compliance purposes and deposits with certain banks that may only be used for the purpose of loan repayments are classified as restricted cash.

(e)	Trade Accounts Receivable: Trade accounts receivable, net at each balance sheet date, includes estimated recoveries from charterers for hire, freight and demurrage billings and unbilled receivables, net of an allowance for doubtful accounts ($1,378 and $641 as of December 31, 2004 and 2005, respectively, estimated on an item by item basis). Unbilled receivables amount to $4,210 and $6,143 as of December 31, 2004 and 2005, respectively.

(f)	Inventories: Inventories consist of bunkers, lubricants, victualling and stores and are stated at the lower of cost or market value. The cost is determined by the first-in, first-out method.

(g)	Investments: All investments with original maturities greater than three months and with maturities less than one year from the balance sheet date are considered short-term investments. Investments with maturities greater than one year from the balance sheet date are considered long-term investments. The Company has investments in a convertible bond and in structured notes offered by various financial services providers whose return is linked with changes in various market or commodity indices which are reported at fair value. Changes in fair value of these investments are included in interest income in the accompanying Consolidated Statements of Income.

(h)	Vessels’ Cost and Depreciation: Vessels are stated at cost and include contract price and pre- delivery costs incurred during the construction of new buildings, including capitalized interest and expenses incurred upon acquisition of second-hand vessels. Subsequent expenditures for conversions and major improvements are capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise they are charged to expense as incurred. Expenditures for routine maintenance and repairs are expensed as incurred.

Depreciation is provided on the straight-line method based on the estimated remaining economic useful lives of the vessels, less an estimated residual scrap value which equals to the product of the lightweight tonnage and estimated scrap rate. Economic useful lives are estimated at 25 years from the date of original delivery from the shipyard, adjusted as necessary for any regulations that may require earlier phase-out.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2004 AND 2005

(Expressed in thousands of United States Dollars)

1.	Significant Accounting Policies (continued):

(i)	Impairment of Vessels: The Company reviews vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of a vessel may not be recoverable. Impairment for a vessel should be recognized when the estimate of future undiscounted cash flows expected to be generated by the use of the vessel over its remaining useful life is less than its carrying amount. Measurement of the impairment is based on the excess of the carrying amount over the fair market value of the asset.

(j)	Accounting for Special Survey and Dry-docking Costs: The Company follows the deferral method of accounting for dry-docking and special survey costs whereby actual costs incurred are included in deferred charges and are amortized on a straight-line basis over the period to the next dry-docking (generally 2 Vi years). Costs incurred during the dry-docking period, relating to routine repairs and maintenance are expensed. The unamortized portion of special survey and dry-docking costs for vessels that are sold is included as part of the carrying amount of the vessel in determining the gain on sale of the vessel.

(k)	Loan Costs: Costs, including fees and legal expenses, incurred for obtaining new loans or refinancing existing loans are capitalized and included in deferred charges and amortized over the term of the respective loan, using the effective interest rate method. Any unamortized balance of costs relating to loans repaid or refinanced is expensed in the period the repayment or refinancing is made.

(l)	Accounting for Revenue and Expenses: Revenues are generated from freight billings and time charter hire. Time charter revenue, including bare-boat hire, is recorded over the term of the charter as the service is provided. Revenues from voyage charters on the spot market or under contract of affreightment are recognized on the proportional performance method using the discharge to discharge basis. Vessel voyage and operating expenses and charter hire expense are accounted for in the period incurred on an accrual basis. Unearned revenue represents cash received prior to the year end which relates to revenue applicable to periods after the year-end. The operating revenues and voyage expenses of vessels operating under a tanker pool are pooled and are allocated to the pool participants on a time charter equivalent basis, according to an agreed upon formula. As at the reporting date, revenues from variable hire arrangements are recognized to the extent the amounts are fixed or determinable at that date.

Voyage revenues for the years ended December 31, 2003, 2004 and 2005, included revenues derived from significant charterers as follows (in percentages of total voyage revenues):

Charterer	2003	2004	2005
A	17%	19%	16%
B	Under 10%	Under 10%	11%
C	Under 10%	Under 10%	11%

(m)	Segment Reporting: The Company does not evaluate the operating results by type of vessel or by type of charter. Although operating results may be identified by type of vessel, management, including the chief operating decision maker, reviews operating results primarily by revenue per day and operating results of the fleet. Thus the Company has determined that it operates in one reportable segment, the worldwide maritime transportation of crude and refined oil.

(n)	Interest Rate Swap Agreements: The Company regularly enters into interest rate swap contracts to manage its exposure to fluctuations of interest rates associated with its specific borrowings. Interest rate differentials paid or received under these swap agreements are recognized as part of interest expense related to the hedged debt. The fair value of these swap agreements and changes therein are recognized in the consolidated balance sheets and other comprehensive income/(loss). Interest rate swap agreements that are not designated as hedges are adjusted to fair value through income. Realized gains or losses on early termination of these instruments when the related cash flows are no longer considered probable are also classified in interest and finance costs, net.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2004 AND 2005

(Expressed in thousands of United States Dollars)

1.	Significant Accounting Policies (continued):

(o)	Accounting for Leases: Leases of assets under which all the risks and rewards of ownership are effectively retained by the lessor are classified as operating leases. Lease payments under an operating lease are recognized as an expense over the lease term.

(p)	Stock Based Compensation: The Company has a stock option plan and a share based incentive plan that covers directors and officers of the Company and employees of the related companies discussed in Note 2 (See Note 9). The Company currently applies the fair-value-based method of accounting for share-based payments in accordance with Statement 123. The Company used the Black-Scholes-Merton formula to estimate the value of stock options granted to employees and expects to continue to use this option valuation model upon the required adoption of Statement 123(R) on January 1, 2006.

In December 2004, the FASB issued FASB Statement No. 123 (revised 2004), Share-Based Payment which focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. Statement 123(R) applies to the Company as of the beginning of the first interim or annual reporting period that begins after June 15, 2005, and applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. The Company plans to adopt Statement 123(R) under the modified prospective method on January 1, 2006. The Company anticipates that the adoption of Statement 123(R) will not have a material impact on its results of operations, financial position or cash flows.

(q)	Recent Accounting Pronouncements: In May 2005, the FASB issued Statement 154, “Accounting Changes and Error Corrections”, a replacement of APB Opinion No. 20 and SFAS 3. The Statement requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. APB Opinion No. 20, Accounting Changes, previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 also requires that a change in method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate that is effected by a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in accounting years beginning after December 31, 2005. The Company will adopt this pronouncement as of January 1, 2006.

(r)	Reclassification of Prior Year Balances: Certain minor reclassifications have been made to the prior year Consolidated Balance Sheet and Statement of Cash Flows to conform to the current year presentation.

2.	Transactions with Related Parties

(a)	Tsakos Energy Management S.A.: The Company has a Management Agreement (“Management Agreement”) with Tsakos Energy Management (the “Management Company”), a Liberian corporation, to provide overall executive and commercial management of its affairs for a monthly fee of $18 per owned vessel and $12.5 per chartered-in vessel from July 1, 2004 ($15 per vessel for all vessels in 2003 and until June 30, 2004). In addition to the management fee, the last amendment to the management agreement made in September 2004 provides for an incentive award to the management company, which is at the absolute discretion of the Company’s Board of Directors. The incentive award program is based on the Company’s annual return on equity (“ROE”), and an award scale, ranging from ROE greater than 15% corresponding to an award amount of $1,000 up to ROE greater than 25% with an award amount of $2,500 (award amounts corresponding to the award scale increased to $1,250 up to $3,500 for 2006). For 2004 and 2005, the return on equity was in excess of 25% and, therefore, the 2004 and 2005 incentive award of $2,500 is included in accrued liabilities in the accompanying December 31, 2004 and 2005 Consolidated Balance Sheets.

The Company and Tsakos Energy Management have certain officers and directors in common. The President, who is also the Chief Executive Officer and a Director of the Company, is also the sole stockholder of Tsakos Energy Management. Tsakos Energy Management may unilaterally terminate its management agreement with the Company at any time upon one year’s notice. In addition, if even one director was elected to the Company’s Board of Directors without having been recommended by the existing board, Tsakos Energy Management would

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2004 AND 2005

(Expressed in thousands of United States Dollars)

2.	Transactions with Related Parties (continued)

have the right to terminate the Management Agreement on ten days’ notice. If Tsakos Energy Management terminates the agreement for this reason, the Company would be obligated to pay Tsakos Energy Management the present value of all payments that would have otherwise become due under the Management Agreement until June 30 in the tenth year following the date of the termination plus the average of the incentive awards previously paid to Tsakos Energy Management multiplied by ten. This would result in a total payment of approximately $79,000 as of December 31, 2005. Under the terms of the Management Agreement between the Company and Tsakos Energy Management, the Company may terminate the agreement only under specific circumstances, such as breach of contract by the manager and change of control in the shareholding of the manager without the prior approval of the Company’s Board.

Future management fees payable under this management agreement based on existing vessels and vessels scheduled for future delivery as at December 31, 2005, are:

Year	Amount
2006	7,094
2007	7,545
2008	7,670
2009	7,776
2010 and thereafter	34,344

64,429

Management fees for vessels for the years ended December 31, 2003, 2004 and 2005 amounted to $4,470, $5,328 and $5,460, respectively and are included in the accompanying Consolidated Statements of Income. Also under the terms of the Management Agreement, Tsakos Energy Management provides supervisory services for the construction of new vessels for a monthly fee of $15 per vessel during 2003 to June 30, 2004 and $12.5 from July 1, 2004 ($18 relating to the construction of an LNG carrier). These fees amounted to $1,129, $2,099 and $1,962 during the years ended December 31, 2003, 2004 and 2005, respectively, and are either accounted for as part of construction costs for delivered vessels or are included in Advances for Vessels under Construction. The amount due from Tsakos Energy Management to the Company amounted to $2 and $0 at December 31, 2004 and 2005, respectively.

(b)	Tsakos Shipping and Trading S.A. (“Tsakos”): Tsakos Energy Management has appointed Tsakos to provide technical management to the Company’s vessels. Tsakos, at the consent of the Company, may subcontract all or part of the technical management of any vessel to an alternative unrelated technical manager. Certain directors of Tsakos and of Tsakos Energy Management are family-related individuals. Certain directors of Tsakos are also shareholders of the Company. According to the technical management contract between Tsakos and Tsakos Energy Management, the Company has an obligation to pay most of the estimated monthly operating requirements of its fleet in advance directly to Tsakos. Certain of the Company’s subsidiaries provided advances which amounted to $5,173 and $1,180 at December 31, 2004 and 2005, respectively and are reported as amounts due from related companies in the accompanying Consolidated Balance Sheets, while other subsidiaries of the Company have payables to Tsakos which amounted to $112 and $1,070 at December 31, 2004 and 2005, respectively, that are reported as amounts due to related companies in the accompanying Consolidated Balance Sheets.

Tsakos Energy Management, at its own expense, pays technical management fees to Tsakos, and the Company bears and pays directly to Tsakos most of its operating expenses, including repairs and maintenance, provisioning and crewing of the Company’s vessels, as well as certain charges which are capitalized or deferred. Such charges include reimbursement of travel and subsistence costs of Tsakos personnel sent overseas to supervise repairs and perform inspections on Company vessels. Amounts paid to Tsakos amounted to $45,920, $47,523 and $49,149 in the aggregate during the years ended December 31, 2003, 2004 and 2005, respectively.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2004 AND 2005

(Expressed in thousands of United States Dollars)

2.	Transactions with Related Parties (continued)

Furthermore, Tsakos provides chartering services for the Company’s vessels by communicating with third party brokers to solicit research and propose charters for the Company. For this service, the Company pays to Tsakos a chartering commission of approximately 1.25% on all freights, hires and demurrages. Such commissions for the years ended December 31, 2003, 2004 and 2005 totalled, $3,627, $4,078 and $3,706, respectively, and are included in Commissions in the accompanying Consolidated Statements of Income. Commissions due to Tsakos by the Company amounted to $651 and $235 at December 31, 2004 and 2005, respectively and are included in due to related companies in the accompanying Consolidated Balance Sheets.

(c)	Argosy Insurance Company Limited (“Argosy”): The Company places its hull and machinery insurance, increased value insurance and war risk insurance through Argosy, a captive insurance company affiliated with Tsakos. For the years ended December 31, 2003, 2004 and 2005, the Company was charged by Argosy insurance premiums of $2,519, $4,889 and $5,705, respectively, which are included in Vessel operating expenses in the accompanying Consolidated Statements of Income. Insurance premiums payable to/(receivable from) Argosy at December 31, 2004 and 2005 amounted to $1,437 and $(556), respectively and are included in due to/(from) related companies in the accompanying Consolidated Balance Sheets.

(d)	AirMania Travel S.A. (“AirMania”): Since June 2000, the Company uses an affiliated company, Air Mania, for travel services. Travelling expenses for the years ended December 31, 2003, 2004 and 2005 amounted to $975,$1,343 and $1,741, respectively and are included in Vessel operating expenses in the accompanying Consolidated Statements of Income. Amounts payable to Air Mania at December 31, 2004 and 2005 were $457 and $80, respectively and are included in due to related companies in the accompanying Consolidated Balance Sheets.

3.	Investments

At December 31, 2004 and 2005, short and long-term investments are reported at fair value as follows:

(a)	Short-term investment:

i.	Structured Note amounting to $10,000, acquired in November 2005 and maturing in November 2006, with a return linked to the price of oil. The fair value of this Note at December 31, 2005 was $10,240, including an unrealized gain of $240 for the year ended December 31, 2005, reported in interest income in the Consolidated Statements of Income. The investment was sold in March 2006.

(b)	Long-term investments:

i.	An Equity Index-Linked Structured Note of $5,000 acquired in May 2004, maturing in May 2007, with its return linked to changes in the DJ Euro STOXX 50 Index, with principal protected at maturity. Another Equity Index-Linked Structured Note, of $5,000 acquired in November 2005, maturing in December 2008, with its return linked to changes in the NIKKEI 225 Index, with principal protected at maturity. The fair value of these Notes at December 31, 2005 was $5,638 and $5,367 respectively. The NIKKEI 225 Index Note was sold in March 2006.

ii.	A Structured Note of $4,999 acquired in March 2005, maturing in March 2008, with principal protected at maturity. The return on the Note is linked to a set range of 6-month LIBOR rates during the three-year period of the Note. The fair value of this Note at December 31, 2005 was $4,699.

iii.	In July 2005, the Company invested $5,000 in an 8% interest bearing convertible bond in a publicly quoted company listed on the Oslo Bors. The conversion price of the bond is $12.50 cents per common share, which would result in a conversion to 400,000 common shares in the publicly quoted company. The fair value of this investment at December 31, 2005 amounted to $6,177 and was determined using the closing price of the common shares of the publicly quoted company as at balance sheet date resulting in an unrealized gain amounting to $1,177, and is reported in interest income in the accompanying Consolidated Statements of Income.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2004 AND 2005

(Expressed in thousands of United States Dollars)

3.	Investments (continued)

Changes to the fair value of above instruments amounted to $0 and $2,122 for the year ended December 31, 2004 and 2005, respectively, are reported in interest income in the accompanying Consolidated Statements of Income.

4.	Deferred charges

Deferred charges, consisted of dry-docking and special survey costs, net of accumulated amortization, amounted to $13,068 and $10,145 at December 31, 2004 and 2005, respectively, and loan fees, net of accumulated amortization amounted to $2,116 and $3,624 at December 31, 2004 and 2005, respectively. Amortization of deferred dry-docking costs is separately reflected in the accompanying Consolidated Statements of Income, while amortization of loan fees is included in interest and finance costs, net in the accompanying Consolidated Statements of Income.

5.	Long-term debt

	December 31,
Facility	2004	2005
(a) Reducing Revolving Credit Facilities	151,556	319,756
(b) Term Bank Loans	213,608	113,763

Total	365,164	433,519
Less - current portion	(39,693)	(51,496)

Long - term portion	325,471	382,023

(a)	Reducing revolving credit facilities

During 2005, a reducing revolving credit facility which had a balance of $110,110 at December 31, 2004 was voluntarily closed and the remaining balance repaid.

As at December 31, 2005, the Company had six open reducing revolving credit facilities, all of which are reduced in semi-annual installments, and one open facility which has both a reducing revolving credit component and a term bank loan component. The aggregate available unused amount under these facilities and the term debt portion of the facility described below in item 4, at December 31, 2005 is $777,229. The details are as follows:

1.	A facility obtained in March 1999 with a balance of $37,771 at December 31, 2005 (balance $41,446 at December 31, 2004) relating to the vessel Millennium. The balance is repayable in two further installments in 2006 including the final installment and balloon payment in December 2006.

2.	A facility agreed in 2002 relating to four vessels, two of which were sold in 2003 and part of the total loan was repaid accordingly. The remaining amount of $57,480 was drawn on the other two vessels, and was fully prepaid in 2004, but available for drawing subject to scheduled semi-annual reductions.

3.	A facility which had been agreed in 2004 for the future refinancing of an existing facility, and the partial financing of two new vessels was partially drawn upon during 2005 ($82,725) on delivery of two of those vessels, Euro champion 2004 and Euronike. The outstanding drawn balance amounted to $81,525 at December 31, 2005. The unused balance at December 31, 2005 is $50,825.

4.	A secured loan facility agreed in November 2004 for the partial financing of four new vessels to be delivered in 2006 and 2007 remained undrawn throughout 2005. Of the total facility of $179,384, $126,662 is in the form of term debt of fixed interest, and the remaining $52,722 is a credit facility at variable interest.

5.	A new facility agreed in 2005 for a total amount of $250,000 to provide refinancing of the debt on seven existing vessels and partial financing for one newbuilding on future delivery. In total, an amount of $125,010 had been drawn on this facility by December 31, 2005. The unused balance at December 31, 2005 is $124,990.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2004 AND 2005

(Expressed in thousands of United States Dollars)

5.	Long-term debt (continued)

6.	A further facility was agreed in 2005 with another bank for an amount of $220,000 to provide refinancing of the debt on three existing vessels and for the partial financing of three newbuildings on future delivery. In total, an amount of $75,450 had been drawn on this facility and is outstanding at December 31, 2005. The unused balance at December 31, 2005 is $144,550.

7.	On December 28, 2005, a new facility was agreed for a total amount of $220,000 to provide refinancing of the debt on two existing vessels and financing for future acquisitions. No amount had been drawn as at December 31, 2005 on this facility. In January 2006, $131,320 was drawn on this facility for the refinancing of a $45,000 loan discussed below and to finance the acquisition of the VLCC La Prudencia, discussed in Note 14 (b).

Of the above unused facilities, an amount of $313,884 will be used to finance delivery installments due in 2006 and 2007, relating to eight of the vessels under construction.

Installment payments or scheduled reductions, together with balloon payments, on these credit facilities on which amounts had been drawn as at December 31, 2005 will be through December, 2019. Interest is payable at a rate based on LIBOR plus a spread. At December 31, 2005, interest on these facilities ranged from 3.835% to 5.365%.

(b)	Term bank loans

During 2005 the Company drew on two loans that had been agreed in 2004. The first loan, relating to the new delivery Didimon, amounted to $26,250, of which $730 was repaid before the remaining balance was prepaid and refinanced as part of a facility described above. The second loan, consisting of a loan facility amounting to $71,250, of which an amount of $21,250 was used to partially finance the vessel Dionisos, which was repaid as a result of the sale of the vessel in October 2005. As of December 31, 2005, the Company had undrawn loan amounts of $50,000, which the Company plans to use for the financing of future deliveries.

Balances outstanding at December 31, 2005 included $24,375 relating to the vessel Opal Queen, $21,938 to the vessel Aztec, and $22,450 to the vessel Parthenon. A further $45,000 outstanding as at December 31, 2005, relating to the vessels Maya and Inca, was repaid and refinanced in January 2006 through a facility mentioned above.

The term bank loans are payable in U.S. Dollars generally in semi-annual installments with a balloon payment due at maturity. Such loans mature between July 2012 and May 2014. Interest rates on outstanding loans as at December 31, 2005 are based on LIBOR plus a spread, and range from 4.63% to 5.385%. One of the term bank loans with a balance of $24,375 at December 31, 2005 includes an option to convert the loan into Euro, Yen or Swiss Francs at the applicable spot rates of Exchange.

The weighted-average interest rates on the above executed loans for the applicable periods were:

Year ended December 31, 2003	2.50%
Year ended December 31, 2004	2.60%
Year ended December 31, 2005	4.35%

The above revolving credit facilities and term bank loans are secured by first priority mortgages on all of the Company’s owned vessels, assignments of earnings and insurance of the mortgaged vessels, and corporate guarantees of the ship-owning subsidiaries.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2004 AND 2005

(Expressed in thousands of United States Dollars)

5.	Long-term debt (continued)

The loan agreements include, among other covenants, covenants requiring the Company to obtain the lenders’ prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay dividends in an amount more than 50% of cumulative net income (as defined in the related agreements), sell vessels and assets and change the beneficial ownership or management of the vessels. Also, the covenants require the Company to maintain a minimum liquidity, a minimum hull value in connection with the vessels’ outstanding loans, insurance coverage of the vessels against all customary risks and maintenance of operating bank accounts with minimum balances.

The annual principal payments required to be made after December 31, 2005 are as follows:

Year	Amount
2006	51,496
2007	13,726
2008	13,725
2009	13,725
2010 and thereafter	340,847

433,519

6.	Deferred income

	2004	2005
(a) Gain on Olympia sale-leaseback transaction	2,654	2,654
(b) Gain on Decathlon/Pentathlon sale-leaseback transactions	12,129	8,961
(c) Gain on interest rate swap agreements	1,674	—
Total	16,457	11,615
Less - current portion	(4,005)	(3,168)

Long-term portion	12,452	8,447

(a)	Gain on Olympia Sale-leaseback transaction: A capital gain of $2,654 from the sale of the Olympia in 1999 as part of a sale and leaseback transaction was deferred in full and will not be recognized in income prior to the exercise of an option by the lessor to require the Company to buy the vessel at a specified amount of $15,000 any time prior to June 30, 2009 or the date at which the lease ends without the lessor exercising the option. This specified amount constitutes a guarantee of the vessel’s residual value. The original lease was for eight years following which the Company has the first option to extend the charter for a further year annually until December 31, 2011. The Company may, at specified dates on or after December 31, 2006, buy the vessel at specified amounts, if it does not extend the charter. Alternatively, the lessor has the option to extend the charter for two additional years, through July 19, 2009, which is considered as the earliest expiration date of the charter which is treated as an operating lease.

Lease payments related to the time charter of the Olympia amounted to $7,577, $7,687, and $7,759 during the years ended December 31, 2003, 2004 and 2005, respectively. At December 31, 2005, the Company’s future minimum lease payments related to the time charter of the Olympia, assuming the vessel owner does not exercise the put option, are as follows:

Year	Amount
2006	7,853
2007	6,366

14,219

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2004 AND 2005

(Expressed in thousands of United States Dollars)

6. Deferred income (continued)

(b)	Gain on Decathlon/Pentathlon Sale-leaseback transactions: In October and November 2003, respectively, the Company sold two suezmaxes and time-chartered the vessels (re-named Cape Baker and Cape Balboa respectively) back from the buyer for a minimum period of five years, with options to extend the charters for a further three years. In addition, at the end of the first five years, or until the end of the seventh year if the charter is extended, the Company has the option to buy the vessel at specified amounts. The charter back agreements are accounted for as operating leases and the gains on the sale of $8,340 and $7,497 respectively were deferred and are amortized in proportion to the gross rental charge to expense over the five year lease period. Lease payments relating to the time charters of the Cape Baker and Cape Balboa were $1,775 and $1,024 respectively in 2003, $8,326 each in 2004 and $8,255 and $8,304 respectively in 2005. The Company’s future minimum lease payments on these vessels are as follows:

Year	Cape Baker	Cape Balboa	Total
2006	8,304	8,304	16,608
2007	8,304	8,304	16,608
2008	6,552	7,303	13,855

	23,160	23,911	47,071

(c)	Gain on Interest Rate Swap Agreements: In September 1999, the Company terminated two interest rate swap agreements which yielded a gain of $6,072, which was deferred, amortizing into income over the life of the related loan agreement. In September 2005, the loan agreement was voluntarily terminated fifteen months prior to the original termination date, and the remaining balance of the deferred gain of $1,674 was amortized in total as amortization of deferred gains on termination of swap agreements in Interest and Finance Costs (Note 8).

7.	Vessel Sales

In May 2005, the Company sold on delivery a newly constructed vessel for net proceeds of $70,015, and recognized a gain on sale of $10,765 which is shown as gain on sale of non-operating vessels under Other income in the accompanying Consolidated Statements of Income. In 2004, the Company sold on delivery a newly constructed vessel and recognized a gain on sale of $7,757.

During 2005, the Company also sold five operating vessels for net proceeds of $87,149. The total gain from these five sales was $34,540, and is shown as gain on sale of vessels in the accompanying Consolidated Statements of Income. In 2004, the Company sold two operating vessels and recognized a gain on sale of $13,608. No vessels were sold in 2003.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2004 AND 2005

(Expressed in thousands of United States Dollars)

8.	Interest and finance costs, net

	Expense (Income)
	2003	2004	2005
Interest expense	16,617	15,602	19,086
Less: Interest capitalized	(839)	(2,708)	(5,344)

Interest expense, net	15,778	12,894	13,742

Amortization of loan fees	686	368	1,034
Bank charges	289	163	1,360

Sub-total	16,753	13,425	16,136

Amortization of deferred gain on termination of swap agreement (Note 6)	(838)	(838)	(1,674)
Reclassification adjustments on undesignated cash flow hedges	—	861	(2,334)
Change in fair value of non-hedging financial instruments	(3,543)	(3,313)	(881)

Sub-total	(4,381)	(3,290)	(4,889)

Total	12,372	10,135	11,247

a.	During 2005, the Company has terminated two interest rate swap arrangements and de-designated three interest rate swap arrangements, as follows:

i.	A five-year, interest rate collar swap agreement, which was originally effective for the period commencing January 2003 through 2008. The notional amount of the swap was $50,000 and it was accounted for as a non-hedging instrument following the repayment of the related loan in May 2004. The swap transaction was terminated in September 2005, and during 2005 the fair value of the swap increased by $1,238 and was recorded in change in fair value of non-hedging financial instruments, in the table above.

ii.	A five-year interest rate swap agreement effective for the period April 2004 to January 2009 with a remaining notional amount of $33,500. It was accounted for as a hedge of the Company’s variable interest rate payments on a bank loan which was repaid in September 2005. The swap transaction was terminated in September 2005, and its accumulated positive change in fair value of $605, as of the date of termination was transferred out of other comprehensive income and was reclassified to earnings as reclassification adjustments on undesignated cash flow hedges, in the table above.

iii.	In December 2005, three separate loans from one bank were prepaid and the loans refinanced by the same bank. The interest rate swaps relating to these loans have been de-designated as hedges at December 2, 2005 and are consequently accounted for as non-hedging. The fair market valuation of these swaps previously recorded in other comprehensive income, amounting to in aggregate an unrealized gain of $1,729, was reclassified to earnings as reclassification adjustments on undesignated cash flow hedges, in the table above. The three swaps are:

•	April 2003. Effective for the period commencing July 30, 2003. Notional amount of the swap is $21,460. The Company receives LIBOR and pays LIBOR up to a cap of 4.5%. From July 30, 2005 to July 30, 2008, if LIBOR is below 4.5% and above 2.75%, the Company will pay LIBOR, unless LIBOR is at or below 2.75% in which case the Company will pay 4.5%.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2004 AND 2005

(Expressed in thousands of United States Dollars)

8.	Interest and finance costs, net (continued)

•	June 2004. Notional amount of $24,550. A cap of 3.00% is in place. In the first year, the cap is knocked-out if during the period 12 month LIBOR is at or above 4.10%. Similarly, the cap is knocked-out during in the second year commencing September 2005 if 12 months LIBOR is at or above 5.30%, and is knocked-out in the following three years if 12 month LIBOR is at or above 6.00% or between 6.25% to 6.5% in each of the respective years.

•	June 2005, an interest rate collar swap agreement, which is effective for the period commencing January 2007 through 2015 with a notional amount of $23,330, as included below in the description on new interest rate swaps.

As at December 31, 2004 and 2005, the Company held in total one and three interest rate swaps, respectively, that no longer met the strict criteria of hedge accounting, and as such, the change in their fair values since the dates of their de-designation (aggregate losses of $353 and $357, respectively) have been included in change in fair value of non-hedging financial instruments, in the table above.

b.	Financial instruments qualifying as hedges:

During 2005, the Company entered into three new interest rate swap agreements, accounted for as hedges of the Company’s variable interest rate payments on new bank loans drawn in 2005:

•	In June 2005, an agreement effective for the period commencing January 2007 through 2015 with a notional amount of $23,330. In accordance with the terms of the agreement, the Company receives LIBOR and pays LIBOR up to a cap of 4.41%. As further described above, in December 2005, this swap was de-designated as an effective cash flow hedge.

•	In September 2005, an agreement effective for the period commencing March 2006 through September 2012 with a notional amount of $79,125. In accordance with the terms of the agreement, the Company receives LIBOR and pays LIBOR up to a cap of 4.5%.

•	In October 2005, an agreement effective for the period commencing September 2006 through September 2014 with a notional amount of $125,000. In accordance with the terms of the agreement, the Companyreceives LIBOR and pays a fixed rate of 4.255%. If LIBOR is greater than 5.50% on fixing dates from the effective date of the swap until September 2008, then the fixed rate will be equal to LIBOR less 0.25% for such calculation periods; if LIBOR is greater than 6.00% on fixing dates from September 2008 until September 2009, then the fixed rate will be equal to LIBOR less 0.25% for such calculation periods; and if LIBOR is greater than 6.25% on fixing dates for any remaining calculation periods, then the fixed rate will be equal to LIBOR less 0.25%.

As at December 31, 2004 and 2005, the Company held in total eight and seven interest rate swap agreements, respectively, in order to hedge its exposure to interest rate fluctuations associated with its debt. These interest rate swap contracts were intended to provide a hedge against the variability in cash flows related to interest payments on the debt. The notional amounts of the contracts at December 31, 2005 aggregated to $337,499 and are effective until January 2008 to January 2015. The fair value of such financial instruments as of December 31, 2004 and 2005 in aggregate amounted to $1,136 and $3,067, respectively and are reflected directly in other comprehensive income in stockholders’ equity.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2004 AND 2005

(Expressed in thousands of United States Dollars)

9.	Stockholders’ Equity

During the years 2003 and 2005, the Board of Directors authorized various amounts for the re-purchase of shares by the Company. The transactions were open market based through the Oslo B rs or New York Stock Exchange. Such repurchases for the years ended December 31, 2003 and 2005 amounted to $1,792 and $37,756, respectively. There were no repurchases in 2004. Repurchased shares are immediately considered as canceled in accordance with the Company’s bye-laws and Bermudan Company Law.

In September 2005, the Board of Directors of the Company adopted a shareholder rights plan that authorizes to existing shareholders substantial preferred share rights and additional common shares if any third party acquires 15% or more of the outstanding common shares or announces its intent to commence a tender offer for at least 15% of the common, in each case, in a transaction that the Board of Directors has not approved.

In 1998, the Company adopted a Stock Option Plan authorizing the issuance of up to 450,000 options to purchase common shares (the “1998 Plan”). Options may be granted to the directors and officers of the Company or to other persons who are capable of influencing the development of the Company’s business. All stock options authorized by the 1998 Plan have been granted. In August 2001, all outstanding stock options were vested by action of the Board of Directors and all Company performance conditions to the exercise of such options were removed.

In 2004, the shareholders approved a share-based incentive plan providing for granting of up to 500,000 of stock options or other share-based awards to directors and officers of the Company as well as to employees of the related companies (the “2004 Plan”). As of December 31, 2005, no awards have been granted under this plan.

A summary of the Company’s stock option activity relating to the 1998 Plan is as follows:

	2003		2004		2005
	Number of Shares	Weighted- average exercise price	Number of Shares	Weighted- average exercise price	Number of Shares	Weighted- average exercise price
		(in U.S.$)		(in U.S.$)		(in U.S.$)
Outstanding at beginning of year	450,000	10.72	181,000	11.80	31,087	12.00
Granted	—	—	—	—	—	—
Exercised	(269,000)	10.00	(148,913)	11.76	18,449	12.00
Forfeited	—	—	(1,000)	12.00	—	—

Outstanding at end of year	181,000	11.80	31,087	12.00	12,638	12.00

Exercisable at end of year	181,000	11.80	31,087	12.00	12,638	12.00

As of December 31, 2005, the weighted-average remaining contractual life of outstanding options is 0.5 years. Costs recognized for options issued to the Directors of the Company and to employees of Tsakos and Tsakos Energy Management, using the fair value method, were nil for the years ended December 31, 2003, 2004 and 2005.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2004 AND 2005

(Expressed in thousands of United States Dollars)

10.	Earnings per Common Share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the foregoing and the exercise of all stock options (see Note 9) using the treasury stock method.

	2003	2004	2005
Net income available to common stockholders	$59,052	$143,290	$161,755

Weighted average common shares outstanding	17,134,347	19,034,727	19,772,270
Dilutive effect of stock options	53,512	46,248	14,576
Weighted average common shares – diluted	17,187,859	19,080,975	19,786,846

Basic earnings per common share (in U.S. $)	$3.45	$7.53	$8.18
Diluted earnings per common share (in U.S. $)	$3.44	$7.51	$8.17

For the above years, there were no stock options considered anti-dilutive which would have resulted in their exclusion from the computation of diluted earnings per common share.

11.	Income Taxes

Under the laws of the countries of the companies’ incorporation and/or vessels’ registration, the companies are not subject to tax on international shipping income. However, they are subject to registration and tonnage taxes, which have been included in Vessel operating expenses in the accompanying, consolidated statements of income.

The Company and its subsidiaries are entitled to exemption from U.S federal income tax in respect of their U.S. source shipping income as each subsidiary is organized in a foreign country that grants an equivalent exemption to corporations organized in the United States and, since March 2002, the Company’s stock is primarily and regularly traded on an established securities market in the United States, as defined by the Internal Revenue Code of the United States. In the years prior to listing on the New York Stock Exchange, entitlement to exemption was because each subsidiary was organized in a foreign country that granted an equivalent exemption to corporations organized in the United States and more than 50% of the value of each subsidiary’s stock was owned, directly or indirectly, by individuals who were residents of a foreign country that granted an equivalent exemption to corporations organized in the United States.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2004 AND 2005

(Expressed in thousands of United States Dollars)

12.	Commitments and Contingencies

As at December 31, 2005 the Company had under construction four 1A ice-class handysize product carriers, four 1A ice-class suezmaxes, two aframaxes and one LNG carrier. The total contracted amount for the eleven vessels under construction was $618,337. Remaining scheduled payments as of December 31, 2005 are $176,204 in 2006 and $302,698 in 2007.

In the ordinary course of the shipping business various claims and losses may arise from disputes with charterers, agents and other suppliers relating to the operations of the Company’s vessels. Management believes that all such matters are either adequately covered by insurance or are not expected to have a material adverse effect on the Company’s results from operations or financial condition.

13.	Financial Instruments

(a)	Interest rate risk: The Company’s interest rates and loan repayment terms are described in Note 8.

(b)	Concentration of credit risk: Financial Instruments consist principally of cash, trade accounts receivable, investments and derivatives. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. Credit risk with respect to trade accounts receivable is mitigated due to the high quality of entities comprising the Company’s charterer base. The Company limits the exposure of non-performance by counterparties to derivative instruments by diversifying among counterparties with high credit ratings.

(c)	Fair value: The carrying amounts reflected in the accompanying consolidated balance sheets of financial assets and accounts payable approximate their respective fair values due to the short maturity of these instruments. The fair values of long-term bank loans approximate the recorded values, generally due to their variable interest rates. The fair value of the swap agreements discussed in Note 8 equates to the amount that would be paid by or received by the Company to cancel the swaps.

f-19

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2004 AND 2005

(Expressed in thousands of United States Dollars)

14.	Subsequent Events

(a)	On January 9, 2006, the Company took delivery of the 1A ice-class suezmax Archangel and drew down on arelated credit facility for $38,017. On February 27, 2006, the Company took delivery of the 1A ice-classsuezmax Alaska and drew down on a related credit facility for $38,035.

(b)	On January 16, 2006, the Company announced the intended acquisition from the Tsakos Group of the VLCC La Prudencia and the product carrier Delphi, plus two contracts for construction in progress of two IB ice-class product carriers to be delivered in 2007, for a total consideration of $219,000. The Company took delivery of La Prudencia on January 20, 2006, and is expected to take delivery of the Delphi in May 2006. On January 25, the companies owning the contracts for the two vessels under construction were acquired by the Company. These companies were previously non-trading.

(c)	On February 3 and on March 3, 2006, the Company signed contracts with Sumitomo shipyard of Japan for the construction of two af ramax tankers for delivery in 2008 at a price of $58,900 each.

(d)	On February 28, 2006, the Board of Directors approved the purchase of six 2005 built 1A ice-class MR product carriers and the construction contracts for three 1A ice-class LR product carriers to be delivered within 2006, for a total consideration of $530,000. The Company plans to take delivery of the vessels and contracts by the end of April 2006. On March 6, 2006, $44,300 was paid by the Company in escrow as a deposit for the acquisition.

(e)	On February 28, 2006, the Board of Directors resolved that a dividend of $1.10 cents per share will be paid on April 27, 2006 to shareholders of record on April 15, 2006.

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TEN’s Fleet

VESSEL	DWT	BUILT	HULL	ICE CLASS	LOA	MAX BREADTH	YARD	CLASSIFICATION SOCIETY
CRUDE OIL
VLCC
MILLENNIUM	301,171 mt	Sep-98	D/D		331.00 m	58.00 m	Hyundai Heavy Industries	American Bureau of Shipping Korean Register
LA MADRINA	299,700 mt	Jan-94	D/D		343.71 m	56.40 m	Odense Lindoe	Lloyds Register
LA PRUDENCIA	298,900 mt	Jan-93	D/D		343.71 m	56.40 m	Odense Lindoe	Lloyds Register
SUEZMAX
ALASKA	162,400 mt	Feb-06	D/D	1A	274.00 m	50.00 m	Hyundai Heavy Industries	American Bureau of Shipping
ARCHANGEL	162,400 mt	Jan-06	D/D	1A	274.00 m	50.00 m	Hyundai Heavy Industries	American Bureau of Shipping
EURONIKE	164,608 mt	Sep-05	D/D	1C	274.00 m	50.00 m	Hyundai Heavy Industries	Lloyds Register
EUROCHAMPION 2004	164,608 mt	Apr-05	D/D	1C	274.00 m	50.00 m	Hyundai Heavy Industries	Lloyds Register
TRIATHLON	164,445 mt	Dec-02	D/D		274.00 m	50.00 m	Hyundai Samho	American Bureau of Shipping
CAPE BALBOA	164,236 mt	Oct-02	D/D		274.00 m	50.00 m	Hyundai Samho	American Bureau of Shipping
CAPE BAKER	164,274 mt	Aug-02	D/D		274.00 m	50.00 m	Hyundai Samho	American Bureau of Shipping
SILIA T	164,286 mt	Jun-02	D/D		274.00 m	50.00 m	Hyundai Samho	American Bureau of Shipping
AFRAMAX
PARTHENON	107,018 mt	Jul-03	D/D		246.80 m	42.00 m	Imabari	American Bureau of Shipping
MARATHON	107,181 mt	Jan-03	D/D		246.80 m	42.00 m	Imabari	American Bureau of Shipping
OPAL QUEEN	107,181 mt	Mar-01	D/D		246.80 m	42.00 m	Imabari	Nipon Kaiji Kyokai
OLYMPIA	107,181 mt	Mar-99	D/D		246.80 m	42.00 m	Imabari	Bureau Veritas
MARIA TSAKOS	107,181 mt	Jul-98	D/D		246.80 m	42.00 m	Imabari	Lloyds Register
ATHENS 2004	107,181 mt	Mar-98	D/D		246.80 m	42.00 m	Imabari	Bureau Veritas
VERGINA II	96,709 mt	Apr-91	S/S		247.20 m	41.60 m	Gdynia	American Bureau of Shipping

PRODUCTS
PANAMAX
ANDES	68,439 mt	Sep-03	D/D		228.50 m	32.20 m	Imabari	Lloyds Register
AZTEC	68,439 mt	May-03	D/D		228.50 m	32.20 m	Imabari	Lloyds Register
INCA	68,439 mt	Apr-03	D/D		228.50 m	32.20 m	Imabari	Lloyds Register
MAYA	68,39 mt	Jan-03	D/D		228.50 m	32.20 m	Imabari	Lloyds Register
VICTORY III	68,160 mt	Nov-90	D/D	1C	242.80 m	32.20 m	Zaliv	Det Norske Veritas
HESNES	68,157 mt	Apr-90	D/D	1C	242.80 m	32.20 m	Zaliv	Bureau Veritas
BREGEN	68,157 mt	Nov-89	D/D	1C	242.80 m	32.20 m	Zaliv	American Bureau of Shipping
HANDYMAX MR
ARIADNE	52,800 mt	Nov-05	D/D	1A	186.41 m	32.25 m	Hyundai Mipo Dockyard	Lloyds Register
ARTEMIS	52,800 mt	Aug-05	D/D	1A	186.41m	32.25 m	Hyundai Mipo Dockyard	Lloyds Register
AFRODITE	53,039 mt	Aug-05	D/D	1A	186.41 m	32.25 m	Hyundai Mipo Dockyard	Lloyds Register
APOLLON	53,148 mt	May-05	D/D	1A	186.41m	32.25 m	Hyundai Mipo Dockyard	Lloyds Register
ARIES	53,106 mt	Apr-05	D/D	1A	186.41 m	32.25 m	Hyundai Mipo Dockyard	Lloyds Register
AJAX	53,264 mt	Mar-05	D/D	1A	186.41m	32.25 m	Hyundai Mipo Dockyard	Lloyds Register
HANDYSIZEMR
DIDIMON	37,432 mt	Jan-05	D/D		176.00 m	31.00 m	Hyundai Mipo Dockyard	Lloyds Register
DELPHI	37,432 mt	Sep-04	D/D		176.00 m	31.00 m	Hyundai Mipo Dockyard	Lloyds Register
LIBRA	41,161 mt	Feb-88	D/S		172.20 m	32.30 m	Hashijama	Nippon Kaiji Kyokai
CRUX	41,161 mt	Dec-87	D/S		172.20 m	32.30 m	Hashijama	Nippon Kaiji Kyokai

ANNUAL REPORT AND ACCOUNTS 2005

A17

TEN’s Fleet Under Construction	As of April 2006

VESSEL	DWT	BUILT	HULL	ICE CLASS	LOA	MAX BREADTH	YARD	CLASSIFICATION SOCIETY
CRUDE OIL
SUEZMAX
ARCTIC	162,400 mt	Feb-07	D/D	1A	274.00 m	50.00 m	Hyundai Heavy Industries	American Bureau of Shipping
ANTARCTIC	162,400 mt	Apr-07	D/D	1A	274.00 m	50.00 m	Hyundai Heavy Industries	American Bureau of Shipping

AFRAMAX
H/N 1328	105,000 mt	Mar-07	D/D		228.60 m	42.00 m	Sumitomo Heavy Industries	Lloyds Register
H/N 1334	105,000 mt	Jun-07	D/D		228.60 m	42.00 m	Sumitomo Heavy Industries	Lloyds Register
H/N 1342	105,000 mt	Nov-08	D/D		228.60 m	42.00 m	Sumitomo Heavy Industries	Lloyds Register
H/N 1344	105,000 mt	Nov-08	D/D		228.60 m	42.00 m	Sumitomo Heavy Industries	Lloyds Register

PRODUCTS
AFRAMAX LR
PROTEAS	116,000 mt	May-06	D/D	1A	250.00 m	44.00 m	Hyundai Heavy Industries	Bureau Veritas
PROMITHEAS	116,000 mt	Aug-06	D/D	1A	250.00 m	44.00 m	Hyundai Heavy Industries	Bureau Veritas
PROPONTIS	116,000 mt	Oct-06	D/D	1A	250.00 m	44.00 m	Hyundai Heavy Industries	Bureau Veritas

HANDYSIZE MR
ANDROMEDA	36,660 mt	Mar-06	D/D	1A	183.00 m	27.34 m	Hyundai Mipo Dockyard	Det Norske Veritas
ANTARES	36,660 mt	Jun-06	D/D	1A	183.00 m	27.34 m	Hyundai Mipo Dockyard	Det Norske Veritas
ARION	36,660 mt	Oct-06	D/D	1A	183.00 m	27.34 m	Hyundai Mipo Dockyard	Det Norske Veritas
AEGEAS	36,660 mt	May-07	D/D	1A	183.00 m	27.34 m	Hyundai Mipo Dockyard	Det Norske Veritas
BYZANTION	37,340 mt	May-07	D/D	1B	183.00 m	27.34 m	Hyundai Mipo Dockyard	Det Norske Veritas
BOSPOROS	37,340 mt	Sep-07	D/D	1B	183.00 m	27.34 m	Hyundai Mipo Dockyard	Det Norske Veritas

LNG
H/N 1754	73,800 mt	Jan-07	D/D		288.00 m	44.20 m	Hyundai Heavy Industries	Lloyds Register

D/D: Double Side - Double Bottom

D/S. Double Side - Single Bottom

S/S: Single Side - Single Bottom

ANNUAL REPORT ACCOUNTS 2005

A18

Shareholders information

TEN Ltd shares trade on the New York Stock Exchange and the Bermuda Stock Exchange under the symbol:

NYSE – TNP

BERMUDA – TEN

There were 19,177,195 shares outstanding as of December 31, 2005.

Transfer Agent & Register for the shares	Independent Auditors	Legal Counsel New York	Legal Counsel London
The Bank of New York	Ernst & Young	Morgan Lewis & Bockius, LLP	Holman Fenwick & Willan
111 Eighth Avenue, 11th	11th Km National Rd Athens-Lamia	101 Park Avenue	Marlow House,
Floor	114 51 Metamorphosi	New York, NY 10178	Lloyds Avenue
New York, NY 10011	Greece	U.S.A	London, E3N 3AL
U.S.A			United Kingdom

Share price Information

The following table sets forth on a per share basis the high and low sales prices and the average daily trading volume per quarter for consolidated trading in the Company’s common shares on the New York Stock Exchange for each quarter during the 12 months ended December 31, 2005.

Quarter Ended	High	Low	Average Daily Volume during quarter ended	Dividends Declared (Per Share)
March 31, 2005	$44.03	$32.30	294,270 shares
June 30, 2005	$45.88	$36.75	226,695 shares	$0.95 paid on April 26th 2005
September 30, 2005	$41.99	$35.57	202,803 shares
December 31, 2005	$39.44	$32.25	163,063 shares	$1.00 paid on October 26th 2005

Stock information may be accessed through:

Bloomberg under:	“TNP US”
“TEN BH”

Reuters under:	“TNP.N”

A copy of the company’s Annual Report, can be obtained by either writing or calling any of the following company officers:

•	George Saroglou Chief Operating Officer

•	Paul Durham, Chief Financial Officer

•	Harrys Kosmatos, Senior Manager-Corporate Development

Tsakos Energy Navigation Limited
367, Syngrou Avenue,
17564 Athens Greece

Tel: + 30 (210) 9407710-13
Fax: + 30 (210) 9407716

Email: ten@tenn.gr
Website: www.tenn.gr

Visit our website at: http://www.tenn.gr Download a copy of our 2005 Annual Report and Accounts in PDF format

Nikolas P. Tsakas, CEO (right) and

Paul Durham, CFO (left) receiving

the Europe 500 award

for TEN ranking 82nd in

Europe’s fastest growing companies.

ANNUAL REPORT AND ACCOUNTS 2005

A19

Tankers

TEN jumps to ice class No 1 with $530m fleet deal

Nine new product tankers to be acquired fr… Western Petroleum Group, writes Nigel Lov…

FINANCE

Tsakos putting on its armour

Growth from 3,4% in 2004 down to 1,9% in 2005 and up again to 2,1% in 2006

Tanker Market 2005: 3rd year of prosperity

TEN: Scrappage and shipyard limitations in favour of demand

Tsakos income in nine-month surge

TEN back at Sumitomo for aframaxes

TEN bolsters fleet

LNG

ICE CLASS

Shipping Finance

MONTHLY NEWSPAPER

OWNER: EUROPEAN PUBLICATIONS CENTER S.A. • ANNUAL SUBSCRIPTION: $ 140 €120 £75 • 15 DECEMBER 2005 • ISSUE No 114

For the second year it ranked 82nd on Europe's 500 listing of fast growing businesses

TEN: Among the faster growing companies in Europe

Since January 1st 2001, TEN's market capitalization increased over 500% and profitability over 850%

Mr. Nikos Tsakos

Captain Panagiotis Tsakos

TSAKOS ENERGY NAVIGATION, LTD	TSAKOS SHIPPING & TRADING, S.A.
Megaron Makedonia 367, Syngrou Ave., 175 64 P. Faliro, Hellas	Fleet Technical Manager
Tel: + (30) 210 94 07 710-13 Fax: + (30) 210 94 07 716
www.tenn.gr e-mail: ten@tenn.gr